GROWING SUSTAINABLY 2021 ANNUAL REPORT

CONTENTS

MESSAGE FROM THE CHAIRMAN & THE PRESIDENT AND CEO	1
FINANCIAL HIGHLIGHTS	4
NEXT GENERATION ESG STRATEGY	6
2021 REPORT TO SHAREHOLDERS	9

"Heading into the next stage of our growth, we're in a stronger position than we've ever been to serve our trusted customer base, leveraging a strong vision, unparalleled competitive advantages, and an experienced, talented and resilient workforce."

2021 Annual Report



MESSAGE FROM THE CHAIRMAN & THE PRESIDENT AND CEO

We are pleased to report that Gildan delivered outstanding performance in 2021 demonstrating the power of the Company's well-executed "Back to Basics" strategy. Thanks to a clear focus, proven vertically integrated model, and the operating excellence of the Gildan team, the Company navigated through a labour and supply chain constrained environment and was able to capitalize on the economic recovery, ending the year with record sales and earnings. Given this strong performance and increased confidence in the Company's prospects, we reinstated our dividend and resumed share buybacks as the Company generated record free cash flow[1] of $594 million for the full year. In total, with these initiatives we returned more than $335 million of capital to shareholders in 2021. Further, on February 23, 2022, we were pleased to announce an increase to the Company's share repurchase program from 5% to 10% of public float and a 10% increase in the current quarterly dividend. More importantly, heading into the next stage of our growth, we're in a stronger position than we've ever been to serve our trusted customer base, leveraging a strong vision, unparalleled competitive advantages, and an experienced, talented and resilient workforce.

From Recovery to Growth

Throughout 2021, we saw a strong economic rebound alongside rapid vaccine deployment. Activity in many sectors picked up with the gradual resumption of sports, in-person schooling as well as the return of many large events. Supported by this positive backdrop, the Company's revenues recovered steadily and accelerated to above pre-pandemic levels of performance by the second half of the year. However, the fast-paced economic recovery in conjunction with the ongoing impacts from the pandemic brought on a new set of challenges: tight inventory, labour shortages, inflationary cost pressures, and supply chain disruptions. While demand for apparel grew stronger, Gildan was not immune to these factors, and the teams did an exceptional job to respond to this environment.

Most importantly, Gildan's vertically integrated model and geographical positioning stood out and continues to stand out as a clear competitive advantage. With most of the products manufactured at Company facilities in Central America and the Caribbean, reliance on third-party suppliers remains low, reducing Gildan's exposure to delays and other risks associated with sourced products from Asia and overseas.

1) Free cash flow, adjusted operating margin and return on net assets are non-GAAP financial measures or ratios. Such measures and ratios are not recognized for financial statement presentation under GAAP, do not have standardized meanings, may not be comparable to similar measures or ratios presented by other entities and should not be considered substitutes for, or superior to, GAAP measures. Refer to section 17 of Gildan's 2021 MD&A included herein for additional information on Gildan's non-GAAP financial measures.

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Gildan's business model placed the Company in a position of strength on several fronts relative to its peers: efficiency, cost structure, speed, self-reliance, and sustainability. Further, looking to build on its core strengths, in late 2021 Gildan acquired Frontier Yarns which includes four yarn-spinning facilities located in North Carolina. This acquisition has strengthened the Company's vertically integrated business model, providing yarn availability for textile capacity expansion plans in Central America and the Caribbean and additional yarn capacity to support long-term growth. Finally, the Company was also able to resume its expansion plans in Bangladesh and move forward with the construction of the first of two planned large-scale textile and sewing facilities to serve global demand.

Building on "Back to Basics"

Over the last few years, the Company has been on a path toward simplifying its business under its "Back to Basics" strategy. Key elements of this strategy have included rationalizing the Company's product portfolio; driving manufacturing cost advantage and flexibility; and optimizing Gildan's distribution network and infrastructure. Through this process, the Company reconnected with its founding values and core strengths: low-cost, low-complexity, large-scale, responsible manufacturing with an entrepreneurial mindset. This strategy, while simple in many ways, has been extremely successful. It has allowed us to deliver adjusted operating margin[1] expansion of close to 500 basis points and return on net assets[1] improvement of more than 800 basis points during the 2018 to 2021 period. Keeping close to these principles is key to creating long-term value for all stakeholders, and it is with this conviction that the management team has built on "Back to Basics" as it developed the "Gildan Sustainable Growth" strategy as we ended 2021.

"Gildan Sustainable Growth" Strategy

In particular, Gildan's execution of its "Back to Basics" strategy has allowed the Company to simplify and focus its business, as well as position the Company well for sustainable growth. With this in mind, the Company has now turned its efforts to building on its strong foundation to drive organic top and bottom-line growth through three key pillars – capacity expansion, innovation, and ESG. Under this modified strategy, we believe that by leveraging our competitive advantage as a low-cost, vertically integrated manufacturer and executing on well-defined capacity expansion plans, delivering value-driven and innovative products, and through leading ESG practices, Gildan can drive strong revenue growth, profitability and effective asset utilization, to deliver compelling shareholder value creation.

We see a bright future for the Company under the "Gildan Sustainable Growth" strategy and the potential to take advantage of further recovery in areas still impacted by the pandemic, including travel, tourism, and large events. Additionally, we see significant opportunity to capitalize on broader industry shifts, including casualization of apparel, momentum for private brands, growing online access for the Company's products, and the increasing appeal of nearshoring supply chains. Further, ESG considerations are gaining importance every year with all stakeholders and we are proud to be in a position to be able to build on Gildan's 20-year track record of operating responsibly, ethically, and transparently.

Setting the Bar Higher for Sustainability

Specifically, building on a strong foundation of best-in-class ESG practices, in 2021 the Company undertook a detailed assessment to redefine its ESG strategy and push its approach to sustainability even further. As a result, early in 2022 the Company unveiled its "Next Generation ESG" strategy – an enhanced framework designed to deliver meaningful advancements by 2030 in key areas related to Climate, Energy, and Water; Circularity; Human Capital Management; Long-Term Value Creation; and Transparency and Disclosure. Initiatives under this framework will focus on reducing the Company's Scope 1 and 2 GHG emissions in line with the Science Based Targets initiative (SBTi); reducing water intensity; increasing circularity and sourcing of sustainable raw materials; increasing community investment; strengthening diversity, equity, and inclusion by setting a first-time goal on gender parity; and implementing a disclosure plan to further align to the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. Overall, a comprehensive strategy that reflects Gildan's leading commitment to ESG.



Finally, as we close a year of strong performance and strategic progress, we would like to express our deep gratitude to all employees for their hard work through uncertain times and for their resilience in adapting to the realities of COVID. The fact that we have come through the pandemic stronger is a testament to their dedication. We would also like to thank our customers for their loyalty, the Board of Directors for their oversight and guidance and you, our shareholders, for your trust and ongoing support. We are excited about the path ahead and confident that we will continue to deliver value over the long-term.

Sincerely,

Donald C. Berg
Chairman of the Board

Glenn J. Chamandy
President and CEO



1) Free cash flow, adjusted operating margin and return on net assets are non-GAAP financial measures or ratios. Such measures and ratios are not recognized for financial statement presentation under GAAP, do not have standardized meanings, may not be comparable to similar measures or ratios presented by other entities and should not be considered substitutes for, or superior to, GAAP measures. Refer to section 17 of Gildan's 2021 MD&A included herein for additional information on Gildan's non-GAAP financial measures.

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2021 Annual Report 3

FINANCIAL HIGHLIGHTS

NET SALES



In US$ millions
2017
2018
2019
2020
2021
2,750.8
2,908.6
2,823.9
1,981.3
2,922.6

CAPITAL EXPENDITURES



In US$ millions
2017
2018
2019
2020
2021
94.8
125.2
140.2
58.3
130.2

DILUTED EARNINGS (LOSS) PER SHARE



In US$
2017
2018
2019
2020
2021
1.61
1.72
1.66
1.86
1.27
1.66
-1.14
-0.18
3.07
2.72
Diluted earnings (loss) per share
Adjusted diluted earnings (loss) per share(1)

FREE CASH FLOW(1)



In US$ millions
2017
2018
2019
2020
2021
519.2
428.9
226.5
357.5
593.7

ADJUSTED EBITDA(1)



In US$ millions
2017
2018
2019
2020
2021
586.1
595.5
548.1
165.1
726.8

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in the 2021 Management's Discussion and Analysis.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

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2021 Annual Report

(in US$ millions, except per share data and ratios)	2017	2018	2019	2020	2021
STATEMENT OF EARNINGS					
Net sales	2,750.8	2,908.6	2,823.9	1,981.3	2,922.6
Adjusted EBITDA(1)	586.1	595.5	548.1	165.1	726.8
Gross profit	801.2	806.0	704.5	249.1	940.2
Adjusted gross profit(1)	801.2	806.0	759.5	305.7	903.0
Operating income (loss)	401.0	403.2	289.0	(180.8)	651.9
Adjusted operating income(1)	423.9	437.4	391.3	18.0	591.4
Net earnings (loss)	362.3	350.8	259.8	(225.3)	607.2
Diluted earnings (loss) per share	1.61	1.66	1.27	(1.14)	3.07
Adjusted net earnings (loss)(1)	386.9	393.1	339.6	(36.3)	538.1
Adjusted diluted earnings (loss) per share(1)	1.72	1.86	1.66	(0.18)	2.72
CASH FLOW					
Cash flow from operating activities	613.4	538.5	361.0	415.0	617.5
Capital expenditures	(94.8)	(125.2)	(140.2)	(58.3)	(130.2)
Free cash flow(1)	519.2	428.9	226.5	357.5	593.7
FINANCIAL POSITION					
Total assets	2,980.7	3,004.6	3,211.1	3,020.9	3,136.7
Net debt(1)	577.2	622.3	862.4	577.2	529.9
Shareholders' equity	2,051.4	1,936.1	1,834.5	1,558.9	1,919.4
FINANCIAL RATIOS					
Gross margin(2)	29.1%	27.7%	24.9%	12.6%	32.2%
Adjusted gross margin(1)	29.1%	27.7%	26.7%	15.3%	30.9%
Operating margin(3)	14.6%	13.9%	10.2%	-9.1%	22.3%
Adjusted operating margin(1)	15.4%	15.0%	13.8%	0.9%	20.2%
Return on net assets (RONA)(1)	14.9%	15.6%	13.3%	1.0%	23.1%
Net debt leverage ratio(1)	1.0x	1.0x	1.6x	3.5x	0.7x

(1) This is a non-GAAP financial measure or ratio. Please refer to "Definition and reconciliation of non-GAAP financial measures" in the 2021 Management's Discussion and Analysis.

(2) Gross margin is defined as gross profit divided by net sales.

(3) Operating margin is defined as operating income (loss) divided by net sales.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

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NEXT GENERATION ESG STRATEGY

One of the world's most efficient, ethical, and sustainable apparel manufacturers

From the start, Gildan was built and has operated on the principle that it is possible to make high-quality, durable apparel in a responsible way. That thinking continues to be integrated into our Company's business strategy and remains one of our core competitive advantages.

At the beginning of 2022, Gildan unveiled its "Next Generation ESG" strategy and future targets that seek to tackle global environmental and social priorities aimed at improving the lives of people who make Gildan garments, further protecting the environment, empowering neighbouring communities, and increasing the sustainability of products delivered to our customers worldwide. Looking ahead, Gildan has committed to making meaningful advancements in the following areas with ambitious goals to look forward to.

AREAS OF FOCUS

CLIMATE, ENERGY, AND WATER

Pave the way towards a low carbon future while reducing water intensity by optimizing our operations and investing in renewable energy.

CIRCULARITY

Heighten focus on sourcing sustainable raw materials and enhancing sustainable waste management initiatives.

HUMAN CAPITAL MANAGEMENT

Continue to respect human rights, enhance health and safety systems, and work towards gender parity.

LONG-TERM VALUE CREATION

Positively impact economic development in regions where we operate with value-driven community investments and volunteerism.

TRANSPARENCY AND DISCLOSURE

Enhance and strengthen ESG disclosures, providing all stakeholders with robust, transparent, and decision-useful information.

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2021 Annual Report

FUTURE TARGETS

2025 — **Source 100% sustainable cotton**

2026 — **Allocate 1% of pre-tax earnings towards local community initiatives**

2027 — **Source 30% recycled polyester or alternative fibres and yarns**

Use 75% recycled or sustainable packaging and trim materials

Achieve zero manufacturing waste

2027 — **Achieve gender parity within the employee group encompassing Director level and above positions**

2028 — **Obtain ISO 45001 certification for 100% of owned and operated factories**

2030 — **Reduce Scope 1 and 2 GHG emissions by 30%***

Reduce water intensity by 20%*

AWARDS & RECOGNITIONS

Dow Jones Sustainability Index

S&P Global Sustainability Yearbook

2022 Carbon Clean 200™ list

Corporate Knights – Global 100 Most Sustainable Corporations

Investor Business Daily – Top 100 ESG Companies of the Year

*Compared to a 2018 baseline

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8 2021 Annual Report

2021 REPORT TO SHAREHOLDERS February 24, 2022

TABLE OF CONTENTS MANAGEMENT’S DISCUSSION AND ANALYSIS 1 PREFACE P. 3 2 CAUTION REGARDING FORWARD-LOOKING STATEMENTS P. 3 3 OUR BUSINESS P. 5 3.1 Overview 3.2 Our operations 3.3 Competitive environment 4 STRATEGY P. 9 5 OPERATING RESULTS P. 10 5.1 Overview 5.2 Non-GAAP financial measures 5.3 Business acquisitions 5.4 Selected annual information 5.5 Consolidated operating review 5.6 Summary of quarterly results 5.7 Fourth quarter operating results 6 FINANCIAL CONDITION P. 22 7 CASH FLOWS P. 24 8 LIQUIDITY AND CAPITAL RESOURCES P. 26 9 LEGAL PROCEEDINGS P. 30 10 OUTLOOK P. 30 11 FINANCIAL RISK MANAGEMENT P. 30 12 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS P. 31 13 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED P. 34 14 DISCLOSURE CONTROLS AND PROCEDURES P. 35 15 INTERNAL CONTROL OVER FINANCIAL REPORTING P. 36 16 RISKS AND UNCERTAINTIES P. 36 17 DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES P. 48 MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING P. 56 AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS P. 61 NOTES TO AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS P. 65

1.0 PREFACE In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries. This MD&A comments on our operations, financial performance and financial condition as at and for the years ended January 2, 2022 and January 3, 2021. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s audited annual consolidated financial statements for the year ended January 2, 2022 and the related notes. In preparing this MD&A, we have taken into account all information available to us up to February 24, 2022, the date of this MD&A. The audited annual consolidated financial statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on February 22, 2022. All financial information contained in this MD&A and in the audited annual consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A. Additional information about Gildan, including our 2021 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov. 2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business”, “Strategy”, "Operating results", “Liquidity and capital resources - Long-term debt and net debt”, “Outlook”, "Financial risk management", and "Risks and uncertainties" contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document. Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to: • the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) pandemic and the more recent appearance of COVID variants, including the scope and duration of government mandated general, partial, or targeted private sector shutdowns, travel restrictions, social distancing measures, and the pace of mass vaccination campaigns; • changes in general economic and financial conditions globally or in one or more of the markets we serve, including those resulting from the impact of the COVID-19 pandemic and the more recent appearance of COVID variants; • our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online; • our ability to successfully integrate acquisitions and realize expected benefits and synergies; • the intensity of competitive activity and our ability to compete effectively; • our reliance on a small number of significant customers; • the fact that our customers do not commit to minimum quantity purchases; MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 3

• our ability to anticipate, identify, or react to changes in consumer preferences and trends; • our ability to manage production and inventory levels effectively in relation to changes in customer demand; • fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals from current levels; • our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials and finished goods; • the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production; • disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour shortages or disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events; • the impacts of the COVID-19 pandemic on our business and financial performance and consequently on our ability to comply with the financial covenants under our debt agreements; • compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti- corruption, and other laws and regulations in the jurisdictions in which we operate; • the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder; • factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties; • changes to and failure to comply with consumer product safety laws and regulations; • changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations; • negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors; • changes in third-party licensing arrangements and licensed brands; • our ability to protect our intellectual property rights; • operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems; • an actual or perceived breach of data security; • our reliance on key management and our ability to attract and/or retain key personnel; • changes in accounting policies and estimates; and • exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices. These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 4

3.0 OUR BUSINESS 3.1 Overview Gildan is a leading vertically integrated manufacturer of everyday basic apparel, including activewear, underwear, and hosiery products. Our products are sold to wholesale distributors, screenprinters and embellishers in North America, Europe, Asia-Pacific, and Latin America, as well as to retailers in North America, including mass merchants, department stores, national chains, specialty retailers, craft stores and online retailers. We also manufacture products for global lifestyle brand companies who market these products under their own brands through their own retail establishments, e- commerce platforms, and/or to third-party retailers. Manufacturing and operating as a socially responsible producer is at the heart of what we do. The vast majority of our sales are derived from products we manufacture ourselves. Since the Company’s formation, we have made significant capital investments in developing and operating our own large-scale, vertically integrated manufacturing facilities, including yarn production, textile and sock manufacturing, as well as sewing operations, controlling all aspects of the production process from start to finish for the garments we produce. We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities, the level of vertical integration of our supply chain and the capital investments that we have made over the years differentiate us from our competition who are not as vertically integrated and may rely more heavily on third-party suppliers. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production/delivery cycle times. In addition, running our own operations allows us to achieve adherence to high standards for environmental and social responsibility practices employed throughout our supply chain. 3.2 Our Operations 3.2.1 Brands, Products and Customers The products we manufacture and sell are marketed under Company brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Alstyle® and GoldToe®. In addition, pursuant to a sock licensing agreement providing us exclusive distribution rights in the United States and Canada, we also sell socks under the Under Armour® brand. Further, we manufacture for and supply products to select leading global athletic and lifestyle brands, as well as to certain retail customers who market these products under their own exclusive brands. Our primary product categories include activewear tops and bottoms (activewear), socks (hosiery), and underwear tops and bottoms (underwear). We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. The majority of our activewear sales are currently derived from activewear sold to wholesale distributors in the imprintables channels in North America and internationally. These wholesale distributors then sell the blank garments to screenprinters/ embellishers who decorate the products with designs and logos, and who in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. We also sell activewear products in blank form to various retailers, in addition to underwear and socks for men, ladies, and kids. These retailers include mass merchants, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, dollar stores, and price clubs, all of which sell to consumers through their brick and mortar outlets and/or their e-commerce platforms. Additionally, we sell to pure-play online retailers who sell to consumers. We also manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel through their own retail establishments, e-commerce platforms, and/or through third-party retailers. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 5

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table summarizes our product offering under Company and licensed brands:

Primary product categories	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, and sport shirts	Gildan®, Gildan Performance®, Gildan® Hammer™, Comfort Colors®, American Apparel®, Alstyle®, GoldToe®
Hosiery[1]	athletic, dress, casual and workwear socks, liner socks, socks for therapeutic purposes[2], sheer panty hose[3], tights[3], and leggings[3]	Gildan®, Under Armour®[4], GoldToe®, PowerSox®, Signature Gold by Goldtoe®, Peds®, MediPeds®, Therapy Plus®, All Pro®, Secret®[5], Silks®[5], Secret Silky®, American Apparel®
Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®
Intimates[1]	ladies' shapewear, intimates, and accessories	Secret®[5], Secret Silky®

(1) The Company is planning to exit the sheer panty hose, tights, leggings, ladies shapewear, intimates, and accessories products, marketed under the Secret®, Silks®, Secret Silky® and Therapy Plus® brands.
(2) Applicable only to Therapy Plus® and MediPeds®.
(3) Applicable only to Secret®, Silks®, Secret Silky®, and Peds®.
(4) Under license agreement for socks only - with exclusive distribution rights in the U.S. and Canada.
(5) Secret® and Silks® are registered trademarks in Canada.

3.2.2 Manufacturing

The vast majority of our products are manufactured in facilities that we own and operate. To a much lesser extent, we also use third-party contractors to supplement certain product requirements. Our vertically integrated operations range from start to finish of the garment production process and include capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean, and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Honduras in Central America.

In order to support further sales growth, continue to drive an efficient and competitive cost structure, and enhance geographic diversification in our supply chain, we are expanding manufacturing capacity across our manufacturing network, including plans of a significant expansion in Bangladesh. In 2019, we purchased land, in close proximity to our existing facility in Bangladesh, which is intended to be used for the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations. The incremental capacity is expected to service international and North American markets.

2021 Developments

During 2021, the Company resumed capital spending after temporarily deferring non-critical capital investments and delaying major spending towards manufacturing capacity expansion during 2020, in light of the pandemic and the related impact on global economic activity and our own business. We continued to expand capacity in Central America and the Caribbean, including the reinstallation of equipment relocated from our previous operations in Mexico, and we resumed investments towards our capacity expansion plans for Bangladesh, as previously described.

As described in subsection 5.3.1, in December 2021, the Company purchased one of its yarn suppliers, Frontier Yarns, adding four yarn-spinning facilities in North Carolina to our already significant yarn manufacturing base. The acquisition of Frontier Yarns will allow Gildan to build on its global vertically integrated supply chain through further internalizing yarn production, and is expected to support incremental yarn needs for Gildan's textile capacity expansion plans in Central America and the Caribbean.

GILDAN 2021 REPORT TO SHAREHOLDERS 6

GILDAN

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table provides a summary of our primary manufacturing operations by geographic area:

	United States	Central America	Caribbean	Asia
Yarn-spinning facilities(1): conversion of cotton, polyester and other fibres into yarn	■ Salisbury, NC (2 facilities) ■ Mocksville, NC ■ Eden, NC ■ Clarkton, NC ■ Sanford, NC (2 facilities)(4) ■ Mayodan, NC(4) ■ Stoneville, NC(4) ■ Cedartown, GA			
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities)	■ Dominican Republic	■ Bangladesh
Sewing facilities(2): assembly and sewing of cut goods		■ Honduras (3 facilities) ■ Nicaragua (4 facilities)	■ Dominican Republic (2 facilities)	■ Bangladesh
Garment-dyeing(3): pigment dyeing or reactive dyeing process		■ Honduras		
Hosiery manufacturing facilities: conversion of yarn into finished socks		■ Honduras		

(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in the U.S., to satisfy the remainder of our yarn needs.
(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, primarily in Haiti, and other regions in Central America, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, which involves a different dyeing process than how we typically dye the majority of our products at our textile facilities. Our garment dyeing operations are located in our Rio Nance 3 facility in Honduras.
(4) Acquired as part of the acquisition of Frontier Yarns, effective December 10, 2021.

3.2.3 Environmental, Social and Governance (ESG) Program

Gildan's sustainability journey started earlier than most, with an already 20-year track record of implementing, measuring, monitoring, optimizing, and reporting in this regard. Gildan has always placed a high priority on operating responsibly, ethically, and transparently. ESG is core to Gildan's long-term business strategy and has long-been a key element of our success. As one of the most vertically integrated manufacturers in the apparel industry, producing the vast majority of the products we sell in our owned and/or Company-operated facilities, we have the advantage of exercising direct control on how we operate and in driving our ESG practices consistently across our operations.

The Company's ESG program is overseen centrally, and the execution of the program is managed by dedicated teams of skilled professionals located in the regions where we operate. Our Board of Directors' Corporate Governance and Social Responsibility Committee, composed of independent directors, has the specific responsibility of overseeing Gildan's policies and practices in areas relevant to the environment, labour and human rights, health and safety, and other sustainability issues, including community engagement and stakeholder relations.

During 2021, after having reported on our second set of environmental targets, the Company undertook a detailed assessment to redefine its ESG strategy going forward and push its sustainability approach even further, while at the same time taking into account new technologies and advances in the industry.

On January 17, 2022, the Company announced its Next Generation ESG Strategy and future targets with the commitment of making meaningful advancements by 2030 in key ESG areas. The Company's Next Generation ESG strategy focuses on initiatives towards reducing its Scope 1 and 2 GHG emissions in line with the Science Based Targets initiative (SBTi), reducing water intensity (a reduction in water usage/withdrawal per kilogram produced), circularity and sourcing sustainable raw materials, increasing community investment, strengthening diversity, equity, and inclusion by setting a first-time goal on gender parity, and implementing a disclosure plan to gradually further align to the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.

Gildan's new strategy seeks to tackle global environmental and social priorities aimed at improving the lives of people who make Gildan garments, further protecting the environment, empowering neighboring communities, and increasing the sustainability of products delivered to customers worldwide.

GILDAN 2021 REPORT TO SHAREHOLDERS 7

More specifically, the Company set targets and objectives in the following five key areas of focus: • Climate, Energy, and Water Gildan committed to continuing its fight against climate change by paving the way towards a low carbon future, with a goal of reducing its scope 1 and 2 GHG emissions by 30% by 20301 aligned with the SBTi and the level of decarbonization required to meet the goals of the Paris Agreement. To that effect, Gildan has signed the SBTi commitment letter, joining companies worldwide in following a science-based approach in reducing carbon emissions. Gildan also committed to addressing water related risks linked to climate change. As such, Gildan plans to further invest in water efficiency and implement additional water reducing, reusing, and recycling options in its operations with the goal to reduce water intensity (usage/withdrawal per kilogram produced) by 20% by 20301. • Circularity Gildan committed to fostering a circular economy to reduce its environmental impact and intends to source more sustainable and transparent raw materials and enhance sustainable waste management initiatives. This will include sourcing 100% sustainable cotton by 2025 and 30% recycled polyester or alternative fibers and/or yarns by 2027. The Company also plans to achieve zero manufacturing waste by 2027 and to use 75% recycled or sustainable packaging and trim materials by 2027. • Human Capital Management The Company will continue ensuring human rights are respected in its supply chain. Gildan will also push health and safety performance to new standards by working to improve employee safety and reducing workplace risks across its operations. To achieve this, Gildan plans to attain the ISO 45001 certification at all its Company-owned and operated facilities by 2028. On diversity, equity, and inclusion, the Company set a first-time goal to improve gender parity. While Gildan has already attained gender parity globally at the manager level and below, by 2027 it is targeting to achieve gender parity within the employee group encompassing director level and above. • Long-Term Value Creation Gildan is committed to positively impacting economic development in regions where the Company operates with meaningful community engagement. Gildan intends to incrementally increase allocation of capital towards purposeful and value-driven projects in regions where the Company operates and plans to gradually reach a contribution of 1% of its pre-tax earnings by 2026. In parallel, the Company will also engage one of its most important stakeholders, its people, and continue to facilitate and encourage employee volunteerism at all levels to further deepen local impact. • Transparency and Disclosure A key part of Gildan’s accountability in reaching these targets will be to transparently share the journey with stakeholders. To that affect, Gildan plans to further enhance and strengthen its ESG disclosure across all its areas of focus, effectively allowing stakeholders to make more informed ESG-focused decisions and maintaining a high degree of trust and understanding of Gildan. In 2022, Gildan is planning to further enhance alignment to the TCFD framework through a subsequent disclosure in a stand-alone report, which will detail Gildan’s climate-related governance, strategy, risk management and metrics, and targets. 2021 ESG highlights and recognitions • 17th consecutive publication of an ESG report, including first year of data disclosure under the Sustainable Accounting Standards Board (SASB) standards and initial assessment using the TCFD framework • Gildan became a member of The U.S. Cotton Trust Protocol • As part of the United Nations Development Program's (UNDP), Gildan signed The Gender Equality Seal commitment • Began the implementation of ISO 45001 • 9th consecutive year of inclusion on the Dow Jones Sustainability Indices (DJSI) • Named one of the “World’s 100 Most Sustainable Corporations” by Corporate Knights. • B score from CDP on climate change and water security • Named one of the Top 100 ESG Companies of 2021 by The Investor's Business Daily Please visit www.genuineresponsibility.com for more information on our ESG program and a more detailed discussion of our accomplishments in ESG. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 8 1 Compared to a 2018 baseline

3.2.4 Sales, marketing and distribution Our global sales and marketing office is located in Christ Church, Barbados, out of which we have established customer- related functions, including sales management, marketing, customer service, credit management, sales forecasting, and production planning, as well as inventory control and logistics. We also maintain sales support offices in the U.S. We have established extensive distribution operations primarily through internally managed and operated large distribution centres and some smaller facilities in the U.S., as well as a large distribution facility in Honduras. To supplement some of our distribution needs, we also use third-party warehouses in North America, Europe, and Asia. 3.2.5 Employees and corporate office We currently employ approximately 48,000 employees worldwide. Our corporate head office is located in Montreal, Canada. 3.3 Competitive environment The basic apparel market for our products is highly competitive. Competition is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. We compete on these factors by leveraging our competitive strengths, including our strategically located and vertically integrated manufacturing supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe our manufacturing skill set, together with our large-scale, low-cost vertically integrated supply chain infrastructure that we have developed by investing significantly over time, are key competitive strengths and differentiators from our competition. We face competition from large and smaller U.S.-based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are Hanesbrands Inc., as well as Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc. which competes through its own brand offerings and those of its subsidiary, Russell Corporation. These companies manufacture out of some of the same geographies as Gildan and compete primarily within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation. In addition, we compete with smaller U.S.-based companies selling to or operating as wholesale distributors of imprintables activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner of the Bella + Canvas brand), and Delta Apparel Inc., as well as Central American and Mexican manufacturers that supply products in the imprintables channel. Finally, although we also compete with some of our customers' own private brand offerings, we also supply products to certain customers that are seeking strategic suppliers with our type of manufacturing capabilities to support their private brand offerings. 4.0 STRATEGY Gildan Sustainable Growth Strategy Over the last few years, we have been driving our Back to Basics strategy, executing on key initiatives to simplify and remove complexity from our business and enhance operational effectiveness. Key elements of this strategy included realigning our organizational structure and consolidating our business segments, rationalizing our stock keeping units (SKU) base and optimizing our vertically integrated manufacturing platform, as well as our distribution network. We are pleased with the success of our Back to Basics strategy which has delivered on the potential that we had envisioned, as evidenced by the strong results in 2021. Consequently, during the fourth quarter of 2021, we updated our strategic plan to build on our Back to Basics principles to drive growth under what we now term the Gildan Sustainable Growth strategy. Specifically, while the primary objective of our Back to Basics strategy was to drive operating profitability expansion, looking forward to 2022 and beyond, with the Gildan Sustainable Growth strategy our focus now turns to leveraging our competitive advantages to drive both top line and bottom line growth, relying on three key pillars — Capacity Expansion, Innovation and ESG as described below. Capacity-driven growth: Leveraging our strong competitive advantage as a low-cost vertically integrated manufacturer as we execute on well-defined plans to significantly expand our global production capacity to support projected sales growth in 2022 and beyond. To this end, over the course of 2021, we added and continue to add incremental capacity in our manufacturing hubs in Central America and the Dominican Republic, which has started to ramp up. Further, as described in subsection 5.3.1, towards the end of 2021, the Company purchased one of its yarn suppliers, Frontier Yarns, adding four yarn-spinning facilities in North Carolina to its already significant yarn manufacturing base. The acquisition of Frontier Yarns will allow Gildan to build on its global vertically integrated supply chain through further internalizing yarn production, and is expected MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 9

to support incremental yarn needs for Gildan’s textile capacity expansion plans in Central America and the Dominican Republic. Additionally, the Company also began to execute on the first phase of development of a large manufacturing complex in Bangladesh, specifically the first large-scale vertically integrated textile facility of the project. Innovation: Driving leadership in innovation across the organization and all areas of operations aimed at delivering high- quality, value-driven products, increasing speed-to-market, driving operational efficiencies and reducing our environmental footprint. The Company has identified and defined specific key initiatives, as well as investments aimed at driving innovation in our manufacturing and product-development processes, distribution and final products, including fabric features, product fit, fabric adaptability to evolving printing and decorating techniques and ESG-friendly product attributes. Further investments will also be allocated to leverage digital tools, predictive analytics and artificial intelligence to better inform and accelerate decision-making across the organization, streamline systems and processes, enhance planning and forecasting and market research. ESG: Further increasing our ESG focus across all operations and leveraging our strong ESG standing and continued progress to enhance our value proposition to all our stakeholders. With the launch of our Next Generation ESG strategy and the introduction of new long-term ESG targets, we are heightening ESG efforts across the organization. Initiatives under our strategy are aimed at reducing our carbon footprint, and water intensity (usage/withdrawal per kilogram produced), and fostering a circular economy, while driving increased operational efficiencies. Additional initiatives build on supporting economic development in regions where we operate, ensuring strong respect of human rights and high health and safety standards throughout our supply chain. Further, we will be increasing investment in our people, driving diversity and inclusion across our operations and enhancing ESG disclosure and transparency. All important areas of focus as we build on what is an already strong ESG proposition for all stakeholders. Successfully executing on all of the above initiatives underpinning the three pillars of our strategy is expected to position the Company to generate revenue growth, strong profitability and effective asset utilization, all of which are expected to deliver strong value to our shareholders. 5.0 OPERATING RESULTS Impact of COVID-19 pandemic and other developments The onset of the COVID-19 pandemic in 2020 and the global restrictions that ensued to limit the spread of the virus, led to a severe global economic downturn. As a result, during fiscal 2020 we experienced a major reduction in sales and incurred COVID-related costs related to temporary manufacturing shutdowns and charges related to the acceleration of our Back to Basics initiatives, as we worked towards further reducing our cost base and enhancing our financial flexibility through the pandemic. Consequently, the Company reported a significant earnings loss for fiscal 2020, particularly in the first half of the year. As we moved into the second half of 2020 and into 2021, with easing restrictions, government policy support and rapid vaccine deployment, economic activity started to pick up and demand levels for our products improved through 2021. The rebound in demand combined with our positioning going into the pandemic and our efforts to continue to drive our Back to Basics strategy, enabled us to deliver above pre-pandemic levels of performance for the year. Over the course of 2021, we continued to ramp up production levels at our facilities and execute on our plans for further capacity expansion, after resuming operations following COVID and hurricane-related shutdowns in 2020. However, ongoing impacts of the pandemic brought on new challenges across industries, creating a market landscape of tight inventory, labour shortages, global supply chain disruptions and inflationary pressures. While our vertically integrated manufacturing model and geographical locations reduced our exposure to some of these factors, U.S. labour shortages affected the U.S. yarn industry and our own yarn production, as well as our ability to rebuild higher inventory levels and fully satisfy demand in 2021. In order to build on our global vertically integrated supply chain, in December of 2021, we acquired Frontier Yarns (as described in subsection 5.3.1), consisting of four yarn spinning facilities in North Carolina. This acquisition will allow us to further internalize yarn production and is expected to support yarn availability for our textile capacity expansion plans in Central America and the Caribbean and provide additional yarn capacity to support long-term growth. From a liquidity perspective, in 2020, we took measures to preserve cash and enhance financial flexibility as we managed through the pandemic, including the deferral of non-critical capital spend and discretionary expenses, suspension of share buybacks and dividend payments, as well as additional debt financing and temporary covenant amendments. As economic conditions began to improve later in 2020 and through 2021, we reduced our debt leverage, resumed capital spending and with increased confidence for a continued recovery, alongside strong free cash flow generation by the MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 10

Company, our Board of Directors approved the reinstatement of the Company’s quarterly dividend and share repurchase program in May and August of 2021, respectively. We are encouraged by the recovery we have seen in our business, particularly with 2021 sales levels returning to above pre-pandemic levels and strong earnings growth relative to the prior year and 2019. While demand in North America has returned to healthy levels, the recovery outside of North America remains weak. We continue to monitor ongoing impacts of the pandemic, including the recent onset of the Omicron COVID variant, which brought increased lockdowns late in the year in certain regions of the world. On the supply chain side, although we have seen improvement in the labour environment, we continue to monitor U.S. labour shortages, tightness in raw material inputs and transportation-related factors globally, which are creating inflationary pressures. Nevertheless, we are pleased with the execution of our Back to Basics strategy which was instrumental in our ability to deliver strong results in 2021. As we build on the principles of Back to Basics, we believe we are well positioned to drive growth under what we now term as the "Gildan Sustainable Growth" strategy, described in section 4 of this MD&A. The current and potential impacts of the COVID-19 pandemic on the Company’s liquidity, credit, and other risks are described in the “Financial risk management” and “Risk and uncertainties” sections of this MD&A. 5.1 Overview This MD&A comments on our operations, financial performance, and financial condition as at and for the fiscal year ended January 2, 2022 (fiscal 2021) and the fiscal year ended January 3, 2021 (fiscal 2020). 5.2 Non-GAAP financial measures We use non-GAAP financial measures and ratios to assess our operating performance and liquidity. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. In this MD&A, we use non-GAAP financial measures and ratios including adjusted net earnings, adjusted diluted EPS, adjusted gross profit, adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted EBITDA and return on net assets (RONA) to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information to investors on the Company’s financial performance and financial condition. We also use non-GAAP financial measures including free cash flow, total debt, net debt, net debt leverage ratio and working capital. We refer the reader to section 17.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP financial measures used and presented by the Company to the most directly comparable IFRS measures. 5.3 Business acquisitions We completed one business acquisition in fiscal 2021, which is described below. The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations, and the results of the acquisition have been consolidated with those of the Company from the date of acquisition. The Company has determined the preliminary fair value of the assets acquired and liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Please refer to note 5 to the 2021 audited annual consolidated financial statements for a summary of the amounts recognized for the assets acquired and liabilities assumed at the date of acquisition. 5.3.1 Frontier Yarns Inc. On December 10, 2021, the Company acquired 100% of the equity interest of Phoenix Sanford, LLC, the parent company of Frontier Yarns, for cash consideration (net of cash acquired and net of the settlement of pre-existing relationships) of $164 million. Frontier Yarns' operations include four facilities located in North Carolina. During 2021, approximately 40% of Frontier Yarns' production was dedicated to yarn sold to Gildan for textile manufacturing in Central America and the Caribbean. The acquisition will allow the Company to build on its global vertically integrated supply chain through further internalizing yarn production and is expected to support incremental yarn needs for Gildan’s textile capacity expansion plans in Central America and the Caribbean. The audited annual consolidated financial statements for the year ended January 2, 2022 include the results of Frontier Yarns from December 11, 2021 to January 2, 2022. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 11

GILDAN
MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4 Select annual information

(in $ millions, except per share amounts or otherwise indicated)	2021	2020	2019	Variation 2021-2020 $	Variation 2021-2020 %	Variation 2020-2019 $	Variation 2020-2019 %
Net sales	**2,922.6**	1,981.3	2,823.9	**941.3**	**47.5 %**	(842.6)	(29.8)%
Gross profit	**940.2**	249.1	704.5	**691.1**	**n.m.**	(455.4)	(64.6)%
Adjusted gross profit[1]	**903.0**	305.7	759.5	**597.3**	**n.m.**	(453.8)	(59.7)%
SG&A expenses	**314.2**	272.3	340.5	**41.9**	**15.4 %**	(68.2)	(20.0)%
(Reversal of impairment) Impairment of trade accounts receivable	**(2.6)**	15.5	27.7	**(18.1)**	**n.m.**	(12.2)	(44.0)%
Restructuring and acquisition-related costs	**8.2**	48.2	47.3	**(40.0)**	**(83.0)%**	0.9	1.9 %
(Impairment reversal of intangible assets, net of write-downs) Impairment of goodwill and intangible assets	**(31.5)**	94.0	—	**(125.5)**	**n.m.**	94.0	n.m.
Operating income (loss)	**651.9**	(180.8)	289.0	**832.7**	**n.m.**	(469.8)	n.m.
Adjusted operating income[1]	**591.4**	18.0	391.3	**573.4**	**n.m.**	(373.3)	(95.4)%
Adjusted EBITDA[1]	**726.8**	165.1	548.1	**561.7**	**n.m.**	(383.0)	(69.9)%
Financial expenses	**27.3**	48.5	39.2	**(21.2)**	**(43.7)%**	9.3	23.7 %
Income tax expense (recovery)	**17.4**	(4.1)	(10.0)	**21.5**	**n.m.**	5.9	(59.0)%
Net earnings (loss)	**607.2**	(225.3)	259.8	**832.5**	**n.m.**	(485.1)	n.m.
Adjusted net earnings (loss)[1]	**538.1**	(36.3)	339.6	**574.4**	**n.m.**	(375.9)	n.m.
Basic EPS (Loss per share)	**3.08**	(1.14)	1.27	**4.22**	**n.m.**	(2.41)	n.m.
Diluted EPS	**3.07**	(1.14)	1.27	**4.21**	**n.m.**	(2.41)	n.m.
Adjusted diluted EPS[1]	**2.72**	(0.18)	1.66	**2.90**	**n.m.**	(1.84)	n.m.
Gross margin[2]	**32.2 %**	12.6 %	24.9 %	**n/a**	**19.6 pp**	n/a	(12.3) pp
Adjusted gross margin[1]	**30.9 %**	15.3 %	26.7 %	**n/a**	**15.6 pp**	n/a	(11.4) pp
SG&A expenses as a percentage of sales[3]	**10.8 %**	13.7 %	12.1 %	**n/a**	**(2.9) pp**	n/a	1.6 pp
Operating margin[4]	**22.3 %**	(9.1)%	10.2 %	**n/a**	**31.4 pp**	n/a	(19.3) pp
Adjusted operating margin[1]	**20.2 %**	0.9 %	13.8 %	**n/a**	**19.3 pp**	n/a	(12.9) pp
Total assets	**3,136.7**	3,020.9	3,211.1	**115.8**	**3.8 %**	(190.2)	(5.9)%
Total non-current financial liabilities	**600.0**	1,000.0	845.0	**(400.0)**	**(40.0)%**	155.0	18.3 %
Net debt[1]	**529.9**	577.2	862.4	**(47.3)**	**(8.2)%**	(285.2)	(33.1)%
Diluted weighted average number of common shares outstanding (in '000s)	**197,595**	198,361	204,609	**n/a**	**n/a**	n/a	n/a
Return on net assets (RONA)[1]	**23.1 %**	1.0 %	13.3 %	**n/a**	**22.1 pp**	n/a	(12.3) pp
Annual cash dividends declared per common share	**0.462**	0.154	0.536	**0.308**	**n.m.**	(0.382)	(71.3)%
Net debt leverage ratio[1]	**0.7**	3.5	1.6	**n/a**	**n/a**	n/a	n/a

n.m. = not meaningful
n/a = not applicable
(1) This is a non-GAAP financial measure or ratio. See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A as a percentage of sales is defined as SG&A divided by net sales.
(4) Operating margin is defined as operating income (loss) divided by net sales.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2021 REPORT TO SHAREHOLDERS 12

GILDAN
MANAGEMENT'S DISCUSSION AND ANALYSIS

5.5 Consolidated operating review

5.5.1 Net sales

(in $ millions, or otherwise indicated)	**2021**	2020	2019	**Variation 2021-2020** $	**Variation 2021-2020** %	Variation 2020-2019 $	Variation 2020-2019 %
Activewear	**2,364.7**	1,498.4	2,261.9	**866.3**	**57.8 %**	(763.5)	(33.8)%
Hosiery and underwear[(1)]	**557.8**	482.9	562.0	**74.9**	**15.5 %**	(79.1)	(14.1)%
Total net sales	**2,922.5**	1,981.3	2,823.9	**941.2**	**47.5 %**	(842.6)	(29.8)%

(1) Also includes intimates and other fringe products.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2021 compared to fiscal 2020
Record net sales in 2021 reflected a significant recovery in demand from 2020, which was hard hit by the effects of the onset of the COVID-19 pandemic. The year-over-year increase in activewear sales where we generated sales of $2,365 million was due to strong volume increases in all channels, favourable product-mix and higher net selling prices. Higher imprintables sales volumes were driven by a strong recovery in point of sales ("POS") and the impact of the non-recurrence of significant inventory de-stocking by distributors which occurred in 2020. The overall sales increase in the hosiery and underwear category where we generated $558 million was also driven by higher sales volumes in both underwear and in sock products compared to last year, as well as favourable product mix.

Compared to 2019, overall net sales growth showed improvement through the year, with net sales in the second half and for the full year above pre-pandemic levels.

Fiscal 2020 compared to fiscal 2019
The overall net sales decline in fiscal 2020 was largely volume-driven as a result of the significant adverse impact that the COVID-19 pandemic had on economic activity worldwide. The decrease in activewear sales was mainly attributable to lower unit sales due to the demand downturn combined with the impact of distributor inventory de-stocking in imprintables, unfavourable product-mix, and the impact of more aggressive pricing action taken in imprintables during fiscal 2020, primarily through promotional discounting. The overall sales decline in the hosiery and underwear category in fiscal 2020 also reflected the COVID-related impact on demand in retail channels of distribution, specifically lower demand in socks, partly offset by higher underwear sales primarily driven by strong growth of private brand men's underwear products.

5.5.2 Gross profit/margin and adjusted gross profit/margin

(in $ millions, or otherwise indicated)	**2021**	2020	2019	**Variation 2021-2020**	Variation 2020-2019
Gross profit	**940.2**	249.1	704.5	**691.1**	(455.4)
Adjustment for:					
Impact of strategic product line initiatives[(1)]	**8.8**	60.0	55.0	**(51.2)**	5.0
Discontinuance of PPE SKUs[(1)]	**—**	6.2	—	**(6.2)**	6.2
Net insurance gains[(1)]	**(46.0)**	(9.6)	—	**(36.4)**	(9.6)
Adjusted gross profit[(2)]	**903.0**	305.7	759.5	**597.3**	(453.8)
Gross margin	**32.2 %**	12.6 %	24.9 %	**19.6 pp**	(12.3) pp
Adjusted gross margin[(2)]	**30.9 %**	15.3 %	26.7 %	**15.6 pp**	(11.4) pp

(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Gross profit is the result of our net sales less cost of sales. Gross margin reflects gross profit as a percentage of sales. Our cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the costs of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-

GILDAN 2021 REPORT TO SHAREHOLDERS 13

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MANAGEMENT'S DISCUSSION AND ANALYSIS

downs, and duties, as well as net insurance gains as described in note 17c to the audited consolidated financial statements as at and for the year ended January 2, 2022. Our reporting of gross profit and gross margin may not be comparable to these metrics as reported by other companies, since some entities include warehousing and handling costs and/or exclude depreciation expense, outbound freight to customers, and royalty costs from cost of sales.

Fiscal 2021 compared to fiscal 2020

The increase in gross and adjusted gross profit in fiscal 2021 reflected the meaningful recovery in sales and a 19.6 percentage point increase in gross margin and a 15.6 percentage point increase in adjusted gross margin compared to fiscal 2020. The significant year-over-year improvement in gross and adjusted gross margin was mainly due to a much stronger product-mix, the non-recurrence of COVID and certain Back to Basics related charges incurred primarily in the first half of 2020, higher net selling prices, cost benefits from our Back to Basics initiatives and lower raw material costs. The improvement in gross margin in 2021 also included the recognition of higher net insurance gains of $36 million related to the 2020 hurricanes, as well as lower year-over-year SKU rationalization charges.

Fiscal 2020 compared to fiscal 2019

The $455 million decrease in gross profit over fiscal 2019 reflects the significant decrease in net sales and a 12.3 percentage point decline in gross margin, which were both due to the impact of the global economic downturn that transpired from the effects of the COVID-19 pandemic, which negatively impacted both sales and cost of sales. The gross margin decrease also reflected the impact of the costs and charges associated with actions taken to accelerate a number of Back to Basics initiatives, including charges relating to the Company's SKU rationalization initiatives. Costs and charges relating to the economic downturn and the acceleration of Back to Basics initiatives primarily included the incurrence of unabsorbed fixed manufacturing costs while manufacturing capacity was idled in fiscal 2020 of $108 million, inventory provisions of $108 million (including $61 million for strategic product line initiatives and the discontinuance of PPE), as well as charges related to the exit of excess commodity derivative hedges and cotton commitments of $21 million. Additionally, the gross margin decline reflected the impact of unfavourable product-mix and higher promotional discounting in the imprintables channel, partly offset by lower raw material costs compared to fiscal 2019 and a net insurance gain of $10 million recognized in the fourth quarter of fiscal 2020. The insurance gain consisted of insurance recoveries net of costs incurred due to the impact of the hurricanes that hit Central America in November of 2020 and affected our business operations. Before reflecting inventory charges related to our strategic product line initiatives in both years, as well as the inventory charge related to the discontinuance of PPE SKUs, and the net insurance gain in 2020, adjusted gross margin for fiscal 2020 was 15.3% compared to 26.7% in fiscal 2019 due to the same factors noted above.

5.5.3 Selling, general and administrative expenses (SG&A)

(in $ millions, or otherwise indicated)	**2021**	2020	2019	**Variation 2021-2020**	Variation 2020-2019
SG&A expenses	**314.2**	272.3	340.5	**41.9**	(68.2)
SG&A expenses as a percentage of sales	**10.8 %**	13.7 %	12.1 %	**(2.9) pp**	1.6 pp

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2021 compared to fiscal 2020

The $42 million increase in SG&A expenses in fiscal 2021 compared to fiscal 2020 was primarily due to higher variable compensation expenses and higher volume-driven distribution costs, partly offset by cost savings stemming from our Back to Basics initiatives. The 290-basis point improvement in SG&A expenses as a percentage of sales in fiscal 2021 compared to fiscal 2020 reflected the benefit of volume leverage and unit cost efficiencies.

Fiscal 2020 compared to fiscal 2019

The $68 million reduction in SG&A expenses in fiscal 2020 compared to fiscal 2019 was primarily as a result of lower compensation and volume-driven distribution costs, as well as the benefit of other cost containment efforts. The 160-basis point increase in SG&A expenses as a percentage of sales in fiscal 2020 compared to fiscal 2019 was due to a much lower sales base in 2020 due to the effects of the pandemic.

5.5.4 Impairment of trade accounts receivable

A reversal of impairment of trade accounts receivable of $3 million was recorded in fiscal 2021, compared to an impairment of trade accounts receivable of $16 million and $28 million in fiscal 2020 and fiscal 2019, respectively.

During fiscal 2021, the Company adjusted its provision matrix to decrease expected credit loss rates as the economic environment improved, resulting in a reversal of impairment of trade accounts receivable for the year ended January 2, 2022. The impairment of trade accounts receivable in fiscal 2020 was mainly related to an increase in the estimate of expected credit losses (ECLs) attributable to the heightened credit risk caused by the economic conditions related to the

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MANAGEMENT'S DISCUSSION AND ANALYSIS

COVID-19 pandemic. Following the impairment of trade accounts receivable of $21 million in the first quarter of fiscal 2020 to reflect additional ECLs due to the COVID-19 economic impacts and uncertainties, an aggregate partial recovery in the impairment of trade accounts receivable of $5 million was recorded in the remainder of the fiscal year due to a decrease in accounts receivable trade balances. Impairment of trade accounts receivable for fiscal 2019 related primarily to the aggregate impact of approximately $24 million from the receivership and liquidation of one of the Company's U.S. distributor customers and the bankruptcy of a retail customer.

5.5.5 Restructuring and acquisition-related costs

(in $ millions)	**2021**	2020	2019	**Variation 2021-2020**	Variation 2020-2019
Employee termination and benefit costs	**0.3**	10.9	17.1	**(10.6)**	(6.2)
Exit, relocation and other costs	**3.3**	13.3	17.2	**(10.0)**	(3.9)
Net loss on disposal and write-downs of property, plant and equipment, right-of-use assets, and software related to exit activities	**3.1**	23.9	13.1	**(20.8)**	10.8
Acquisition-related transaction costs	**1.5**	—	—	**1.5**	—
Restructuring and acquisition-related costs	**8.2**	48.1	47.4	**(39.9)**	0.7

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions.

Restructuring and acquisition-related costs in fiscal 2021 related to the following: $4 million for post-closure costs relating to the Company's former textile manufacturing and sewing operations in Mexico; $2 million for a yarn-spinning plant in the U.S., that was closed in 2020, including a lease exit charge; $1 million in transaction costs incurred in connection with the acquisition of Frontier Yarns; and $1 million in other costs, to complete restructuring activities that were initiated in prior years.

Restructuring and acquisition-related costs in fiscal 2020 related to the following: $23 million for the closure of a yarn-spinning plant in the U.S., including accelerated depreciation of right-of-use assets and equipment; $11 million for the closure of textile manufacturing and sewing operations in Mexico; $6 million for the exit of ship-to-the-piece activities, including computer software write-downs and warehouse consolidation costs; $2 million for SG&A workforce reductions; and $7 million in other costs, including costs incurred to complete restructuring activities that were initiated in fiscal 2019.

Restructuring and acquisition-related costs in fiscal 2019 related to the following: $14 million for the closure of textile manufacturing and sewing operations in Mexico; $7 million for the consolidation of sewing activities in Honduras; $7 million for the closure of a hosiery manufacturing plant in Canada; $10 million for the exit of yarn-recycling activities (planned disposal of yarn recycling equipment) and the closure of a yarn-spinning plant in the U.S.; $5 million for the exit of ship-to-the-piece activities; and $4 million to complete restructuring activities that were initiated in fiscal 2018, including the closure of the AKH textile manufacturing facility and the consolidation of U.S. distribution centres.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.5.6 (Impairment reversal of intangible assets, net of write downs)/impairment of goodwill and intangible assets

Based on the results of the impairment test performed on January 2, 2022, the estimated recoverable amount for the Hosiery cash-generating unit (CGU) was in excess of its carrying value, and as such the Company recorded an impairment reversal of $56 million at January 2, 2022, relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions, as described in note 11 to the audited annual consolidated financial statements for the year ended January 2, 2022. The events and circumstances that led to this reversal include improved margins and forecasted earnings, as well as the improvement of the economic environment and the outlook for this category. The Company also wrote off certain intangible assets of $24 million, that were assessed as having no future economic benefit. These asset write-offs relate to the Company's plan to exit its sheer panty hose, tights, leggings, ladies shapewear, intimates, and accessories products, marketed under the Secret®, Silks®, Secret Silky® and Therapy Plus® brands.

During the first quarter of fiscal 2020, due to the adverse impacts of the COVID-19 pandemic on global economic activity and enterprise values of companies worldwide, including its impact on the Company's business and share price, we recorded an impairment charge for our Hosiery CGU of $94 million, relating to goodwill and intangible assets acquired during previous sock and hosiery business acquisitions.

5.5.7 Operating income and adjusted operating income

(in $ millions, or otherwise indicated)	**2021**	2020	2019	**Variation 2021-2020**	Variation 2020-2019
Operating income (loss)	**651.9**	(180.8)	289.0	**832.7**	(469.8)
Adjustment for:					
Restructuring and acquisition-related costs(1)	**8.2**	48.2	47.3	**(40.0)**	0.9
(Impairment reversal of intangible assets, net of write downs) Impairment of goodwill and intangible assets(1)	**(31.5)**	94.0	—	**(125.5)**	94.0
Impact of strategic product line initiatives	**8.8**	60.0	55.0	**(51.2)**	5.0
Discontinuance of PPE SKUs	**—**	6.2	—	**(6.2)**	6.2
Net insurance gains	**(46.0)**	(9.6)	—	**(36.4)**	(9.6)
Adjusted operating income(2)	**591.4**	18.0	391.3	**573.4**	(373.3)
Operating margin	**22.3 %**	(9.1)%	10.2 %	**31.4 pp**	(19.3) pp
Adjusted operating margin(2)	**20.2 %**	0.9 %	13.8 %	**19.3 pp**	(12.9) pp

(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

(2) This is a non-GAAP financial measure or ratio. See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2021 compared to fiscal 2020

The improvement in operating and adjusted operating income in fiscal 2021 compared to fiscal 2020 was mainly due to the significant year-over-year sales recovery, strong gross and adjusted gross margin performance, partially offset by higher SG&A expenses. The operating income increase in fiscal 2021 was also due to lower restructuring and acquisition-related costs and the benefit of the reversal of impairment of intangible assets in fiscal 2021 compared to a charge for the impairment of goodwill and intangible assets recognized in fiscal 2020.

Fiscal 2020 compared to fiscal 2019

The significant decline in operating income and adjusted operating income in fiscal 2020 compared to fiscal 2019 was mainly due to the decline in net sales and lower gross margin and adjusted gross margin, partly offset by the reduction in SG&A expenses. The impairment of goodwill and intangible assets related to our hosiery CGU also contributed to the decline in operating income.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.5.8 Financial expenses, net

(in $ millions)	**2021**	2020	2019	**Variation 2021-2020**	Variation 2020-2019
Interest expense on financial liabilities recorded at amortized cost	**14.9**	30.2	28.7	**(15.3)**	1.5
Bank and other financial charges	**8.8**	14.6	8.0	**(5.8)**	6.6
Interest accretion on discounted lease obligation	**2.6**	3.2	3.1	**(0.6)**	0.1
Interest accretion on discounted provisions	**0.2**	0.2	0.3	**—**	(0.1)
Foreign exchange loss (gain)	**0.8**	0.2	(0.9)	**0.6**	1.1
Financial expenses, net	**27.3**	48.4	39.2	**(21.1)**	9.2

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2021 compared to fiscal 2020

The decrease in interest expense in fiscal 2021 compared to fiscal 2020 was mainly due to lower average borrowing levels, as the Company fully repaid its $400 million unsecured two-year term loan on April 20, 2021. The decrease in bank and other financial charges was mainly due to fees incurred in fiscal 2020 in connection with the amendments made in June 2020 to the revolving long-term bank credit facility, both term loan facilities, and the privately issued notes. Foreign exchange gains in both years related primarily to the revaluation of net monetary assets denominated in foreign currencies.

Fiscal 2020 compared to fiscal 2019

The increase in net interest expense in fiscal 2020 compared to fiscal 2019 was mainly due to higher average borrowing levels, largely offset by lower effective interest rates on our long-term debt bearing interest at variable rates. The lower effective interest rates resulted from lower U.S. short-term interest rates partially offset by higher spreads added to the Company's U.S. LIBOR-based variable interest rate debt in connection with amendments made to the revolving long-term bank credit facility and both term loan facilities. The increase in bank and other financial charges in fiscal 2020 was due mainly to fees incurred in connection with the amendments made to the revolving long-term bank credit facility, both term loan facilities, and the privately issued notes. Foreign exchange losses and gains for fiscal 2020 and fiscal 2019 related primarily to the revaluation of net monetary assets denominated in foreign currencies.

5.5.9 Income taxes

The Company's average effective tax rate is calculated as follows:

(in $ millions, or otherwise indicated)	**2021**	2020	2019	**Variation 2021-2020**	Variation 2020-2019
Earnings (loss) before income taxes	**624.6**	(229.4)	249.8	**854.0**	(479.2)
Income tax expense (recovery)	**17.4**	(4.1)	(10.0)	**21.5**	5.9
Average effective income tax rate	**2.8 %**	**1.8 %**	n.m.	**1.0 pp**	n.m.

n.m. = not meaningful

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2021 compared to fiscal 2020

The income tax expense of $17 million in fiscal 2021 and the net income tax recovery of $4 million in fiscal 2020 both include income tax recoveries relating to the re-recognition of previously de-recognized deferred income tax assets that we expect to recover as a result of the Company's reassessment of the recoverability of its U.S. deferred income tax assets. In addition, fiscal 2020 includes income tax recoveries relating to restructuring and acquisition-related costs and strategic product line initiatives, as well as a tax recovery relating to the impairment charge of goodwill and intangible assets. Excluding these aforementioned income tax recoveries, the income tax expense was $26 million for fiscal 2021 compared to an income tax expense of $6 million for fiscal 2020 due to earnings incurred in fiscal 2021 compared to a net loss incurred in fiscal 2020. Notwithstanding the consolidated net loss in fiscal 2020, the Company incurred income tax expenses in certain subsidiaries that had taxable income in fiscal 2020.

Fiscal 2020 compared to fiscal 2019

The net income tax recovery of $4 million in fiscal 2020 and $10 million in fiscal 2019 both reflected income tax recoveries relating to the re-recognition of previously de-recognized deferred income tax assets that we expect to recover as a result of the Company's reassessment of the recoverability of its U.S. deferred income tax assets. In addition, income taxes in both years include income tax recoveries relating to restructuring and acquisition-related costs and strategic product line

GILDAN 2021 REPORT TO SHAREHOLDERS 17

MANAGEMENT'S DISCUSSION AND ANALYSIS

initiatives, and for fiscal 2020, also includes a tax recovery relating to the impairment charge of goodwill and intangible assets. Excluding these aforementioned income tax recoveries, the income tax expense was $6 million for fiscal 2020 as compared to $13 million for fiscal 2019 due to the net loss incurred in fiscal 2020. Notwithstanding the consolidated net loss for the year, the Company has incurred income tax expenses in certain subsidiaries that had taxable income for fiscal 2020.

The income tax recoveries in fiscal 2021 related to the re-recognition of previously de-recognized deferred income tax assets, restructuring and acquisition-related costs and strategic product line initiative costs, and the impairment charge of goodwill and intangible assets were $9 million (2020 - $5 million and 2019 - $19 million), nil (2020 - $3 million and 2019 - $3 million), and nil (2020 - $2 million and 2019 - nil), respectively.

5.5.10 Net earnings, adjusted net earnings, earnings per share measures, and other performance measures

(in $ millions, except per share amounts)	**2021**	2020	2019	**Variation 2021-2020**	Variation 2020-2019
Net earnings (loss)	**607.2**	(225.3)	259.8	**832.5**	(485.1)
Adjustments for:					
Restructuring and acquisition-related costs	**8.2**	48.2	47.3	**(40.0)**	0.9
(Impairment reversal of intangible assets, net of write-downs) Impairment of goodwill and intangible assets	**(31.5)**	94.0	—	**(125.5)**	94.0
Impact of strategic product line initiatives	**8.8**	60.0	55.0	**(51.2)**	5.0
Discontinuance of PPE SKUs	**—**	6.2	—	**(6.2)**	6.2
Net insurance gains	**(46.0)**	(9.6)	—	**(36.4)**	(9.6)
Income tax (recovery) expense relating to the above-noted adjustments	**—**	(4.6)	(3.3)	**4.6**	(1.3)
Income tax (recovery) expense related to the revaluation of deferred income tax assets and liabilities(1)	**(8.6)**	(5.2)	(19.2)	**(3.4)**	14.0
Adjusted net earnings (loss)(2)	**538.1**	**(36.3)**	339.6	**574.4**	(375.9)
Diluted EPS	**3.07**	(1.14)	1.27	**4.21**	(2.41)
Adjusted diluted EPS(2)	**2.72**	(0.18)	1.66	**2.90**	(1.84)

(1) Includes an income tax recovery of $8.6 million (2020 - $5.2 million, 2019 - $19.2 million) pursuant to the recognition of previously de-recognized (in fiscal 2018 and fiscal 2017 pursuant to the organizational realignment plan) deferred income tax assets as a result of a re-assessment of the probability of realization of such deferred income tax assets..
(2) This is a non-GAAP financial measure or ratio. See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2021 compared to fiscal 2020
Net earnings and adjusted net earnings generated in fiscal 2021 compared to the net loss and adjusted net loss incurred in fiscal 2020 was mainly due to the economic recovery we saw in fiscal 2021 which drove strong year-over-year operating and adjusted operating income performance, as well as lower net financial expenses, partly offset by higher income taxes.

Fiscal 2020 compared to fiscal 2019
The net loss and adjusted net loss incurred in fiscal 2020 compared to net earnings and adjusted net earnings generated in fiscal 2019 was largely due to the economic downturn which resulted from the negative effects of the global COVID-19 pandemic that led to an operating loss and a significant decline in adjusted operating income in 2020.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.6 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended *(in $ millions, except share and per share amounts or otherwise indicated)*	Jan 2, 2022	Oct 3, 2021	Jul 4, 2021	Apr 4, 2021	Jan 3, 2021	Sep 27, 2020	Jun 28, 2020	Mar 29, 2020
Net sales	**784.3**	801.6	747.2	589.6	690.2	602.3	229.7	459.1
Net earnings (loss)	**173.9**	188.3	146.4	98.5	67.4	56.4	(249.7)	(99.3)
Net earnings (loss) per share								
Basic(1)	**0.90**	0.95	0.74	0.50	0.34	0.28	(1.26)	(0.50)
Diluted(1)	**0.89**	0.95	0.74	0.50	0.34	0.28	(1.26)	(0.50)
Weighted average number of shares outstanding *(in '000s)*								
Basic	**193,841**	197,334	198,464	198,418	198,362	198,257	198,201	198,624
Diluted	**194,760**	198,059	199,050	198,582	198,403	198,304	198,201	198,624

(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

5.6.1 Seasonality and other factors affecting the variability of results and financial condition

Fiscal 2020 was an unprecedented year due to the significant effects of the COVID-19 pandemic on global economies. Our results of operations for the year ended January 3, 2021, were negatively affected by the significant downturn in demand as a result of the COVID-19 pandemic, as explained in section 5.0 of this MD&A entitled "Operating Results", including the subsection entitled "Impact of COVID-19 pandemic and other developments". In conjunction with economic activity which started to recover in the second half of 2020, our sales and results of operations for fiscal 2021 also reflected a meaningful year-over-year improvement.

Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers' decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal peak periods of demand, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Historically, demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are typically higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.

Business acquisitions may affect the comparability of results. In the last eight quarters, there was one business acquisition, which occurred on December 10, 2021. As described in subsection 5.3.1 of this MD&A and note 5 of the audited consolidated financial statements, the Company acquired Frontier Yarns and consequently, the Company's consolidated results for fiscal 2021 include net sales and net earnings of nil and $0.3 million, respectively, representing Frontier Yarns results of operations since the date of acquisition. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. Subsection 5.5.5 entitled "Restructuring and acquisition-related costs" in this MD&A contains a discussion of costs

GILDAN 2021 REPORT TO SHAREHOLDERS 19

related to the Company’s restructuring actions and business acquisitions. The effect of asset write-downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. As part of our Back to Basics strategy, in the first, second and fourth quarters of 2020, as well as in the first and fourth quarters of 2021, we recorded charges of $8 million, $26 million and $32 million, as well as, $1 million and $8 million, respectively, related to our strategic initiatives to significantly reduce our product line SKU base. Subsection 5.5.4 entitled "Impairment of trade accounts receivable" in this MD&A contains a discussion of allowances for expected credit losses, including an impairment of trade accounts receivable of $21 million in the first quarter of fiscal 2020, and a net recovery in the impairment of trade accounts receivable of $5 million for the balance of fiscal 2020 and $3 million in fiscal 2021. Subsection 5.5.6 entitled "(Reversal of impairment of intangible assets, net of write downs)/impairment of goodwill and intangible assets" in this MD&A contains a discussion relating to the impairment charge of $94 million in fiscal 2020 and the reversal of impairment of $32 million (net of specific asset write-offs) in the fourth quarter of 2021 relating to our Hosiery cash-generating unit (CGU). In addition, we refer the reader to Section 5.0 of this MD&A (in particular, the discussion in the subsection entitled “Impact of COVID-19 pandemic and other developments") for more details regarding the impact of the pandemic on our business and certain initiatives that we took in 2020 which significantly affected our results for the prior year. Our results of operations for the past five fiscal quarters also include net insurance gains resulting from accrued insurance recoveries for the Company’s claims for losses relating to the two hurricanes in Central America in November 2020 (Q4 2020: $10 million; Q1 2021: $6 million; Q2 2021: $13 million; and Q3 2021: $30 million, as explained in note 17 c) to the audited consolidated financial statements. Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the “Financial risk management” section of this MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 20

GILDAN
MANAGEMENT'S DISCUSSION AND ANALYSIS

5.7 Fourth quarter operating results

For the three months ended *(in $ millions, except per share amounts or otherwise indicated)*	**January 2, 2022**	January 3, 2021	Variation $	Variation %
Net sales	**784.3**	690.2	94.1	13.6 %
Gross profit	**229.3**	155.5	73.8	47.5 %
Adjusted gross profit(1)	**239.8**	178.1	61.7	34.6 %
SG&A expenses	**80.5**	71.9	8.6	12.0 %
(Reversal of impairment) Impairment of trade accounts receivable	**(1.0)**	0.5	(1.5)	n.m.
Restructuring and acquisition-related costs	**4.2**	4.3	(0.1)	(2.3)%
Impairment reversal of intangible assets, net of write-downs	**(31.5)**	—	(31.5)	n.m.
Operating income	**177.1**	78.8	98.3	n.m.
Adjusted operating income(1)	**160.3**	105.7	54.6	51.7 %
Adjusted EBITDA(1)	**189.9**	145.3	44.6	30.7 %
Financial expenses	**4.7**	13.1	(8.4)	(64.1)%
Income tax recovery	**(1.5)**	(1.7)	0.2	(11.8)%
Net earnings	**173.9**	67.4	106.5	n.m.
Adjusted net earnings(1)	**148.5**	90.0	58.5	65.0 %
Basic EPS	**0.90**	0.34	0.56	n.m.
Diluted EPS	**0.89**	0.34	0.55	n.m.
Adjusted diluted EPS(1)	**0.76**	0.45	0.31	68.9 %
Gross margin	**29.2 %**	22.5 %	n/a	6.7 pp
Adjusted gross margin(1)	**30.6 %**	25.8 %	n/a	4.8 pp
SG&A expenses as a percentage of sales	**10.3 %**	10.4 %	n/a	(0.1) pp
Operating margin	**22.6 %**	11.4 %	n/a	11.2 pp
Adjusted operating margin(1)	**20.4 %**	15.3 %	n/a	5.1 pp
Diluted weighted average number of common shares outstanding (in '000s)	**194,760**	198,403	n.m.	n.m.

n.m. = not meaningful
n/a = not applicable
(1) This is a non-GAAP financial measure or ratio. See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Net sales for the fourth quarter ending January 2, 2022, of $784 million were up 14% over the prior year, consisting of activewear sales of $627 million, up 17%, and sales of $157 million in the hosiery and underwear category, up 3% compared to the prior year quarter. The overall sales increase was largely driven by higher activewear sales volumes and net selling prices, partly offset by weaker product-mix impact related to the year-over-year timing of fleece sales. The growth in activewear sales volumes reflected the combination of higher sell through of imprintables and to a lesser extent the impact of some distributor restocking in the North American imprintables channel, although inventory levels in the North American imprintables channel continue to remain well below pre-pandemic levels.

We generated gross profit of $229 million in the fourth quarter and adjusted gross profit of $240 million, up 48% and 35%, respectively, over the prior year, driven by our growth in sales and strong margin performance. Gross margin of 29.2% in the quarter was up 670 basis points. Before reflecting SKU rationalization inventory charges and the net impact of accrued insurance recoveries in both years, adjusted gross margin of 30.6% was up 480 basis points compared to 25.8% last year. The strong improvement over 2020 was primarily due to higher net selling prices and manufacturing efficiencies stemming from our Back to Basics initiatives, which more than offset inflationary pressures on raw material and other manufacturing costs, and unfavourable product-mix compared to the same quarter last year.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

SG&A expenses for the fourth quarter of $81 million were up $9 million or 12% compared to $72 million last year primarily due to higher variable compensation expenses, partly offset by cost savings stemming from our Back to Basics initiatives. As a percentage of net sales, SG&A expenses improved slightly to 10.3% compared to 10.4% last year, mainly due to volume leverage and cost savings.

Operating income in the fourth quarter of $177 million, or 22.6% of sales, was up from $79 million, or 11.4% of sales last year. On an adjusted basis, before reflecting SKU rationalization charges, the net impact of accrued insurance recoveries, and restructuring and acquisition related costs in both years, as well as a net reversal of impairment of intangible assets of $32 million in the fourth quarter of 2021, we generated adjusted operating income of $160 million, or 20.4% of sales, compared to $106 million, or 15.3% of sales, in the fourth quarter of 2020. The reversal of impairment relates to the Company's Hosiery CGU, for which the Company had recorded an impairment charge in the prior year, and which now has been reversed to the full extent possible given the significantly improved economic environment and outlook for this category. Year-over-year increases in operating and adjusted operating income were due to higher sales and higher gross and adjusted gross margin, partly offset by higher SG&A expenses. Net financial expenses of approximately $5 million were down more than $8 million over the prior year. As a result, we reported net earnings of $174 million, or $0.89 per diluted share, for the fourth quarter of 2021 and adjusted net earnings of $149 million, or $0.76 per diluted share, compared to net earnings of $67 million, or $0.34 per diluted share, and adjusted net earnings of $90 million, or $0.45 per diluted share, respectively, in the fourth quarter last year.

6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

(in $ millions)	**January 2, 2022**	January 3, 2021	Variation
Cash and cash equivalents	**179.2**	505.3	(326.1)
Trade accounts receivable	**330.0**	196.5	133.5
Income taxes receivable	**—**	4.6	(4.6)
Inventories	**774.4**	728.0	46.4
Prepaid expenses, deposits and other current assets	**163.7**	110.1	53.6
Accounts payable and accrued liabilities	**(440.4)**	(343.7)	(96.7)
Current portion of lease obligations	**(15.3)**	(15.9)	0.6
Income taxes payable	**(7.9)**	—	(7.9)
Total working capital[(1)]	**983.7**	1,184.9	(201.2)
Current ratio[(2)]	**3.1**	4.3	n.m

n.m. = not meaningful

(1) This is a non-GAAP financial measure or ratio. See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

(2) Current ratio is defined as current assets divided by current liabilities.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

- The decrease in cash and cash equivalents mainly reflects the repayment of a $400 million term loan, the acquisition of Frontier Yarns, dividend payments and share repurchases under the Company's NCIB program, partially offset by the free cash flow generated during fiscal 2021.
- The increase in trade accounts receivable (which are net of accrued sales discounts) was mainly due to the impact of higher sales in the fourth quarter of fiscal 2021 compared to the fourth quarter of 2020, as well as a lower proportion of accruals for sales discounts compared to the end of fiscal 2020.
- The increase in inventories during fiscal 2021 was mainly due to higher unit costs due to increases in fiber costs and inflationary pressure on other materials and labour costs, as well as the impact of the Frontier Yarns acquisition, partially offset by lower inventory volumes as a result of strong sales demand and the impact of production constraints due to labour shortages in yarn.
- Prepaid expenses, deposits and other current assets includes an insurance claim receivable of $13 million (net of advances received of $200 million) (2020 - $61 million, net of an advance of $50 million), relating to the losses that resulted from the two hurricanes that occurred in Central America in November 2020. Excluding the insurance claim

GILDAN 2021 REPORT TO SHAREHOLDERS 22

receivable, prepaid expenses, deposits and other current assets increased by $102 million, mainly due to an increase in the fair value of derivative financial instruments and the impact of the Frontier Yarns acquisition. • The increase in accounts payable and accrued liabilities is mainly the result of higher production, higher raw material and freight costs, the timing of remittances to banks of sold receivable collections, higher accruals for variable compensation, as well as the impact of the Frontier Yarns acquisition, partially offset by a decrease in the fair value of derivative financial instrument liabilities. • Working capital was $984 million as at January 2, 2022, compared to $1,185 million as at January 3, 2021. The current ratio at the end of fiscal 2021 was 3.1, compared to 4.3 at the end of fiscal 2020. 6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill Property, plant Right-of-use Intangible (in $ millions) and equipment assets assets Goodwill Balance, January 3, 2021 896.8 59.4 289.9 206.6 Capital additions 131.5 8.1 3.6 — Additions through business acquisitions 64.3 43.5 — 77.2 Depreciation and amortization (92.2) (14.0) (18.1) — Net carrying amounts of disposals (15.3) — (0.3) — (Write-downs and impairments) Reversal of impairments — (4.7) 31.5 — Balance, January 2, 2022 985.1 92.3 306.6 283.8 Certain minor rounding variances exist between the consolidated financial statements and this summary. • Additions to property, plant and equipment were primarily for expenditures related to textile and sewing manufacturing operations, including the replacement of equipment that was damaged during the two major hurricanes in November 2020 which impacted the Company's operations in Central America, as well as an increase of $64.3 million related to the acquisition of Frontier Yarns. • The increase in right-of-use assets mainly reflects the impact of the Frontier Yarns acquisition, as well as manufacturing and distribution facility lease renewals entered into during 2021, partially offset by depreciation and manufacturing and distribution facility lease modifications. • Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non- compete agreements, and computer software. The $16 million increase in intangible assets includes an increase of $32 million due primarily to a reversal of impairment of $56 million, net of $24 million of intangible asset write-offs related to the Company's Hosiery CGU, partially offset by $18 million of amortization expense. • The $77 million increase in goodwill reflects the goodwill recorded in connection with the acquisition of Frontier Yarns. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 23

6.3 Other non-current assets and non-current liabilities January 2, 2022 January 3, 2021(in $ millions) Variation Deferred income tax assets 17.7 17.7 — Other non-current assets 3.8 6.0 (2.2) Long-term debt (600.0) (1,000.0) 400.0 Lease obligations (93.8) (66.6) (27.2) Other non-current liabilities (59.9) (35.9) (24.0) Certain minor rounding variances exist between the consolidated financial statements and this summary. • See section 8.0 entitled “Liquidity and capital resources” in this MD&A for the discussion on long-term debt. • The increase in lease obligations mainly reflects the impact of the Frontier Yarns acquisition, which included the assumption of a $44 million lease obligation, and the impact of manufacturing and distribution facility lease renewals entered into during fiscal 2021, partially offset by payments made during the year. • Other non-current liabilities include provisions and employee benefit obligations. The increase is mainly due to the statutory severance benefits earned by employees located in the Caribbean and Central America during fiscal 2021. An actuarial loss of $22 million was recognized during fiscal 2021 as a result of changes in the actuarial assumptions used to determine the statutory severance obligation, which has been included in Other Comprehensive Income in the Company's consolidated statement of earnings and comprehensive income for fiscal 2021. 7.0 CASH FLOWS 7.1 Cash flows from (used in) operating activities (in $ millions) 2021 2020 Variation Net earnings (loss) 607.2 (225.3) 832.5 Adjustments for: Depreciation and amortization 135.4 147.2 (11.8) Non cash restructuring charges related to property, plant and equipment, right-of-use assets, and computer software 3.1 23.9 (20.8) (Impairment reversal of intangible assets, net of write-downs) Impairment of goodwill and intangible assets (31.5) 94.0 (125.5) Insurance recovery gain, net of loss on disposal of property, plant and equipment (43.7) (27.1) (16.6) Share-based compensation 37.7 2.1 35.6 Other 6.0 4.7 1.3 Changes in non-cash working capital balances (96.7) 395.5 (492.2) Cash flows from operating activities 617.5 415.0 202.5 Certain minor rounding variances exist between the consolidated financial statements and this summary. • Cash flows from operating activities were $618 million in fiscal 2021, compared to $415 million in fiscal 2020. The increase in operating cash flows reflected current year net earnings compared to a prior year net loss (after adjusting for non-cash expenses and recoveries), partially offset by an increase in non-cash working capital, compared to a large decrease in non-cash working capital in fiscal 2020 as explained below. • The net increase in non-cash working capital was $97 million in fiscal 2021, compared to a net decrease of $396 million during fiscal 2020. The increase in non-cash working capital compared to a decrease in the same period last year was mainly due to an increase in inventories and trade accounts receivable in fiscal 2021 compared to a decrease in fiscal 2020, partially offset by an increase in accounts payable and accrued liabilities in fiscal 2021 compared to a decrease in fiscal 2020. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 24

7.2 Cash flows from (used in) investing activities (in $ millions) 2021 2020 Variation Purchase of property, plant and equipment (127.5) (50.7) (76.8) Purchase of intangible assets (2.8) (7.7) 4.9 Business acquisitions (164.0) — (164.0) Proceeds from insurance related to property, plant and equipment (PP&E) and other disposals of PP&E 106.4 0.8 105.6 Cash flows used in investing activities (187.9) (57.6) (130.3) Certain minor rounding variances exist between the consolidated financial statements and this summary. • The increase in cash flows used in investing activities in fiscal 2021 was due to higher capital spending, as well as the acquisition of Frontier Yarn, partially offset by insurance proceeds relating to property plant and equipment that were damaged as a result of the two hurricanes in Central America in November 2020. • Capital expenditures2 during fiscal 2021 are described in section 6.2 of this MD&A entitled "6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill", and our projected capital expenditures for the next fiscal year are discussed in section 8.0 entitled “Liquidity and capital resources” in this MD&A. 7.3 Free cash flow (in $ millions) 2021 2020 Variation Cash flows from operating activities 617.5 415.0 202.5 Cash flows used in investing activities (187.8) (57.5) (130.3) Adjustment for: Business acquisitions 164.0 — 164.0 Free cash flow(1) 593.7 357.5 236.2 (1) This is a non-GAAP financial measure or ratio. See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Certain minor rounding variances exist between the consolidated financial statements and this summary. • For fiscal 2021, the year-over-year increase in free cash flow of $236 million was mainly due to an improvement in cash flows from operating activities as noted above, with higher capital expenditures more than offset by insurance proceeds. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 25 2 Capital expenditures include purchases of property, plant & equipment and intangible assets.

7.4 Cash flows from (used in) financing activities (in $ millions) 2021 2020 Variation (Decrease) increase in amounts drawn under revolving long-term bank credit facilities — (245.0) 245.0 (Payment of) Proceeds from term loan (400.0) 400.0 (800.0) Payment of lease obligations (21.5) (15.4) (6.1) Dividends paid (90.5) (30.6) (59.9) Proceeds from the issuance of shares 9.4 2.9 6.5 Repurchase and cancellation of shares (245.1) (23.2) (221.9) Share repurchases for settlement of non-Treasury RSUs (4.3) (2.6) (1.7) Withholding taxes paid pursuant to the settlement of non-Treasury RSUs (2.8) (2.6) (0.2) Cash flows used in financing activities (754.8) 83.5 (838.3) Certain minor rounding variances exist between the consolidated financial statements and this summary. • Cash flows used in financing activities for fiscal 2021 mainly reflected the repayment of $400 million for the Company's unsecured two-year term loan, the repurchase and cancellation of common shares under NCIB programs as discussed in section 8.5 of this MD&A, the payment of dividends, and payments made during the period on lease obligations. • The Company paid $90 million of dividends during fiscal 2021 compared to $31 million of dividends during fiscal 2020. The year-over-year increase in the dividend reflects the reinstatement of the Company's quarterly dividend as of Board of Directors' approval on May 25, 2021, after having suspended the quarterly dividend during the second quarter of fiscal 2020, as described in section 8.4 of this MD&A. 8.0 LIQUIDITY AND CAPITAL RESOURCES 8.1 Capital allocation framework Historically, our primary uses of funds have been for working capital requirements, capital expenditures, business acquisitions, and the payment of dividends and share repurchases, which we have funded with cash generated from operations and with funds drawn from our long-term debt facilities. We have established a capital allocation framework intended to enhance sales and earnings growth as well as shareholder returns. After funding working capital needs, our first priority of cash use is to fund our organic growth with the required capital investments. Beyond these requirements, our next priorities for capital allocation are to support our dividends and for opportunistic complementary acquisitions with a preference towards opportunities that could enhance our supply chain model. In addition, we have used excess cash to repurchase shares under normal course issuer bid programs. The Company has set a fiscal year-end net debt leverage target ratio3 of one to two times pro-forma adjusted EBITDA for the trailing twelve months, which it believes will provide an efficient capital structure and a framework within which it can execute on its capital allocation priorities. We expect that cash flows from operating activities and the unutilized financing capacity under our long-term debt facilities will continue to provide us with sufficient liquidity to fund our organic growth strategy, including anticipated working capital and projected capital expenditures averaging 6% to 8% of annual sales, as well as our annual dividend policy and continued share repurchases in line with our leverage framework and value considerations. Refer to note 26 of the audited annual consolidated financial statements for the year ended January 2, 2022 for an update on the Company’s liquidity risk. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 26 3 This is a non-GAAP financial measure or ratio. See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

GILDAN

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.2 Long-term debt and net debt

The Company's long-term debt as at January 2, 2022 is described below.

(in $ millions, or otherwise indicated)	Effective interest rate (1)	Principal amount January 2, 2022	Principal amount January 3, 2021	Maturity date
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 3% (2)	n/a	—	—	June 2026
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 3%, payable monthly (3)	2.4%	300	300	June 2026
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1.7% to 3%, payable monthly (3)	n/a	—	400	April 2022
Notes payable, interest at fixed rate of 2.70%, payable semi-annually (4)	2.7%	100	100	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53%, payable quarterly (4)	2.7%	50	50	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually (4)	2.9%	100	100	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57%, payable quarterly (4)	2.9%	50	50	August 2026
		600	1,000	

(1) Represents the effective interest rate for the year ended January 2, 2022, including the cash impact of interest rate swaps, where applicable.

(2) The Company's committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $51.1 million (January 3, 2021 - $7.2 million) has been committed against this facility to cover various letters of credit.

(3) The unsecured term loans are non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and their amendments).

(4) The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

On April 20, 2021, the Company fully repaid and terminated its $400 million unsecured two-year term loan which was due on April 6, 2022.

On June 26, 2020, given the rapidly changing environment and level of uncertainty created by the COVID-19 pandemic, the Company amended its various loans and note agreements to modify its covenants and provide increased financial flexibility. The amendments effected changes to certain provisions and financial covenants during the period beginning March 30, 2020 and ending April 4, 2021 (the "covenant relief period"), including the Total Net Debt to EBITDA ratio (notably, excluded the financial results of the fiscal quarter ending June 28, 2020 from the calculation) and the minimum Interest Coverage ratio, as well as various additional restrictions with respect to dividends, share repurchases, and capital expenditures. During the covenant relief period, the applicable spread added to the variable U.S. LIBOR-based interest rate for the revolving long-term bank credit facility and both term loan facilities increased by between 50 to 100 basis points per year, varying as a function of the Total Net Debt to EBITDA ratio. Private noteholders received an increase of 125 basis points per year (payable quarterly) during the covenant relief period, unless the Company was in compliance with its original covenants on the last day of such fiscal quarter. In addition, upfront costs of $4 million incurred for the amendments were included in bank and other financial charges in the second quarter of fiscal 2020.

Effective April 5, 2021, the covenant relief period expired, and the Company is no longer subject to the additional restrictions and extra costs described above. The Company subsequently reinstated its quarterly dividend, as explained in section 8.6 of this MD&A entitled "Declaration of dividend", and also reinstated its share repurchase program during the third quarter of 2021, as explained in section 8.7 of this MD&A entitled "Normal course issuer bid (NCIB)".

The Company was in compliance with all financial covenants as at January 2, 2022 and during the covenant relief period. The Company expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts.

GILDAN 2021 REPORT TO SHAREHOLDERS 27

(in $ millions) January 2, 2022 January 3, 2021 Long-term debt 600.0 1,000.0 Bank indebtedness — — Lease obligations 109.1 82.5 Total debt(1) 709.1 1,082.5 Cash and cash equivalents (179.2) (505.3) Net debt(1) 529.9 577.2 (1) This is a non-GAAP financial measure or ratio. See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Certain minor rounding variances exist between the consolidated financial statements and this summary. The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Gildan’s net debt leverage ratio as at January 2, 2022, was 0.7 times (January 3, 2021 - 3.5 times). The Company’s net debt leverage ratio is calculated as follows: January 2, 2022 January 3, 2021(in $ millions, or otherwise indicated) Adjusted EBITDA for the trailing twelve months(1) 726.8 165.1 Adjustment for: Business acquisitions 22.8 — Pro-forma adjusted EBITDA for the trailing twelve months(1) 749.6 165.1 Net debt(1) 529.9 577.2 Net debt leverage ratio(1) 0.7 3.5 (1) This is a non-GAAP financial measure or ratio. See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Certain minor rounding variances exist between the consolidated financial statements and this summary. The total net debt to EBITDA ratios (as defined in the credit facility agreement and its amendments) vary from the definition of the Company’s non-GAAP ratio and non-GAAP financial measures “net debt leverage ratio” and “adjusted EBITDA”, respectively, as presented in this MD&A in certain respects. The definitions in the loan and note agreements are based on accounting for all leases in accordance with previous accounting principles whereby the Company’s leases for premises were accounted for as operating leases, while the Company’s reported net debt leverage ratio reflects lease accounting in accordance with the Company’s current accounting policies. In addition, adjustments permitted to EBITDA in the loan and note agreements vary from the adjustments used by the Company in calculating its adjusted EBITDA non- GAAP financial measure, and EBITDA as calculated in the loan and note agreements was also impacted by certain provisions applicable during the covenant relief period. As a result of these differences, our total net debt to EBITDA ratio for purposes of our loan and note agreements was 0.8 at the end of fiscal 2021 (2020 - 1.3). The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 28

8.3 Outstanding share data Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at February 22, 2022, there were 190,093,746 common shares issued and outstanding along with 3,224,286 stock options and 23,550 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. Treasury RSUs are used exclusively for one-time awards to attract candidates or for retention purposes and their vesting conditions, including any performance objectives, are determined by the Board of Directors at the time of grant. 8.4 Declaration of dividend The Company paid dividends of $90.5 million during the year ended January 2, 2022. On February 22, 2022, the Board of Directors approved a 10% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.169 per share for an expected aggregate payment of $32.1 million which will be paid on April 11, 2022, on all of the issued and outstanding common shares of the Company, rateably and proportionately, to the holders of record on March 17, 2022. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends. As part of the Company's capital allocation framework as described in section 8.1 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows for working capital requirements, capital expenditures, debt covenant and repayment obligations, capital requirements, the macro-economic environment, and present and/or future regulatory and legal restrictions. The Company's dividend payout policy and the declaration of dividends are subject to the discretion of the Board of Directors and, consequently, there can be no assurances that Gildan's dividend policy will be maintained or that dividends will be declared in respect of any quarter or other future periods. The declaration of dividends by the Board of Directors is ultimately dependent on the Company’s operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this MD&A. 8.5 Normal course issuer bid (NCIB) On August 4, 2021, the Company received Board and Toronto Stock Exchange (TSX) approval for the reinstatement of its normal course issuer bid to purchase for cancellation a maximum of 9,926,177 common shares, representing 5% of the Company's issued and outstanding common shares, as at July 31, 2021 (the reference date for the NCIB). The Company was authorized to make purchases under the normal course issuer bid during the period from August 9, 2021 to August 8, 2022 in accordance with the requirements of the TSX. Purchases could be made by means of open market transactions on both the TSX and the New York Stock Exchange ("NYSE"), or alternative trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities, and block purchases of common shares. During the fiscal year ended January 2, 2022, the Company repurchased for cancellation a total of 6,475,375 common shares under its NCIB programs for a total cost of $250 million, $6 million was charged to share capital and the balance was charged to retained earnings. Of the 6,475,375 common shares purchased for cancellation, the settlement of 125,073 common shares occurred post quarter-end, for which $5 million is recorded in accounts payable and accrued liabilities as at January 2, 2022. On February 22, 2022, the Company received approval from the Toronto Stock Exchange (TSX) to amend its current NCIB, which commenced on August 9, 2021, in order to increase the maximum number of common shares that may be repurchased from 9,926,177, or 5% of the Company’s issued and outstanding common shares as at July 31, 2021 (the reference date for the NCIB), to 19,477,744 common shares, representing 10% of the public float as at July 31, 2021. No other terms of the NCIB have been amended. Under the NCIB, Gildan may purchase, in addition to purchases made on other exchanges including the NYSE, up to a maximum of 89,982 Common Shares daily through the facilities of the TSX, which represents 25% of the average daily trading volume on the TSX for the six months ended July 31, 2021. The price to be paid by Gildan for any Common Shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order. All shares purchased pursuant to the NCIB are cancelled. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 29

The automatic share purchase plan (ASPP) entered into with a designated broker on August 9, 2021, also remains unchanged. The ASPP allows for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions or self-imposed trading blackout periods. Outside of the pre-determined blackout periods, common shares may be purchased under the NCIB based on the discretion of the Company’s management, in compliance with TSX rules and applicable securities laws. During the period from August 9, 2021 to February 22, 2022, Gildan purchased and cancelled a total of 9,166,618 Common Shares, representing 4.7 % of the Company’s public float and 4.6% of the Company’s issued and outstanding Common Shares as at July 31, 2021. 9.0 LEGAL PROCEEDINGS 9.1 Claims and litigation The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company. 10.0 OUTLOOK References related to management’s expectations as to its three-year outlook may be found in the Company's earnings press release dated February 23, 2022, and more specifically under the section entitled “Gildan Sustainable Growth Strategy”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov, and on our website at www.gildancorp.com. 11.0 FINANCIAL RISK MANAGEMENT The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to note 26 of the audited annual consolidated financial statements for the year ended January 2, 2022 for additional details. 11.1 Off-balance sheet arrangements and maturity analysis of contractual obligations In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. Our material short-term cash requirements include payments under our lease obligations, purchase obligations; related to capital expenditures, cotton commitments as well as raw material and finished goods inventory, and other working capital needs. Working capital, defined as total current assets less total current liabilities, fluctuates depending on effective management of receivables from our customers, inventory levels and payables to our suppliers, as well as commodity pricing. Our long-term material cash requirements from currently known obligations include repayment of outstanding borrowings, interest payment obligations under our credit agreement, settlements on our outstanding derivative hedge contracts, long term lease obligations, as well as minimum royalty payments. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, as well as minimum royalty payments, which are included in the table of contractual obligations below. We have no off- balance sheet arrangements, other than as discussed in this section. The following table sets forth the maturity of our contractual obligations by period as at January 2, 2022. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 30

MANAGEMENT'S DISCUSSION AND ANALYSIS

(in $ millions)	**Carrying amount**	Contractual cash flows	Less than 1 fiscal year	1 to 3 fiscal years	4 to 5 fiscal years	More than 5 fiscal years
Accounts payable and accrued liabilities	**440.4**	440.4	440.4	—	—	—
Long-term debt	**600.0**	600.0	—	150.0	450.0	—
Interest obligations(1)	—	40.6	10.7	17.6	12.3	—
Purchase and other obligations	—	392.9	320.8	54.5	14.9	2.7
Lease obligations	**109.1**	133.2	21.2	28.2	22.4	61.4
Total contractual obligations	**1,149.5**	1,607.1	793.1	250.3	499.6	64.1

(1) Interest obligations include expected interest payments on long-term debt as at January 2, 2022 (assuming balances remain outstanding through to maturity). For variable rate debt, the Company has applied the rate applicable at January 2, 2022 to the currently established maturity dates.

As disclosed in note 24 to our 2021 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at January 2, 2022, the maximum potential liability under these guarantees was $121 million, of which $10 million was for surety bonds and $111 million was for financial guarantees and standby letters of credit.

12.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our fiscal 2021 audited annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

12.1 Critical judgments in applying accounting policies

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of cash-generating units (CGUs)
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU's operations, and the major customer markets each CGU serves. As such, the Company has identified two CGUs for purposes of testing the recoverability and impairment of non-financial assets: Textile & Sewing, and Hosiery.

Income taxes
The Company's income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates, as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

12.2 Key sources of estimation uncertainty

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Allowance for expected credit losses
The Company makes an assessment of whether accounts receivable are collectable, based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable based on

GILDAN 2021 REPORT TO SHAREHOLDERS 31

customer risk categories. Credit quality is assessed by taking into account the financial condition and payment history of the Company's customers, and other factors. Furthermore, these estimates must be continuously evaluated and updated. In determining its allowance for expected credit losses, the Company applies the simplified approach per IFRS 9, Financial Instruments, and calculates expected credit losses based on lifetime expected credit losses. The Company uses a provision matrix, which segregates its customers by their economic characteristics and allocates expected credit loss rates based on days past due of its trade receivables. Expected credit loss rates are based on the Company’s historical credit loss experience, adjusted for forward-looking factors of the economic environment. During fiscal 2020, in light of the COVID-19 pandemic, the Company’s provision matrix was adjusted, as its historical experience was not reflective of the market conditions present in fiscal 2020. As a result, previously determined loss rates for the individual days past due categories included in the provision matrix were not reflective of expected losses. Therefore, the Company had applied loss rates to individually significant receivables, or sub-categories of individually significant receivables, based on its evaluation of possible outcomes with respect to the collectability of these amounts at the measurement date. During fiscal 2021, the Company adjusted its provision matrix to decrease expected credit loss rates as the economic environment improved while continuing to apply loss rates to individually significant receivables, or sub-categories of individually significant receivables. An expected loss rate ranging between 1% and 10% (2020 - 2% and 10%) has been determined using macroeconomic factors, and depending on the customer's historical payment history, the nature of its operations, and its geographic location. For customers previously in default before the pandemic occurred, a significant loss rate has been determined. A 10% increase in the expected loss rate for all customers with a balance due as at January 2, 2022 would result in an $31 million increase in the allowance for expected credit losses. In the event that new information becomes available to us that would change the Company's assessment of expected loss, the amounts recorded in allowance for expected credit losses will be updated in the period in which the additional information is received. There is no assurance that our current estimates of recoverability will not change significantly as the COVID-19 pandemic and its related business and societal impacts evolve, which may either require a charge to earnings or a reversal of such allowances in subsequent periods based on revised estimates or actual collection experience. The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company could be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such allowances in future periods may be required based on actual collection experience. Inventory valuation The cost of inventories may no longer be recoverable if inventories are discontinued, damaged, in excess quantities, or if their selling prices or estimated forecast of product demand decline. Discontinued, damaged, and excess inventories are carried at the net realizable value, as those inventories are sold below cost in liquidation channels. In determining the net realizable value of finished goods, the Company considers recent recovery rates and current market conditions in these channels. The Company regularly reviews inventory quantities on hand, current production plans, and forecasted future sales, and inventories are written down to net realizable value when it is determined that they are no longer fully recoverable. There is estimation uncertainty in relation to the identification of excess inventories and in the expected selling prices used in establishing the net realizable value. As at January 2, 2022, a 10% decrease or increase in the expected selling prices used to establish the net realizable value of discontinued, damaged, and excess inventories would result in either a decrease or an increase in inventories of approximately $2.7 million, with a corresponding adjustment to cost of sales. If actual market conditions are less favorable than previously projected or if liquidation of the inventory which is no longer deemed fully recoverable is more difficult than anticipated, additional write-downs may be required. Business combinations Business combinations are accounted for in accordance with the acquisition method. On the date that control is obtained, the identifiable assets, liabilities and contingent liabilities of the acquired company are measured at their fair value. Depending on the complexity of determining these valuations, the Company uses appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant. Recoverability and impairment of non-financial assets The calculation of fair value less costs of disposal or value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, cash flows, capital expenditures, and the selection of an appropriate earnings multiple or discount rate, all of which are subject to inherent uncertainties and subjectivity. The MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 32

assumptions are based on annual business plans and other forecasted results, earnings multiples obtained by using market comparables as references, and discount rates which are used to reflect market-based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third-party licensing arrangements, changes to the Company’s business strategy, and changes in economic and market conditions can result in actual useful lives and future cash flows that differ significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite-life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions and the associated cash flows materially decrease, the Company may be required to record material impairment charges or accelerated depreciation and amortization charges related to its non-financial assets. Please refer to note 11 of the audited annual consolidated financial statements for the year ended January 2, 2022 for additional details on the recoverability of the Company’s cash-generating units. Income taxes The Company has unused available tax losses and deductible temporary differences in certain jurisdictions. The Company recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which these available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of significant assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 33

13.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED 13.1 Accounting policies The Company’s audited consolidated financial statements for fiscal 2021 were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), using the same accounting policies as those applied in its fiscal 2020 audited annual consolidated financial statements, except as described below. Interest Rate Benchmark Reform On August 27 2020, the IASB published "Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)" to address issues relating to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements, and disclosure requirements when an existing interest rate benchmark is actually replaced. The amendment introduces a practical expedient for modifications required by the reform (modifications required as a direct consequence of the IBOR reform and made on an economically equivalent basis). These modifications are accounted for by updating the effective interest rate. All other modifications are accounted for using the current IFRS requirements. A similar practical expedient is available for lessee accounting under IFRS 16. Under the amendments, hedge accounting is not discontinued solely because of the IBOR reform. Hedging relationships (and related documentation) must be amended to reflect modifications to the hedged item, hedging instrument, and hedged risk. Amended hedging relationships should meet all qualifying criteria to apply hedge accounting, including effectiveness requirements. The amendments are effective for annual reporting periods beginning on or after January 1, 2021 and are to be applied retrospectively. The Company has begun discussions with its lenders to amend existing debt agreements to include LIBOR fallback provisions. To date, the adoption has not had an impact on the Company's consolidated financial statements as LIBOR is still being used as the interest rate benchmark in its existing debt agreements. In addition, the Company and its counterparties under interest rate swap agreements are expected to negotiate the substitution of reference rates in such agreements. It is too early to determine if any upcoming potential modifications will meet the requirements for the application of the practical expedient. 13.2 New accounting standards and interpretations not yet applied The following new accounting standards are not effective for the year ended January 2, 2022 and have not been applied in preparing the audited annual consolidated financial statements. Amendments to IAS 1, Presentation of Financial Statements On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non- current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements. Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by: – Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements. – Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures. The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 34

permitted to apply the amendments to IFRS Practice Statement 2. The Company is currently evaluating the impact of the amendment on its consolidated financial statements. Amendments to IAS 8, Definition of Accounting Estimates In February 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements. Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction On May 7 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. The amendments are effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the impact of the amendment on its consolidated financial statements. 14.0 DISCLOSURE CONTROLS AND PROCEDURES As stated in the Canadian Securities Administrators’ National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings and Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, disclosure controls and procedures means controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings, or other reports filed or submitted under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of our disclosure controls and procedures as of January 2, 2022 was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer. For the year ended January 2, 2022, we limited the scope of our design of disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICFR) to exclude controls and procedures of Frontier Yarns, a subsidiary acquired by the Company in an acquisition consummated on December 10, 2021, the results of which are included in the audited annual consolidated financial statements of the Company for the year ended January 2, 2022. The consolidated results of the Company for the year ended January 2, 2022 included net sales and net earnings of nil and $0.3 million, respectively, relating to Frontier Yarns' results of operations since the date of acquisition. Frontier Yarns accounted for approximately $56 million of current assets, $193 million of non-current assets, $26 million of current liabilities and $46 million of non-current liabilities, in the Company's audited consolidated statement of financial position as at January 2, 2022. Based on that evaluation, which excluded Frontier Yarns' disclosure controls and procedures, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of January 2, 2022. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 35

15.0 INTERNAL CONTROL OVER FINANCIAL REPORTING 15.1 Management’s annual report on internal control over financial reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109. Our internal control over financial reporting means a process designed by, or under the supervision of, an issuer’s certifying officers, and effected by the issuer’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and (3) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the annual financial statements or interim financial reports. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. As a result, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as at January 2, 2022, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). For the year ended January 2, 2022, management’s evaluation of internal control over financial reporting excluded the internal control over financial reporting of Frontier Yarns, a subsidiary acquired by the Company in an acquisition consummated on December 10, 2021, the results of which are included in the audited annual consolidated financial statements of the Company for the year ended January 2, 2022. Based on that evaluation under this framework, which excluded Frontier Yarns' internal control over financial reporting, our Chief Executive Officer and our Chief Financial Officer concluded that our internal control over financial reporting was effective as of January 2, 2022. 15.2 Attestation report of independent registered public accounting firm KPMG LLP, an independent registered public accounting firm, which audited and reported on our consolidated financial statements, has issued an unqualified report on the effectiveness of our internal control over financial reporting as of January 2, 2022. 15.3 Changes in internal control over financial reporting There have been no changes that occurred during the quarter beginning on October 4, 2021 and ended January 2, 2022 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. 16.0 RISKS AND UNCERTAINTIES In addition to the risks previously described under the sections “Financial risk management”, “Critical accounting estimates and judgments”, and those described elsewhere in this MD&A, this section describes the principal risks that could have a material and adverse effect on our financial condition, results of operations, business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows, or business. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 36

Our ability to implement our growth strategies and plans The growth of our business depends on the successful execution of key strategic initiatives as part of the Gildan Sustainable Growth strategy, which is described in section 4.0 entitled "Strategy" of this MD&A. We are implementing our plan or plan to execute on various initiatives aimed at significantly expanding our global production capacity and maintaining or enhancing our cost structure, driving innovation across the organization, in our manufacturing and product- development processes, distribution and final products, as well as initiatives defined under our Next Generation ESG strategy as described in subsection 3.2.3 entitled "Environmental, Social and Governance (ESG) Program" of this MD&A. Our ability to implement our growth strategy and plans is dependent upon a number of factors, some of which are beyond our control, and include but are not limited to our ability to leverage the Company's strengths, general economic conditions and other risk factors as described in this MD&A . Further, achieving these objectives will require significant investments which may result in both short-term and long-term costs. The Company relies on cash generated from its operating activities and its credit facilities as its primary source of liquidity. To support the Company’s business and execute on its growth strategy, the Company will need to continue to generate significant amounts of cash from operations, including funds to increase the Company’s manufacturing capacity. If the Company’s business does not generate cash flow from operating activities sufficient to fund these activities, and if sufficient funds are not otherwise available from its credit facilities, the Company may need to seek additional capital to fund its business or execute its growth strategy. There can be no assurance that we will be successful in the execution of these strategic initiatives, including the timely expansion of our manufacturing capacity to pursue growth or that the successful execution of these strategic initiatives will deliver the results we expect or grow our business. If we fail to effectively implement our strategy, our financial condition, results of operations, business or cash flows could be adversely affected. Our ability to compete effectively The markets for our products are highly competitive and evolving rapidly. Competition is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. Our competitive strengths include our expertise in building and operating large-scale, vertically integrated manufacturing hubs which allows us to operate efficiently and reduce costs, offer competitive pricing, and provide a reliable supply chain. As discussed in section 4.0 of this MD&A entitled "Strategy", we intend to increase our global production capacity, and any failure or delay in efficiently implementing or managing such increase in capacity, or doing so in a cost-effective manner, could negatively impact our cost manufacturing and distribution structure, which would negatively impact our ability to compete. There can be no assurance that we will be able to maintain our low cost manufacturing and distribution structure and remain competitive. As discussed in section 3.3 of this MD&A, we compete with domestic and international manufacturers, brands of well- established U.S. apparel and sportswear companies, as well as our own customers, including retailers and wholesale distributors that are selling basic apparel products under their own private label brands that compete directly with our brands. In addition, customer preferences continue to shift to online shopping through the use of computers, tablets, mobile phones and other devices and the Internet continues to facilitate competitive entry and comparison shopping. Failure to compete effectively and respond to evolving trends in the market, including intensifying competition from private label brands and e-commerce, and failure to adapt our operations to service the changing needs of our customers could have a negative impact on our business and results of operations. Any changes in our ability to compete effectively in the future may result in the loss of customers to competitors, reduction in customer orders or shelf space, lower prices or the need for additional customer price incentives, and other forms of marketing support to our customers, all of which could have a negative effect on our sales volumes or profitability if we are unable to offset such negative impacts with new business or cost reductions. Our ability to integrate acquisitions The Company’s strategic opportunities may include potential complementary acquisitions that could support, strengthen, or expand our business. For example, in December 2021, we completed the acquisition of Frontier Yarns. The integration of newly acquired businesses may prove to be more challenging, take more time than originally anticipated, or result in significant additional costs and/or operational issues, all of which could negatively affect our financial condition and results of operations. In addition, we may not be able to fully realize anticipated synergies and other benefits expected from acquisitions. We may be negatively impacted by changes in general economic and financial conditions General economic and financial conditions, globally or in one or more of the markets we serve, may negatively affect our business. If there is a decline in economic growth and in consumer and commercial activity, and/or if adverse financial conditions exist in the credit markets, as in the case of the global credit crisis in 2008 and 2009 or the ongoing COVID-19 coronavirus (as described below), this may lead to lower demand for our products resulting in sales volume reductions and lower selling prices and may cause us to operate at levels below our optimal production capacity, which would result in higher unit production costs, all of which could negatively affect our profitability and reduce cash flows from operations. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 37

Weak economic and financial conditions could also negatively affect the financial condition of our customers, which could result in lower sales volumes and increased credit risk. The novel COVID-19 coronavirus which was recognized as a global pandemic by the World Health Organization in March 2020 has had an adverse impact on the global economy, disrupted global supply chains and consumer spending and has caused significant volatility and disruption of financial markets. The pandemic significantly reduced economic activity and negatively affected markets around the world as governmental authorities responded with the implementation of numerous restrictive measures in order to limit the spread of the virus, including travel bans and restrictions, quarantines, shelter-in-place orders and mandated business shutdowns. In 2020, as a result of the effects of the pandemic, the Company experienced a major reduction in sales and incurred significant costs resulting from the idling of manufacturing facilities and other actions it took in an effort to navigate through the pandemic, as explained in section 5.0 of this MD&A (in particular, the subsection entitled “Impact of COVID-19 pandemic and other developments”). Although in 2021 we have observed a recovery in global economies and consequently in the demand for our products with the easing of restrictions, rapid vaccine deployment, and resumption of travel, social gatherings, sporting, and other events at varying levels, the pandemic remains ongoing. The extent of the impact of the COVID-19 pandemic on our business and our ability to execute our business strategies will depend on future developments, including the duration, severity and any resurgences of the pandemic, as well as vaccination rates in the markets in which we or our suppliers operate, all of which are uncertain and cannot be predicted. In fact, in response to the recent resurgence of COVID-19 infections and variants of the virus, governments in various jurisdictions globally have renewed certain containment measures and shutdowns. Accordingly, the evolving pandemic and its impacts may continue to have an adverse effect on our sales, results of operations and cash flows. The ongoing COVID-19 pandemic also has the potential to significantly impact our supply chain. While our manufacturing facilities have reopened, we may face new or prolonged periods of facility shutdowns or work shortages with respect to some or all of our operations or the operations of the third party suppliers we rely on, due to, among other factors, a resurgence of infections of COVID-19 and variants of the virus. Global trade conditions that originated during the COVID-19 pandemic continue to persist and may also have long-lasting adverse impact on us and our industries independently of the progress of the pandemic. For example, current supply chain disruptions which have emerged during and as a result of the effects of the pandemic, including logistics, vessel, container and other transportation shortages, port congestions globally, labor shortages affecting various industries, including the yarn industry, have impacted and could continue to impact our ability to produce or source finished goods or intermediate materials, including yarn, which in turn could disrupt our manufacturing and result in our inability to adequately service demand for our products resulting in a decline in sales volumes and lost revenues in future periods. Additionally, supply chain and logistics disruptions, as well as labour shortages could impact our ability to advance and complete our capacity expansion plans which would also impact our ability to satisfy demand which could impact our sales volumes in future periods. We are also seeing inflationary pressures in freight, labour and other costs as a result of these various market dynamics that have emerged as a result of the effects of the COVID-19 pandemic, the impact of which may heighten and adversely impact our financial results. Some of our customers may face future business disruption or closures as a result of the ongoing pandemic which would adversely impact our revenues from these customers and our results of operations. Moreover, once the various containment measures are lifted, the timing of any economic recovery is uncertain and consumer behavior and preferences may vary significantly from the pre-pandemic environment, including willingness to travel, engage in previous levels of discretionary spending, visit stores, malls and other public places where our customers operate and attend large social gatherings, which may adversely impact the end use demand for our products. Accordingly, our revenues may be further adversely impacted, including additional volatility in net sales and operating results from period to period. If there is a prolonged economic downturn resulting from the COVID-19 pandemic, including as a result of the effect of the currently prevalent variants and the potential emergence of other variants of the virus in the future, or if any of the Company’s major customers do not have sufficient liquidity to allow them to continue to operate through a prolonged economic downturn, the Company may incur operating losses, which may adversely affect the Company’s financial position, including cash operating losses, and potential additional asset write-downs and impairments. Further, weak demand for our products may lead to lower selling prices for our products and could negatively affect our margins and cash flow from operations. The COVID-19 pandemic and the current economic environment also exacerbate many of the other risks that are disclosed in this MD&A and listed above, as well as liquidity risk and credit risk that are described in section 11.0 of this MD&A entitled “Financial Risk Management”. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 38

The duration and ongoing impact of the COVID-19 pandemic remains unknown at this time, as is the efficacy of existing and new government containment and stabilization measures and the efficacy and continuation of the rollout of vaccines. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company's financial condition, results of operations, cash flows, or business in future periods are also subject to significant uncertainty and cannot be predicted. We rely on a small number of significant customers We rely on a small number of customers for a significant portion of our total sales. In fiscal 2021, our top three customers accounted for 15.9%, 13.9%, and 7.9% (2020 - 12.3%, 13.1%, and 10.4%) of total sales respectively, and our top ten customers accounted for 58.8% (2020 - 56.5%) of total sales. We expect that these customers will continue to represent a significant portion of our sales in the future. Future sales volumes and profitability could be negatively affected should one or more of the following events occur: • a significant customer substantially reduces its purchases or ceases to buy from us, or we elect to reduce the volume of business with or cease to sell to a significant customer, and we cannot replace that business with sales to other customers on similar terms; • a large customer exercises its purchasing power to negotiate lower prices or higher price discounts or requires us to incur additional service and other costs; • a customer experiences operational disruptions due to fires, extreme weather conditions, natural disasters or pandemics (such as COVID-19), information system failures or incidents, and other factors; • further industry consolidation leads to greater customer concentration and competition; and • a customer encounters financial difficulties and is unable to meet its financial obligations. Our customers do not commit to purchase minimum quantities Our contracts with our customers do not require them to purchase a minimum quantity of our products or commit to minimum shelf space allocation for our products. If any of our customers experience a significant business downturn or fail to remain committed to our products, they may reduce or discontinue purchases from us. Although we have maintained long-term relationships with many of our wholesale distributor and retail customers, there can be no assurance that historic levels of business from any of our customers will continue in the future. Our ability to anticipate, identify, or react to changes in consumer preferences and trends While we currently focus on basic products, the apparel industry, particularly within the retail channel, is subject to evolving consumer preferences and trends. Our success may be negatively impacted by changes in consumer preferences which do not fit with Gildan’s core competency of marketing and large-scale manufacturing of basic apparel products. If we are unable to successfully anticipate, identify or react to changing styles or trends, or misjudge the market for our products, our sales could be negatively impacted and we may be faced with unsold inventory which could negatively impact our profitability. In addition, when introducing new products for our customers we may incur additional costs and transitional manufacturing inefficiencies as we ramp-up production or upgrade manufacturing capabilities to support such customer programs, which could negatively impact our profitability. Our ability to manage production and inventory levels effectively in relation to changes in customer demand Demand for our products may vary from year to year. We aim to appropriately balance our production and inventory with our ability to meet market demand. Based on discussions with our customers and internally generated projections reflecting our analysis of factors impacting industry demand, we produce and carry finished goods inventory to meet the expected demand for delivery of specific product categories. If, after producing and carrying inventory in anticipation of deliveries, demand is significantly less than expected, we may have to carry inventory for extended periods of time or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in lower production levels, resulting in lower plant and equipment utilization and lower absorption of fixed operating costs. Alternatively, we are also exposed to loss of sales opportunities and market share if we produce insufficient inventory to satisfy our customers’ demand for specific product categories as a result of underestimating market demand or not meeting production targets, in which case our customers could seek to fulfill their product needs from competitors and reduce the amount of business they do with us. We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products Cotton and polyester fibers are the primary raw materials used in the manufacture of our products. We also use chemicals, dyestuffs, and trims which we purchase from a variety of suppliers. The price of cotton fluctuates and is affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation in the commodities market, the relative valuations and fluctuations of the currencies of producer versus MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 39

consumer countries, and other factors that are generally unpredictable and beyond our control, including the overall state of the economy and expectations for economic growth (including as a result of the COVID-19 pandemic). In addition, fluctuations in crude oil or petroleum prices affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Fluctuations in energy prices are partly influenced by government policies to address climate change, which could increase our energy costs beyond our current expectations. The Company purchases cotton and polyester fibers through its yarn-spinning facilities, and also purchases processed cotton yarn and blended yarn from outside vendors, at prices that are correlated with the price of cotton and polyester fibers. The Company may enter into contracts up to twenty-four months in advance of future delivery dates to establish fixed prices for cotton, cotton-based yarn, and polyester fiber purchases and reduce the effect of price fluctuations in the cost of cotton and polyester fibers used in the manufacture of its products. For future delivery periods where such fixed price contracts have been entered into, the Company will be protected against cotton and polyester fiber price increases but would not be able to benefit from cotton or polyester fiber price decreases. Conversely, in the event that we have not entered into sufficient fixed priced contracts for cotton or polyester fibers, or have not made other arrangements to lock in the price of cotton or polyester fibers in advance of delivery, we will not be protected against price increases, but will be in a position to benefit from any price decreases. A significant increase in raw material costs, particularly cotton and polyester fiber costs, could have a negative effect on our business, results of operations, and financial condition, if the increase or part of the increase is not mitigated through additional manufacturing and distribution cost reductions and/or higher selling prices, or if resulting selling price increases negatively impact demand for the Company’s products. In addition, when the Company fixes its cotton and polyester fiber costs for future delivery periods and the cost of cotton or polyester fibers subsequently decreases significantly for that delivery period, the Company may need to reduce selling prices, which could have a negative effect on our business, results of operations and financial condition. We rely on key suppliers Our ability to meet our customers’ needs depends on our ability to maintain an uninterrupted supply of raw materials and finished goods from third-party suppliers. More specifically, we source cotton, cotton-based yarns, polyester fibers, chemicals, dyestuffs, and trims primarily from a limited number of outside suppliers. In addition, a substantial portion of the products sold under the Gold Toe® portfolio of brands and licensed brands are purchased from a number of third-party suppliers. Our business, results of operations, and financial condition could be negatively affected if there is a significant change in our relationship with any of our principal suppliers of raw materials or finished goods, or if any of these key suppliers have difficulty sourcing cotton fibers and other raw materials, experience production disruptions, fail to maintain production quality, fail to qualify under our social compliance program, experience transportation disruptions or encounter financial difficulties. These events can result in lost sales, cancellation charges, or excessive markdowns, all of which can have a negative effect on our business, results of operations, and financial condition. We may be negatively impacted by climate, political, social, and economic risks, natural disasters, pandemics, and endemics in the countries in which we operate or from which we source production The majority of our products are manufactured in Central America, primarily in Honduras and Nicaragua, as well as the Caribbean and to a lesser extent in Bangladesh, as described in the section entitled “Our operations” in this MD&A. We also purchase significant volumes of socks from third-party suppliers in Asia. Some of the countries in which we operate or source from have experienced political, social, and economic instability in the past, and we cannot be certain of their future stability. In addition, most of our facilities and those of our key suppliers are located in geographic regions that are exposed to the risk of, and have experienced in the past, hurricanes, floods, earthquakes, pandemics, and endemics. Any such events in the future could have a negative impact on our business. The following conditions or events could disrupt our supply chain, interrupt operations at our facilities or those of our suppliers and customers, increase our cost of sales and other operating expenses, result in a loss of sales, asset losses, or require additional capital expenditures to be incurred: • fires, extraordinary weather conditions, or natural disasters, such as hurricanes, tornadoes, floods, extreme heat, droughts, tsunamis, typhoons, and earthquakes; • pandemics, such as COVID-19 as described under the risk entitled "We may be negatively impacted by changes in general economic and financial conditions", or endemics • political instability, social and labour unrest, human rights violations, war, or terrorism; • disruptions in port activities, shipping and freight forwarding services; and • interruptions in the availability of basic services and infrastructure, including power and water shortages. Our insurance programs do not cover every potential loss associated with our operations, including potential damage to assets, lost sales and profits, and liability that could result from the aforementioned conditions or events. In addition, our MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 40

insurance may not fully cover the consequences resulting from a loss event, due to insurance limits, sub-limits, or policy exclusions. Furthermore, we may not always be able to obtain adequate insurance coverage in regions in which we operate that have a higher likelihood of experiencing natural disasters. Any occurrence not fully covered by insurance could have a negative effect on our business. Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions Our business is subject to a wide variety of laws and regulations across all of the countries in which we do business, which involves the risk of legal and regulatory actions regarding such matters as international trade, competition, taxation, environmental, health and safety, product liability, employment practices, patent and trademark infringement, corporate and securities legislation, licensing and permits, data privacy, bankruptcies, and other claims. Some of these compliance risks are further described in this "Risks and uncertainties" section of the MD&A. In the event of non-compliance with such laws and regulations, we may be subject to regulatory actions, claims and/or litigation which could result in fines, penalties, claim settlement costs or damages awarded to plaintiffs, legal defense costs, product recalls and related costs, remediation costs, incremental operating costs and capital expenditures to improve future/ongoing compliance, and damage to the Company’s reputation. In addition, non-compliance with certain laws and regulations could result in regulatory actions that could temporarily or permanently restrict or limit our ability to conduct operations as planned, potentially resulting in lost sales, closure costs, and asset write-offs. Due to the inherent uncertainties of litigation or regulatory actions in both domestic and foreign jurisdictions, we cannot accurately predict the ultimate outcome of any such proceedings. Laws and regulations are constantly changing and are often complex, and future compliance cannot be assured. Changes necessary to maintaining compliance with these laws and regulations may increase future compliance costs and have other negative impacts on our business, results of operations, and financial condition. As part of the regulatory and legal environments in which we operate, Gildan is subject to anti-bribery laws that prohibit improper payments directly or indirectly to government officials, authorities, or persons defined in those anti-bribery laws in order to obtain business or other improper advantages in the conduct of business. Failure by our employees, subcontractors, suppliers, agents, and/or partners to comply with anti-bribery laws could impact Gildan in various ways that include, but are not limited to, criminal, civil and administrative legal sanctions, negative publicity, and could have a negative effect on our reputation as well as our business, results of operations, and financial condition. We rely on certain international trade (including multilateral and bilateral) agreements and preference programs and are subject to evolving international trade regulations As a multinational corporation, we are affected by domestic tariffs, including the potential imposition of anti-dumping or countervailing duties on our raw materials and finished goods, international trade legislation, as well as bilateral and multilateral trade agreements and trade preference programs in the countries in which we operate, source, and sell products. In order to remain globally competitive, we have situated our manufacturing facilities in strategic locations to benefit from various free trade agreements and trade preference programs. Furthermore, management continuously monitors new developments and evaluates risks relating to duties including anti-dumping and countervailing duties, tariffs, quantitative limitations and legislation leading to trade restrictions that could impact our approach to global manufacturing and sourcing, and adjusts as needed. The Company relies on a number of preferential trade programs which provide duty free access to the U.S. market for goods meeting specified rules of origin, including the Dominican Republic - Central America - United States Free Trade Agreement (CAFTA-DR), the Caribbean Basin Trade Partnership Act (CBTPA), and the Haiti Economic Lift Program (HELP) previously referred to as the Haitian Hemispheric Opportunity through Partnership Encouragement Act (HOPE). Collectively, these agreements strengthen U.S. economic relations and expand trade with Central America, the Dominican Republic, and Haiti, where we have substantial manufacturing operations and activities. The Company also relies on preferential trade agreements to access the European Union, Canada, and other markets. Changes to trade agreements or trade preference programs that the Company currently relies on or the entry into force of trade-restricting legislation may negatively impact our global competitive position. The likelihood that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty. Recently there has been an increasing focus on U.S. domestic manufacturing that has drawn worldwide attention. While a significant proportion of our costs to manufacture our products originate in the United States, the Company also has significant operations outside the U.S. There can be no assurance that the recent and continuing focus in this area may not attract negative publicity on the Company and its activities, lead to adverse changes in international trade agreements and preference programs that the Company currently relies on, the implementation of anti-dumping or countervailing MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 41

duties or additional tariffs on the imports of our raw materials and finished goods into the U.S. from other countries, or lead to further tax reform in the U.S. that could increase our effective income tax rate. Furthermore, the imposition of non-tariff barriers by the countries into which we sell our products internationally may also impact our ability to service such markets. Any of such outcomes could negatively impact our ability to compete effectively and negatively affect our results of operations. Many trade agreements provide for the application of special safeguards in the form of reinstatement of normal duties if increased imports constitute a substantial cause of serious injury, or threat thereof, to a domestic industry. The likelihood that a safeguard will be adopted and the extent of its impact on our business cannot be determined with certainty. Furthermore, the imposition of any new domestic tariffs in any of the countries in which we operate may also negatively impact our global competitive position. For example, United States domestic laws provide for the application of anti- dumping or countervailing duties on imports of products into the United States should determinations be made by the relevant agencies that such imported products have been subsidized and/or are being sold at less than “fair value” and that such imports are causing a material injury to the domestic industry. The mechanism to implement anti-dumping and countervailing duties is available to every World Trade Organization member country. The impact of the imposition of such duties on products we import into the U.S. or other markets cannot be determined with certainty. The United States withdrew from the Trans-Pacific Partnership Agreement (TPP) in 2017, but the other negotiating countries went on to conclude the Comprehensive Progressive Trans-Pacific Partnership (CPTPP) in 2018. Thus far, Australia, Canada, Japan, Mexico, New Zealand, Peru, Singapore, and Vietnam have ratified and implemented CPTPP. Brunei, Chile and Malaysia will not benefit until they complete their ratification processes. CPTPP may negatively affect our competitive position in some of the countries in which we sell our products. The European Union has an Association Agreement with Central America, including Honduras and Nicaragua, where we have production operations. The European Union also has preferential trade arrangements with other countries. Further, the European Union maintains a Generalized System of Preferences (GSP) and the Everything But Arms programs (EBA). These programs allow free or reduced duty entry into the European Union of qualifying articles, including apparel, from developing countries and least developed countries where we have manufacturing operations, including Haiti and Bangladesh. The European Union also affords preference to qualifying apparel from notable production venues including Vietnam, Myanmar and Pakistan, which could negatively impact our competitive position in the European Union. Any changes to these agreements, could have a negative impact on our operations. On June 23, 2016, the United Kingdom (“UK”) voted to leave the EU (“Brexit”). The transition period for the UK’s withdrawal ended on December 31, 2020, and the UK formally left the EU on January 1, 2021. While the UK has entered into continuity agreements with Central American and CARIFOROM trade partners and has officially published regulations governing the new UK Generalized System of Preferences program, the competitiveness or our supply chain in the UK and the EU could be negatively impacted if the UK fails to effectively implement these agreements and programs on a permanent basis. China extends duty-free and quota-free trade benefits to apparel under the Asia-Pacific Trade Agreement and under a special preferential tariff program for least developed countries, including to chief-weight cotton apparel from Bangladesh. Changes to the agreement or preference program could have a negative impact on our operations. In 2021, the United Nations General Assembly passed a resolution to “graduate” Bangladesh from the least developed country category to the developing country category. The resolution established a five-year grace period. This change in Bangladesh’s status could lead to a reduction or loss of trade preferences for its imports into Canada, the EU, the United Kingdom, Japan, Australia, and other countries. Bangladesh’s reduction or loss of trade preferences and benefits may negatively affect our competitive position in some of the countries in which we sell our products. Many Chinese imports into the United States are subject to additional trade remedy duties under section 301 of the Trade Act of 1974. The items on Lists 3, 4A, and 4B under this action include textiles and apparel. Currently, goods on List 4A, which include many apparel articles, are subject to 7.5 percent additional duty. However, China has reportedly failed to meet its commitments under the January 15, 2020 “Phase 1” agreement with the United States, which could result in tariffs for goods on List 4A increased from 7.5% to 15%. Goods on List 4B, which include the majority of apparel articles, are currently not subject to additional duties, however the United States may decide to impose tariffs on these goods as well or take other measures against Chinese goods. These changes, or the imposition of any further duties on Chinese goods, could negatively impact our operations. The United States has determined that the mass detention and treatment of Uyghurs and other ethnic minorities in the Xinjiang Uyghur Autonomous Region (XUAR) of China includes and gives rise to forced labour. On December 23, 2021, MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 42

United States President Biden signed into law the Uyghur Forced Labor Prevention Act, which established a presumption that any goods produced or manufactured in whole or in part in XUAR were made with forced labour and are inadmissible into the United States unless importers present clear and convincing evidence that goods originating from XUAR in whole or in part were not made with forced labour. Under the law, which comes into effect on June 21, 2022, U.S. Customs and Border Protection (CBP) is tasked with developing an enforcement strategy, which has yet to be disclosed. This broad new legal authority follows earlier developments to expand enforcement against the importation of goods made with forced labour. On January 12, 2021, the U.S. announced the imposition of a withhold release order (WRO) on cotton and products containing cotton from the XUAR. Under this WRO, CBP is instructed to detain cotton products including apparel, textiles and other products containing cotton grown or produced in the XUAR. Other countries, including Canada and the UK are also looking more closely at forced labour violations. While we do not source product from the XUAR region and have taken increased actions to ensure our entire supply chain is free of any forced labour, there is nonetheless a risk, given the presence of XUAR origin cotton in global supply chains, that our business could be affected by these restrictions, particularly as to products we source from third parties where we may not have complete visibility into their supply chain. The U.S. Generalized System of Preferences program expired on December 31, 2020. Although the program does not include duty-free preference for textile and apparel products, any renewal of the program incorporating duty-free access of textiles and apparel into the U.S. for beneficiary countries could adversely impact our competitiveness in the United States. The Regional Comprehensive Economic Partnership (RCEP) is a free trade agreement among Australia, Brunei, Cambodia, China, Indonesia, Japan, Laos, Malaysia, Myanmar, New Zealand, the Philippines, Singapore, South Korea, Thailand, and Vietnam. On January 1, 2022, the agreement entered into force among Australia, Brunei, Cambodia, China, Japan, Laos, New Zealand, Singapore, Thailand and Vietnam. As the RCEP is implemented and utilized, it may negatively affect our competitive position in some of the countries in which we sell our products. Japan's Generalized System of Preferences scheme currently allows duty-free entry of qualifying goods from Bangladesh. Any change to Japan’s GSP preference program could negatively impact our operations. Overall, changes to trade agreements or trade preference programs that we leverage in our key country markets, or new agreements that liberalize access for our competitors, could negatively impact our competitiveness in those markets. The likelihood of such changes, or of modification, suspension, or termination of the agreements and preference programs around which we have built our manufacturing supply chain, and the extent of the impact on our business, cannot be determined with certainty. In addition, the Company is subject to customs audits as well as valuation and origin verifications in the various countries in which it operates. Although we believe that our customs compliance programs are effective at ensuring the eligibility of all goods manufactured for the preferential treatment claimed upon importation, we cannot predict the outcome of any governmental audit or inquiry. The Company operates two U.S. foreign trade zones (FTZs) at two of its distribution warehouses in North Carolina and South Carolina. FTZs enhance efficiencies in the customs entry process and allow for the non-application of duty on certain goods distributed internationally. FTZs are highly regulated operations and while the Company believes it has adequate systems and controls in place to manage the regulatory requirements associated with its FTZ, we cannot predict the outcome of any governmental audit or examination of its FTZ. In recent years, governmental bodies have responded to the increased threat of terrorist activity by requiring greater levels of inspection of imported goods and imposing security requirements on importers, carriers, and others in the global supply chain. These added requirements can sometimes cause delays and increase costs in bringing imported goods to market. We believe we have effectively addressed these requirements in order to maximize velocity in our supply chain, but changes in security requirements or tightening of security procedures, for example, in the aftermath of a terrorist incident, could cause delays in our goods reaching the markets in which we distribute our products. Textile and apparel articles are generally not subject to specific export restrictions or licensing requirements in the countries where we manufacture and distribute goods. However, the creation of export licensing requirements, imposition of restrictions on export quantities, or specification of minimum export prices could negatively impact our business. In addition, unilateral and multilateral sanctions on dealings with certain countries and persons are unpredictable, and they continue to evolve in response to economic and political events, and could impact our trading relationships with vendors or customers. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 43

Factors or circumstances that could increase our effective income tax rate The Company benefits from a low overall effective corporate tax rate as the majority of its profits are earned and the majority of its sales, marketing, and manufacturing operations are carried out in low tax rate jurisdictions in Central America and the Caribbean. The Company’s income tax filing positions and income tax provisions are based on interpretations of applicable tax laws in the jurisdictions in which it operates, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. Although the Company believes its tax filing positions are sustainable, we cannot predict with certainty the outcome of any audit undertaken by taxation authorities in any jurisdictions in which we operate, and the final result may vary compared to the estimates and assumptions used by management in determining the Company’s consolidated income tax provision and in valuing its income tax assets and liabilities. Depending on the ultimate outcome of any such audit, there may be a negative impact on the Company’s financial condition, results of operations, and cash flows. In addition, if the Company were to receive a tax reassessment by a taxation authority prior to the ultimate resolution of an audit, the Company could be required to submit an advance deposit on the amount reassessed. The Company's overall effective income tax rate may also be adversely affected by the following: changes to current domestic laws in the countries in which the Company operates; changes to or terminations of the income tax treaties the Company currently relies on; an increase in income and withholding tax rates; changes to free trade and export processing zone rules in certain countries where the Company is currently not subject to income tax; changes in domestic laws and income tax treaties that may result from the Organization for Economic Co-operation and Development (OECD) initiatives against base erosion and profit shifting (BEPS), including the implementation of a global minimum tax; changes to guidance regarding the interpretation and application of domestic laws, free trade and export processing zones, and income tax treaties; increases in the proportion of the Company's overall profits being earned in higher tax rate jurisdictions due to changes in the locations of the Company's operations; or other factors. The OECD’s BEPS initiative aims to provide a solution to the tax challenges arising from the digitalization of the economy by making changes to the profit allocation and nexus rules applicable to business profits and by implementing, among other initiatives, a minimum tax rate of 15% by jurisdiction intended to be effective from 2023, to ensure that all business profits are subject to at least an agreed minimum level of tax. The global minimum tax agreement was endorsed by nearly all OECD member states. The implementation of a global minimum 15% tax rate by jurisdiction, which remains subject to legislative enactment, would, if and when effective, significantly increase the Company’s effective income tax rate and would result in a material increase to our tax provisions and annual income tax expense, which may adversely affect our results of operations and cash flows. We have not recognized a deferred income tax liability for the undistributed profits of our subsidiaries, as we currently have no intention to repatriate these profits. If our expectations or intentions change in the future, we could be required to recognize a charge to earnings for the tax liability relating to the undistributed profits of our subsidiaries, which would also result in a corresponding cash outflow in the years in which the earnings would be repatriated. As at January 2, 2022, the estimated income tax liability that would result in the event of a full repatriation of these undistributed profits is approximately $61 million. Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company’s overall effective income tax rate is impacted by its assessment of uncertain tax positions and whether additional taxes and interest may be due. The Company’s assessment of uncertain tax positions may be negatively affected as a result of new information, a change in management’s assessment of the technical merits of its positions, changes to tax laws, administrative guidance, and the conclusion of tax audits. Compliance with environmental and health and safety regulations We are subject to various federal, state, and local environmental and occupational health and safety laws and regulations in the jurisdictions in which we operate, concerning, among other things, environmental licenses, wastewater discharges, air emissions, storm water flows, waste disposal, and fire permits. Our manufacturing plants generate some quantities of waste, which are recycled, repurposed, or disposed of by licensed waste management companies, in cases of hazardous waste. Through our Global Environment & Energy Policy, Restricted Substances Code of Practice and Environmental Management System, we seek not only to comply with all applicable laws and regulations, but also to reduce our environmental footprint through an efficient use of our resources, landfill reduction and the prioritization of reusing and recycling. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 44

In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. There can be no assurance that future changes in federal, state, local, or other regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures, fines/penalties, or result in a disruption to our supply chain, any of which could have an adverse effect on our business. Global climate change could have an adverse impact on our business In recent years we have seen certain effects related to climate change largely driven by extreme weather events (e.g., hurricanes, flooding, fires, severe storms, water scarcity etc.), which may have financial implications for the business. Our operations in Central America, the Caribbean, North America, and Asia have been subjected to an increase in severe weather events. For example, in November 2020, our Central American operations were impacted by back-to-back hurricanes, necessitating temporary shutdown of these facilities. While the Company is making additional investments to improve the resiliency of its manufacturing facilities to extreme weather events, nonetheless, such future events could slow and/or halt production due to physical damage to our assets; result in increased employee absenteeism and reduced worker productivity in order to address incremental safety measures during extreme weather conditions; and/or result in supply chain disruptions limiting transportation of supplies or delivery of goods. Additionally, longer-term, chronic shifts in weather patterns may result in rising sea levels, or declining freshwater availability and quality, which could restrict the capacity and cost effectiveness of our operations and impact the cost and availability of key raw materials such as cotton. In recent years, stakeholders have increased their expectations of companies regarding climate change which has led to increased public support and scrutiny towards climate change actions, increased receptivity, and requirements towards low-carbon solutions. Response from governments around the world include favoring the adoption of emission reduction targets and legislation, which includes supporting climate specific legislation. As a result, Gildan could be affected by climate-related transitional risks, which include business related risks following societal and economic shifts towards a low carbon economy. Climate-related transition risks that we could be exposed to (but are not limited to) include the following: the impact of changes in government policies. laws and regulations; changes in market conditions; consumer preferences and attitudes affecting their spending behavior; increased reputational risk for failing to meet evolving stakeholder and consumer expectations; and, impacts related to adopting new technologies. Gildan has established an ESG strategy which in part is aimed at meeting stakeholder expectations and mitigating the various climate change risks. This strategy includes setting and pursuing targets as further described in section 3.2.3 of this MD&A entitled “Environmental, Social and Governance (ESG) Program.” Our ability to lower GHG emissions on both an absolute basis and in respect of our 2030 reduction targets is subject to numerous risks and uncertainties, including our ability to identify, develop and implement new technologies and processes at a reasonable long-term cost that aligns with our low-cost production model; securing key management expertise specific to required technologies; and our ability to continue to finance these investments over the long-term. Additionally, there can be no assurance that we will achieve our targets on a timely basis or at all, or that achieving our targets will meet the expectations of our stakeholders or satisfy evolving government legislation. Also, our actions taken to implement these objectives may expose us to certain additional heightened financial and operational risks, including potentially limiting capacity expansion plans, business acquisition opportunities and other growth initiatives. Additionally, costs related to implementing our ESG strategy as it relates to climate change and environmental initiatives may be higher than anticipated, and we may not be able to pass on higher costs to our customers. Increasingly, investors and other stakeholders are monitoring and assessing companies on climate-related performance. Failure to achieve our GHG targets, or a perception among investors that our targets lack ambition and/or are deemed to be insufficient, could adversely affect the Company’s reputation and ability to attract capital. The Company’s ability to access capital may also be negatively affected in the event that financial institutions, investors, rating agencies and/or lenders adopt more restrictive decarbonization policies that the Company does not meet. Overall, the physical and transitional risks relating to the effects of climate change on our business both in the short and long term are complex and highly uncertain. There can be no assurance that we will be successful in mitigating these risks, and if we are not successful in this regard, such outcome could heighten other business risks described in this MD&A and have an adverse effect on our future sales, competitive position and market share, financial position, profitability, cost structure, capital expenditure requirements, capacity, growth plans, distribution network, supply chain, sources of financing, reputation, and our ability to achieve our strategic financial and ESG objectives. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 45

Compliance with product safety regulations We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, the Federal Hazardous Substances Act, the Flammable Fabrics Act, the Toxic Substances Control Act, and associated rules and regulations. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children’s products, and for phthalate content in childcare articles, including plasticized components of children’s sleepwear. We are also subject to similar laws and regulations, and to additional warning and reporting requirements, in specific U.S. states in which we sell our products. In Canada, we are subject to similar laws and regulations, including the Hazardous Products Act and the Canada Consumer Product Safety Act. In the European Union, we are also subject to the General Product Safety Directive and the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH), which places responsibility on all manufacturers to identify and manage the risks that chemical substances may pose to human health and to the environment. We are also subject to similar laws and regulations in the other jurisdictions in which we sell our products. Compliance with existing and future product safety laws and regulations and enforcement policies may require that we incur capital and other costs, which may be significant. Non-compliance with applicable product safety laws and regulations may result in substantial fines and penalties, costs related to the recall, replacement and disposal of non- compliant products, as well as negative publicity which could harm our reputation and result in a loss of sales. Our customers may also require us to meet existing and additional consumer safety requirements, which may result in our inability to provide the products in the manner required. Although we believe that we comply in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability and risk of business interruption, if any, due to failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined. We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations We employ approximately 48,000 employees worldwide. As a result, changes in domestic and foreign laws governing our relationships with our employees, including wage and human resources laws and regulations, fair labour standards, overtime pay, unemployment tax rates, workers’ compensation rates, and payroll taxes, would likely have a direct impact on our operating costs. The majority of our employees are employed outside Canada and the United States. A significant increase in wage rates or the cost of benefit programs in the countries in which we operate could have a negative impact on our operating costs. The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. Many of our employees are members of labour organizations, and the Company is party to a number of collective bargaining agreements, primarily relating to its sewing operations in Nicaragua and Honduras. If labour relations were to change or deteriorate at any of our facilities or any of our third-party contractors’ facilities, this could negatively affect the productivity and cost structure of the Company’s manufacturing operations. We may experience negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour, and other business practices We are committed to ensuring that all of our operations and contractor operations comply with our strict internal Code of Conduct, local and international laws, and the codes and principles to which we subscribe, including those of the Fair Labor Association (FLA) and the Worldwide Responsible Accredited Production (WRAP). While the majority of our manufacturing operations are conducted through Company-owned facilities, we also utilize third-party contractors, which we do not control, to complement our vertically integrated production. If one of our own manufacturing operations or one of our third-party contractors or sub-contractors violates or is accused of violating local or international labour laws or other applicable regulations, or engages in labour or other business practices that would be viewed, in any market in which our products are sold, as unethical, we could experience negative publicity which could harm our reputation or the social acceptability of our products, which could impact our ability to retain existing customers or attract new ones and result in a loss of sales, which, in turn, could have a material adverse effect on our financial condition, results of operations, business or cash flows. We may be negatively impacted by changes in third-party licensing arrangements and licensed brands A number of products are designed, manufactured, sourced, and sold under trademarks that we license from third parties, under contractual licensing relationships that are subject to periodic renewal. Because we do not control the brands licensed to us, our licensors could make changes to their brands or business models that could result in a significant MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 46

downturn in a brand’s business, negatively affecting our sales and results of operations. If any licensor fails to adequately maintain or protect their trademarks, engages in behaviour with respect to the licensed marks that would cause us reputational harm, or if any of the brands licensed to us violates the trademark rights of a third-party or are deemed to be invalid or unenforceable, we could experience a significant downturn in that brand’s business, negatively affecting our sales and results of operations, and we may be required to expend significant amounts on public relations, advertising, legal, and other related costs. In addition, if any of these licensors choose to cease licensing these brands to us in the future, our sales and results of operations would be negatively affected. Our ability to protect our intellectual property rights Our trademarks are important to our marketing efforts and have substantial value. We aggressively protect these trademarks from infringement and dilution through appropriate measures including court actions and administrative proceedings; however, the actions we have taken and expect to continue to take to establish and protect our trademarks and other intellectual property may not be adequate. We cannot be certain that others will not imitate our products or infringe our intellectual property rights. Infringement or counterfeiting of our products could diminish the value of our brands or otherwise negatively affect our business. In addition, unilateral actions in the United States or other countries, such as changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights. From time to time, we are involved in opposition and cancellation proceedings with respect to our intellectual property, which could affect its validity, enforceability, and use. The value of our intellectual property could diminish if others assert rights in, or ownership of, or oppose our applications to register our trademarks and other intellectual property rights. In some cases, there may be trademark owners who have prior rights to our trademarks or to similar trademarks, which could harm our ability to sell products under or register such trademarks. In addition, we have registered trademarks in certain foreign jurisdictions and the laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States or Canada. We do not own trademark rights to all of our brands in all jurisdictions, which may limit the future sales growth of certain branded products in such jurisdictions. Furthermore, actions we have taken to protect our intellectual property rights may not be adequate to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others. In some cases, litigation may be necessary to protect our trademarks and other intellectual property rights, to enforce our rights or defend against claims by third parties alleging that we infringe, dilute, misappropriate, or otherwise violate third- party trademark or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, and whether successful or not, could result in substantial costs and diversion of our resources, which could have a negative effect on our business, financial condition, results of operation and cash flows. Any intellectual property litigation claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, and/or require us to rebrand our products and services, any of which could negatively affect our business, results of operations, financial condition, and cash flows. We rely significantly on our information systems for our business operations We place significant reliance on our information systems. Our information systems consist of a full range of supply chain and financial systems. The systems include applications related to product development, planning, manufacturing, distribution, sales, human resources, analytics, and financial reporting. We depend on our information systems to operate our business and make key decisions. These activities include forecasting demand, purchasing raw materials and supplies, designing products, scheduling and managing production, selling to our customers, responding to customer, supplier and other inquiries, managing inventories, shipping goods on a timely basis, managing our employees, and summarizing results. There can be no assurance that we will not experience operational problems with our information systems as a result of system failures, viruses, information security incidents, cyber security incidents, disasters or other causes, or in connection with upgrades to our systems or implementation of new systems. In addition, there can be no assurance that we will be able to timely modify or adapt our systems to meet evolving requirements for our business. Any material disruption or slowdown of our systems could cause operational delays and other impacts that could negatively affect our business and results of operations. We may be negatively impacted by data security breaches or data privacy violations Our business involves the regular collection and use of sensitive and confidential information regarding employees, customers, business partners, vendors, and other third parties. These activities are highly regulated, and privacy and information security laws are complex and constantly changing. Non-compliance with these laws and regulations can lead to legal liability and reputational risk. Furthermore, an information technology system failure or non-availability, cyber security incident, or breach of systems could disrupt our operations, cause the loss of, corruption of, or unauthorized MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 47

access to business information and data, compromise confidential information, or expose us to regulatory investigation, litigation, or contractual penalties. Divergent technology systems inherited through business acquisitions increase complexity and potential exposure. We use a risk-based approach to mitigating information security risk and data privacy risk. We continue to invest in and improve our data privacy practices, data security threat protection, detection and mitigation policies, procedures and controls, and awareness campaigns to enhance data protection. We seek to detect and investigate all incidents and to prevent their occurrence or recurrence. Senior leadership provides updates to the Corporate Governance and Social Responsibility Committee of any major data security or privacy issues on a quarterly basis, provides quarterly information security reports to the Audit and Finance Committee, provides strategic updates to the Board of Directors on an annual basis, and has a process in place to communicate time sensitive issues to the Board on an as-needed basis. We are unaware of any material data security or privacy issues over the past three years, and expenses incurred from data security breaches and privacy violations have been negligible over this period. However, given the highly evolving nature and sophistication of security threats and data privacy laws, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such incidents may not be fully insured or indemnified by other means. We depend on key management and our ability to attract and/or retain key personnel Our success depends upon the continued contributions of our key management, some of whom have unique talents and experience and would be difficult to replace in the short term. The loss or interruption of the services of a key executive could have a negative effect on our business during the transitional period that would be required to restructure the organization or for a successor to assume the responsibilities of the key management position. Our future success will also depend on our ability to attract, hire and retain key managers, sales people, and other personnel. Experienced and highly skilled employees are in high demand and competition for these employees can be intense, and our ability to attract, hire and retain them depends on our ability to provide competitive compensation. We may not be able to attract, hire or retain these employees, which could negatively affect our business. 17.0 Definition and reconciliation of non-GAAP financial measures We use non-GAAP financial measures, as well as non-GAAP ratios to assess our operating performance and financial condition. The terms and definitions of the non-GAAP financial measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP financial measures are presented on a consistent basis for all periods presented in this MD&A. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-GAAP financial measures and related ratios In this MD&A we use non-GAAP financial measures including adjusted net earnings, adjusted operating income, adjusted gross profit, adjusted EBITDA, as well as non-GAAP ratios including adjusted diluted EPS, adjusted operating margin, adjusted gross margin and return on net assets (RONA). These financial metrics are used to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial performance and financial condition. Excluding these items does not imply they are necessarily non-recurring. We also use non-GAAP financial measures including free cash flow, total debt, net debt, net debt leverage ratio and working capital. Certain adjustments to non-GAAP measures As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below: Restructuring and acquisition-related costs Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. Restructuring and acquisition-related costs were $4 million and $8 million for the three and twelve months ended January 2, 2022 (2020 - $4 million and $48 million). Subsection 5.5.5 entitled “Restructuring and acquisition-related costs” in this MD&A contains a detailed discussion of these costs. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 48

Impairment of goodwill and intangible assets or impairment reversal of intangible assets, net of write-downs During the first quarter of fiscal 2020 we recorded an impairment charge for our Hosiery cash-generating unit (CGU) of $94 million, relating to goodwill and intangible assets acquired during previous sock and hosiery business acquisitions. During the fourth quarter of fiscal 2021 we reported a $32 million credit to income, as a result of an impairment reversal of $56 million and a $24 million write-off of certain intangible assets relating to the Company's Hosiery CGU. This is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. Net insurance losses (gains) Net insurance gains of $46 million (2020 - $10 million) for the fiscal year ended January 2, 2022, related to the two hurricanes which impacted the Company’s operations in Central America in November 2020. The net insurance gains reflected costs of $55 million (2020 - $101 million) (mainly attributable to equipment repairs, salary and benefits continuation for idle employees, and other costs and charges), which were more than offset by related accrued insurance recoveries of $101 million (2020 - $111 million) during fiscal 2021. The insurance gains primarily relate to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment, as well as the recognition of insurance recoveries for business interruption, when applicable. Net insurance gains is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. Discontinuance of personal protective equipment (PPE) stock keeping units (SKUs) During fiscal 2020, in collaboration with various government and customer efforts to help address shortages due to the COVID-19 pandemic, the Company temporarily leveraged its manufacturing capabilities to produce PPE products. A charge of $6 million for the three and twelve months ended January 3, 2021 (included in cost of sales) reflects the discontinuance of these PPE SKUs given that they are not in the Company’s normal product line and that these shortages have now been addressed. Discontinuance of PPE SKUs is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. Impact of strategic product line initiatives In the fourth quarter of fiscal 2019, the Company launched a strategic initiative to significantly reduce its imprintables product line SKU count. In the fourth quarter of fiscal 2020 the Company expanded this strategic initiative to include a significant reduction in its retail product line SKU count. The objectives of this strategic initiative include exiting all ship to- the-piece activities, discontinuing overlapping and less productive styles and SKUs between brands, simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this initiative has included inventory write-downs to reduce the carrying value of discontinued SKUs to liquidation values, sales return allowances for product returns related to discontinued SKUs, and in Q4 2021, the write-down of production equipment and other assets relating to discontinued SKUs. The impact of strategic product line initiatives is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. The charges related to this initiative in fiscal 2019, 2020 and 2021, were as follows: • Fiscal 2019 includes $48 million of inventory write-downs included in cost of sales and the $7 million gross profit impact of a sales return allowance for anticipated product returns, related to imprintables discontinued SKUs which reduced net sales by $19 million and cost of sales by $12 million. • Fiscal 2020 includes a charge of $26 million of inventory write-downs included in cost of sales related to retail discontinued SKUs. Fiscal 2020 also includes $29 million of inventory write-downs included in cost of sales and the $5 million gross profit impact of a sales return allowance for anticipated product returns related to imprintables discontinued SKUs which reduced net sales by $11 million and cost of sales by $6 million. • Fiscal 2021 includes $9 million of charges included in cost of sales, consisting of $4 million in inventory write- downs related primarily to the Company's plan to discontinue its legwear and intimates product line, and the write-down of production equipment and other assets relating to discontinued SKUs of $5 million in the fourth quarter of 2021. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 49

GILDAN
MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted net earnings also exclude impairment of goodwill and intangible assets (and reversal of impairments on intangible assets), net insurance gains, the discontinuance of PPE SKUs, the impact of the Company's strategic product line initiatives, and income tax expense or recovery relating to these items. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are necessarily non-recurring. This measure does not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to a similar measure presented by other companies.

	Three months ended		Twelve months ended		
(in $ millions, except per share amounts)	**January 2, 2022**	January 3, 2021	**January 2, 2022**	January 3, 2021	December 29, 2019
Net earnings (loss)	**173.9**	67.4	**607.2**	(225.3)	259.8
Adjustments for:					
Restructuring and acquisition-related costs	**4.2**	4.3	**8.2**	48.2	47.3
(Impairment reversal of intangible assets, net of write-downs) Impairment of goodwill and intangible assets	**(31.5)**	—	**(31.5)**	94.0	—
Impact of strategic product line initiatives	**7.6**	26.0	**8.8**	60.0	55.0
Discontinuance of PPE SKUs	**—**	6.2	**—**	6.2	—
Net insurance losses (gains)	**2.9**	(9.6)	**(46.0)**	(9.6)	—
Income tax expense (recovery) relating to the above-noted adjustments	**—**	0.9	**—**	(4.6)	(3.3)
Income tax recovery related to the revaluation of deferred income tax assets and liabilities(1)	**(8.6)**	(5.2)	**(8.6)**	(5.2)	(19.2)
Adjusted net earnings (loss)	**148.5**	90.0	**538.1**	(36.3)	339.6
Diluted EPS	**0.89**	0.34	**3.07**	(1.14)	1.27
Adjusted diluted EPS(2)	**0.76**	0.45	**2.72**	(0.18)	1.66

(1) Includes an income tax recovery of $8.6 million (2020 - $5.2 million, 2019 - $19.2 million) pursuant to the recognition of previously de-recognized (in fiscal 2018 and fiscal 2017 pursuant to the organizational realignment plan) deferred income tax assets as a result of a re-assessment of the probability of realization of such deferred income tax assets.

(2) This is a non-GAAP ratio. It is calculated as adjusted net earnings (loss) divided by the diluted weighted average number of common shares outstanding.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2021 REPORT TO SHAREHOLDERS 50

GILDAN
MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted gross profit and adjusted gross margin

Adjusted gross profit is calculated as gross profit excluding the impact of net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiatives. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. This measure does not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to a similar measure presented by other companies.

	Three months ended		**Twelve months ended**		
(in $ millions, or otherwise indicated)	**January 2, 2022**	January 3, 2021	**January 2, 2022**	January 3, 2021	December 29, 2019
Gross profit	**229.3**	155.5	**940.2**	249.1	704.5
Adjustments for:					
Impact of strategic product line initiatives	**7.6**	26.0	**8.8**	60.0	55.0
Discontinuance of PPE SKUs	**—**	6.2	**—**	6.2	—
Net insurance losses (gains)	**2.9**	(9.6)	**(46.0)**	(9.6)	—
Adjusted gross profit	**239.8**	178.1	**903.0**	305.7	759.5
Net sales	**784.3**	690.2	**2,922.6**	1,981.3	2,823.9
Sales return allowance for anticipated product returns	**—**	—	**—**	11.2	19.0
Net sales excluding the allowance for anticipated product returns related to discontinued SKUs	**784.3**	690.2	**2,922.6**	1,992.5	2,842.9
Gross margin	**29.2%**	22.5%	**32.2%**	12.6%	24.9%
Adjusted gross margin(1)	**30.6%**	25.8%	**30.9%**	15.3%	26.7%

(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Adjusted operating income and adjusted operating margin

Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment of goodwill and intangible assets, net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiatives. Adjusted operating margin is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are necessarily non-recurring. This measure does not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to a similar measure presented by other companies.

GILDAN 2021 REPORT TO SHAREHOLDERS 51

GILDAN

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended		Twelve months ended		
(in $ millions, or otherwise indicated)	**January 2, 2022**	January 3, 2021	**January 2, 2022**	January 3, 2021	December 29, 2019
Operating income (loss)	**177.1**	78.8	**651.9**	(180.8)	289.0
Adjustments for:					
Restructuring and acquisition-related costs	**4.2**	4.3	**8.2**	48.2	47.3
(Impairment reversal of intangible assets, net of write-downs) Impairment of goodwill and intangible assets	**(31.5)**	—	**(31.5)**	94.0	—
Impact of strategic product line initiative	**7.6**	26.0	**8.8**	60.0	55.0
Discontinuance of PPE SKUs	**—**	6.2	**—**	6.2	—
Net insurance losses (gains)	**2.9**	(9.6)	**(46.0)**	(9.6)	—
Adjusted operating income	**160.3**	105.7	**591.4**	18.0	391.3
Operating margin	**22.6 %**	11.4 %	**22.3 %**	(9.1)%	10.2 %
Adjusted operating margin[(1)]	**20.4 %**	15.3 %	**20.2 %**	0.9 %	13.8 %

(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Adjusted EBITDA

Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets and reversal of impairments on intangible assets, net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiative. Management uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company's ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring. This measure does not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to a similar measure presented by other companies.

	Three months ended		Twelve months ended		
(in $ millions)	**January 2, 2022**	January 3, 2021	**January 2, 2022**	January 3, 2021	December 29, 2019
Net earnings (loss)	**173.9**	67.4	**607.2**	(225.3)	259.8
Restructuring and acquisition-related costs	**4.2**	4.3	**8.2**	48.2	47.3
(Impairment reversal of intangible assets, net of write-downs) Impairment of goodwill and intangible assets	**(31.5)**	—	**(31.5)**	94.0	—
Impact of strategic product line initiative	**7.6**	26.0	**8.8**	60.0	55.0
Discontinuance of PPE SKUs	**—**	6.2	**—**	6.2	—
Net insurance losses (gains)	**2.9**	(9.6)	**(46.0)**	(9.6)	—
Depreciation and amortization	**29.6**	39.6	**135.4**	147.2	156.8
Financial expenses, net	**4.7**	13.1	**27.3**	48.5	39.2
Income tax (recovery) expense	**(1.5)**	(1.7)	**17.4**	(4.1)	(10.0)
Adjusted EBITDA	**189.9**	145.3	**726.8**	165.1	548.1

Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2021 REPORT TO SHAREHOLDERS 52

Free cash flow Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is a commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to a similar measure presented by other companies. (in $ millions) 2021 2020 2019 Cash flows from operating activities 617.5 415.0 361.0 Cash flows used in investing activities (187.8) (57.5) (135.8) Adjustment for: Business acquisitions 164.0 — 1.3 Free cash flow 593.7 357.5 226.5 Certain minor rounding variances exist between the consolidated financial statements and this summary. Total debt and net debt Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators of the financial leverage of the Company. The Company believes that certain investors and analysts use the total debt and net debt to measure the financial leverage of the Company. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to a similar measure presented by other companies. January 2, 2022 January 3, 2021 December 29, 2019(in $ millions) Long-term debt 600.0 1,000.0 845.0 Bank indebtedness — — — Lease obligations 109.1 82.5 81.5 Total debt 709.1 1,082.5 926.5 Cash and cash equivalents (179.2) (505.3) (64.1) Net debt 529.9 577.2 862.4 Certain minor rounding variances exist between the consolidated financial statements and this summary. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 53

GILDAN

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net debt leverage ratio

The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company uses and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company. This measure does not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to a similar measure presented by other companies.

(in $ millions, or otherwise indicated)	**January 2, 2022**	January 3, 2021	December 29, 2019
Adjusted EBITDA for the trailing twelve months	**726.8**	165.1	548.1
Adjustment for:			
Business acquisitions	**22.8**	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	**749.6**	165.1	548.1
Net debt	**529.9**	577.2	862.4
Net debt leverage ratio(1)	**0.7**	3.5	1.6

(1) The Company's total net debt to EBITDA ratio for purposes of its loan and note agreements was 0.8 at January 2, 2022. Refer to section 8.2 of this MD&A.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Return on net assets

Return on net assets (RONA) is defined as the ratio of return to average net assets for the last five quarters. Return is defined as adjusted net earnings, excluding net financial expenses and the amortization of intangible assets (excluding software), net of income tax recoveries related thereto. Average is computed as the sum of the five quarters divided by five. Average net assets are defined as the sum of average total assets, excluding average cash and cash equivalents, average net deferred income taxes, and the average accumulated amortization of intangible assets excluding software, less average total current liabilities excluding the current portion of lease obligations. Average net assets and return are non-GAAP measures used as components of RONA. The Company uses RONA as a performance indicator to measure the efficiency of its invested capital. Management believes RONA is useful to investors as a measure of performance and the effectiveness of our use of capital. RONA is not a measure of financial performance under IFRS and may not be defined and calculated by other companies in the same manner.

(in $ millions)	**January 2, 2022**	January 3, 2021	December 29, 2019
Average total assets	**3,050.5**	3,226.9	3,254.1
Average cash and cash equivalents	**(384.1)**	(354.7)	(59.6)
Average net deferred income taxes	**(15.6)**	(13.1)	(2.0)
Average accumulated amortization of intangible assets, excluding software	**254.8**	233.2	159.4
Average total current liabilities, excluding the current portion of lease obligations	**(397.3)**	(364.5)	(364.0)
Average net assets	**2,508.3**	2,727.8	2,987.9

(in $ millions, or otherwise indicated)	**2021**	2020	2019
Adjusted net earnings (loss)	**538.1**	(36.3)	339.6
Financial expenses, net (nil income taxes in both years)	**27.3**	48.5	39.2
Amortization of intangible assets, excluding software, net (nil income taxes in both years)	**12.8**	14.3	17.3
Return	**578.2**	26.5	396.1
RONA	**23.1 %**	1.0 %	13.3 %

Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2021 REPORT TO SHAREHOLDERS 54

Working capital Working capital is a non-GAAP financial measure and is defined as current assets less current liabilities. Management believes that working capital, in addition to other conventional financial measures prepared in accordance with IFRS provides information that is helpful to understand the financial condition of the Company. The objective of using working capital is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the liquidity and financial position of the Company. This measure is not necessarily comparable to similarly titled measures used by other public companies. January 2, 2022 January 3, 2021 December 29, 2019(in $ millions) Cash and cash equivalents 179.2 505.3 64.1 Trade accounts receivable 330.0 196.5 320.9 Income taxes receivable — 4.6 — Inventories 774.4 728.0 1,052.1 Prepaid expenses, deposits and other current assets 163.7 110.1 77.1 Accounts payable and accrued liabilities (440.4) (343.7) (406.6) Current portion of lease obligations (15.3) (15.9) (14.5) Income taxes payable (7.9) — (1.3) Working capital 983.7 1,184.9 1,091.8 Certain minor rounding variances exist between the consolidated financial statements and this summary. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2021 REPORT TO SHAREHOLDERS 55

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s annual report on internal control over financial reporting” included in Management’s Discussion and Analysis for the fiscal year ended January 2, 2022. Management is also responsible for the preparation and presentation of other financial information included in the 2021 Annual Report and its consistency with the consolidated financial statements. The Audit and Finance Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. The consolidated financial statements have been independently audited by KPMG LLP, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company. In addition, our auditors have issued a report on the Company’s internal controls over financial reporting as of January 2, 2022. KPMG LLP has direct access to the Audit and Finance Committee of the Board of Directors. (Signed: Glenn J. Chamandy) (Signed: Rhodri J. Harries) Glenn J. Chamandy Rhodri J. Harries President and Chief Executive Officer Executive Vice-President, Chief Financial and Administrative Officer February 22, 2022 CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 56

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Shareholders and Board of Directors of Gildan Activewear Inc.: Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated statements of financial position of Gildan Activewear Inc. (the "Company") as of January 2, 2022 and January 3, 2021, the related consolidated statements of earnings and comprehensive income, changes in equity, and cash flows for the years ended January 2, 2022 and January 3, 2021, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of January 2, 2022 and January 3, 2021, and its consolidated financial performance and its consolidated cash flows for the years ended January 2, 2022 and January 3, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company’s internal control over financial reporting as of January 2, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Assessment and Allocation of Inventory Costs As discussed in Note 8 to the consolidated financial statements, the inventories balance as of January 2, 2022 was $774.4 million, of which work in process and finished goods represented $591.3 million. As discussed in Note 3(e) to the consolidated financial statements, inventories are stated at the lower of cost, determined on a first-in first-out basis, and net realizable value. As the Company manages its day-to-day production costs and inventories using a standard costing system, variances arise between these standard costs and the actual manufacturing costs. Adjustments are therefore required at period end to measure inventories at their actual cost. This involves accumulating manufacturing variances at each stage of the Company’s vertically-integrated manufacturing process and identifying costs to be expensed immediately to cost of sales. Such costs include additional costs incurred as a result of operating below normal capacity and abnormal costs. The Company then applies a variance deferral factor, based primarily on the number of days of inventories on hand, to estimate the variances to be included in ending inventories. The determination of the variance deferral factor involves estimation. The combination of automated and non-automated systems and processes using data CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 57

obtained from different geographical locations results in complexity in accumulation of manufacturing costs and in the identification of costs to be expensed immediately. We identified the assessment of costs directly related to the conversion of raw materials to finished goods and the allocation of manufacturing variances to the carrying value of inventories as a critical audit matter. A higher degree of auditor judgment and audit effort was required in testing the costs included in the carrying value of inventories and evaluating the variance deferral factor used in allocating the manufacturing variances given the complexity of the process. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s inventory costing process, including controls related to: (1) identifying costs to be expensed immediately; and (2) establishing the variance deferral factor. We tested the eligibility of costs for recognition in inventories by: (1) assessing the nature of costs included in inventories by inspecting a sample of transactions recorded as manufacturing costs and tracing them to underlying documentation; (2) analyzing manufacturing variances to identify the existence of costs to be expensed immediately; and (3) assessing changes in production activity to identify costs to be expensed immediately. We assessed the variance deferral factor based on days of inventory on hand, which included testing certain of the inputs to the calculation. Evaluation of Net Realizable Value of Finished Goods Inventories As discussed in Note 8 to the consolidated financial statements, the inventories balance as of January 2, 2022 was $774.4 million, of which $537.8 million relate to finished goods inventories. As discussed in Notes 3(e) and 3(d) to the consolidated financial statements, inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price of finished goods in normal sales channels, or where applicable, liquidation channels, less estimated costs of completion and selling expenses. Discontinued, damaged, and excess finished goods inventories are carried at the net realizable value, as those inventories are sold below cost in liquidation channels. There is estimation uncertainty in relation to the identification of excess finished goods inventories which are based on certain criteria developed by the Company. During the year ended January 2, 2022, the Company recorded a net recovery of $1.3 million related to discontinued and closeout inventories carried at net realizable value. We identified the evaluation of net realizable value of finished goods inventories to be a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the determination of the excess finished goods inventories. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s inventory valuation process, including controls related to the determination of the excess finished goods inventories. We evaluated the criteria developed by the Company to identify excess finished goods inventories by assessing the consistent application of the criteria as compared to prior years and in relation to current market conditions and business plans. We also determined whether inventory that met these criteria has been identified by the Company as excess. We have served as the Company’s auditor since 1996. Montréal, Canada February 22, 2022 CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 58

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Shareholders and Board of Directors of Gildan Activewear Inc. Opinion on Internal Control Over Financial Reporting We have audited Gildan Activewear Inc.’s (the "Company") internal control over financial reporting as of January 2, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 2, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated statements of financial position of the Company as of January 2, 2022 and January 3, 2021, the related consolidated statements of earnings and comprehensive income, changes in equity, and cash flows for the years ended January 2, 2022 and January 3, 2021, and the related notes (collectively, the "consolidated financial statements"), and our report dated February 22, 2022 expressed an unqualified opinion on those consolidated financial statements. The Company acquired Frontier Yarns on December 10, 2021, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of January 2, 2022, Frontier Yarns’ internal control over financial reporting associated with total assets of $249 million and total revenues of nil included in the consolidated financial statements of the Company as of and for the year ended January 2, 2022. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Frontier Yarns. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management’s annual report on internal control over financial reporting" included in Management’s Discussion and Analysis for the year ended January 2, 2022. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 59

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Montréal, Canada February 22, 2022 CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 60

GILDAN
CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars)

		January 2, 2022		January 3, 2021
Current assets:				
Cash and cash equivalents (note 6)	**$**	**179,246**	$	505,264
Trade accounts receivable (note 7)		**329,967**		196,480
Income taxes receivable		**—**		4,632
Inventories (note 8)		**774,358**		727,992
Prepaid expenses, deposits and other current assets		**163,662**		110,105
Total current assets		**1,447,233**		1,544,473
Non-current assets:				
Property, plant and equipment (note 9)		**985,073**		896,800
Right-of-use assets (note 10(a))		**92,447**		59,445
Intangible assets (note 11)		**306,630**		289,901
Goodwill (note 11)		**283,815**		206,636
Deferred income taxes (note 19)		**17,726**		17,689
Other non-current assets		**3,758**		6,004
Total non-current assets		**1,689,449**		1,476,475
Total assets	**$**	**3,136,682**	$	3,020,948
Current liabilities:				
Accounts payable and accrued liabilities	**$**	**440,401**	$	343,722
Income taxes payable		**7,912**		—
Current portion of lease obligations (note 10(b))		**15,290**		15,884
Total current liabilities		**463,603**		359,606
Non-current liabilities:				
Long-term debt (note 12)		**600,000**		1,000,000
Lease obligations (note 10(b))		**93,812**		66,580
Other non-current liabilities (note 13)		**59,862**		35,865
Total non-current liabilities		**753,674**		1,102,445
Total liabilities		**1,217,277**		1,462,051
Commitments, guarantees and contingent liabilities (note 24)				
Equity (note 14):				
Share capital		**191,732**		183,938
Contributed surplus		**58,128**		24,936
Retained earnings		**1,604,736**		1,359,061
Accumulated other comprehensive income (note 15)		**64,809**		(9,038)
Total equity attributable to shareholders of the Company		**1,919,405**		1,558,897
Total liabilities and equity	**$**	**3,136,682**	$	3,020,948

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(Signed: Glenn J. Chamandy)
Glenn J. Chamandy
Director

(Signed: Luc Jobin)
Luc Jobin
Director

GILDAN 2021 REPORT TO SHAREHOLDERS 61

GILDAN ACTIVEWEAR INC. CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME Fiscal years ended January 2, 2022 and January 3, 2021 (in thousands of U.S. dollars, except per share data) 2021 2020 Net sales (note 27) $ 2,922,570 $ 1,981,276 Cost of sales (note 17(c)) 1,982,361 1,732,217 Gross profit 940,209 249,059 Selling, general and administrative expenses (note 17(a)) 314,171 272,306 (Reversal of impairment) Impairment of trade accounts receivable (note 7) (2,617) 15,453 Restructuring and acquisition-related costs (note 18) 8,225 48,154 (Impairment reversal of intangible assets, net of write-downs) Impairment of goodwill and intangible assets (note 11) (31,459) 93,989 Operating income (loss) 651,889 (180,843) Financial expenses, net (note 15(c)) 27,331 48,530 Earnings (loss) before income taxes 624,558 (229,373) Income tax expense (recovery) (note 19) 17,375 (4,091) Net earnings (loss) 607,183 (225,282) Other comprehensive income (loss), net of related income taxes: Cash flow hedges (note 15(d)) 73,847 (8,503) Actuarial (loss) gain on employee benefit obligations (note 13(a)) (21,678) 12,142 52,169 3,639 Comprehensive income (loss) $ 659,352 $ (221,643) Earnings (loss) per share (note 20): Basic $ 3.08 $ (1.14) Diluted $ 3.07 $ (1.14) See accompanying notes to consolidated financial statements. CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 62

GILDAN

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Fiscal years ended January 2, 2022 and January 3, 2021
(in thousands or thousands of U.S. dollars)

	Share capital		Contributed	Accumulated other comprehensive	Retained	Total
	Number	Amount	surplus	income (loss)	earnings	equity
Balance, December 29, 2019	199,012	$ 174,218	$ 32,769	$ (535)	$ 1,628,042	$ 1,834,494
Share-based compensation	—	—	1,954	—	—	1,954
Shares issued under employee share purchase plan	73	1,381	—	—	—	1,381
Shares issued pursuant to exercise of stock options	87	2,504	(895)	—	—	1,609
Shares issued or distributed pursuant to vesting of restricted share units	194	6,657	(9,228)	—	—	(2,571)
Shares repurchased for cancellation (note 14(d))	(843)	(744)	—	—	(22,472)	(23,216)
Share repurchases for settlement of non-Treasury RSUs (note 14(e))	(116)	(78)	—	—	(2,480)	(2,558)
Dividends declared	—	—	336	—	(30,889)	(30,553)
Transactions with shareholders of the Company recognized directly in equity	(605)	9,720	(7,833)	—	(55,841)	(53,954)
Cash flow hedges (note 15(d))	—	—	—	(8,503)	—	(8,503)
Actuarial gain on employee benefit obligations (note 13(a))	—	—	—	—	12,142	12,142
Net loss	—	—	—	—	(225,282)	(225,282)
Comprehensive loss	—	—	—	(8,503)	(213,140)	(221,643)
Balance, January 3, 2021	198,407	$ 183,938	$ 24,936	$ (9,038)	$ 1,359,061	$ 1,558,897
Share-based compensation	—	—	37,526	—	—	37,526
Shares issued under employee share purchase plan	41	1,406	—	—	—	1,406
Shares issued pursuant to exercise of stock options	295	9,907	(1,753)	—	—	8,154
Shares issued or distributed pursuant to vesting of restricted share units	132	2,762	(5,599)	—	—	(2,837)
Shares repurchased for cancellation (note 14(d))	(6,475)	(6,182)	—	—	(244,257)	(250,439)
Share repurchases for settlement of non-Treasury RSUs (note 14(e))	(133)	(99)	—	—	(4,168)	(4,267)
Deferred compensation to be settled in non-Treasury RSUs	—	—	2,075	—	—	2,075
Dividends declared	—	—	943	—	(91,405)	(90,462)
Transactions with shareholders of the Company recognized directly in equity	(6,140)	7,794	33,192	—	(339,830)	(298,844)
Cash flow hedges (note 15(d))	—	—	—	73,847	—	73,847
Actuarial loss on employee benefit obligations (note 13(a))	—	—	—	—	(21,678)	(21,678)
Net earnings	—	—	—	—	607,183	607,183
Comprehensive income	—	—	—	73,847	585,505	659,352
Balance, January 2, 2022	**192,267**	**$ 191,732**	**$ 58,128**	**$ 64,809**	**$ 1,604,736**	**$ 1,919,405**

See accompanying notes to consolidated financial statements.

GILDAN 2021 REPORT TO SHAREHOLDERS 63

GILDAN ACTIVEWEAR INC. CONSOLIDATED STATEMENTS OF CASH FLOWS Fiscal years ended January 2, 2022 and January 3, 2021 (in thousands of U.S. dollars) 2021 2020 Cash flows from (used in) operating activities: Net earnings (loss) $ 607,183 $ (225,282) Adjustments for: Depreciation and amortization (note 21) 135,402 147,190 Non-cash restructuring charges related to property, plant and equipment, right-of-use assets, and computer software (note 18) 3,136 23,933 (Impairment reversal of intangible assets, net of write-downs) Impairment of goodwill and intangible assets (note 11) (31,459) 93,989 Insurance recovery gain, net of loss on disposal of property, plant and equipment(1) (43,660) (27,091) Share-based compensation 37,659 2,090 Other (note 22 (a)) 5,988 4,691 Changes in non-cash working capital balances (note 22 (c))(1) (96,739) 395,510 Cash flows from operating activities 617,510 415,030 Cash flows from (used in) investing activities: Purchase of property, plant and equipment (127,457) (50,670) Purchase of intangible assets (2,766) (7,670) Business acquisitions (note 5) (163,968) — Proceeds from insurance related to property, plant and equipment (PP&E) and other disposals of PP&E 106,358 830 Cash flows used in investing activities (187,833) (57,510) Cash flows from (used in) financing activities: Decrease in amounts drawn under revolving long-term bank credit facility — (245,000) (Payment of) Proceeds from term loan (400,000) 400,000 Payment of lease obligations (note 10(b)) (21,474) (15,418) Dividends paid (90,462) (30,553) Proceeds from the issuance of shares 9,427 2,854 Repurchase and cancellation of shares (note 14(d)) (245,140) (23,216) Share repurchases for settlement of non-Treasury RSUs (note 14(e)) (4,267) (2,558) Withholding taxes paid pursuant to the settlement of non-Treasury RSUs (2,837) (2,571) Cash flows (used in) from financing activities (754,753) 83,538 Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies (942) 80 Net (decrease) increase in cash and cash equivalents during the fiscal year (326,018) 441,138 Cash and cash equivalents, beginning of fiscal year 505,264 64,126 Cash and cash equivalents, end of fiscal year $ 179,246 $ 505,264 Cash paid (included in cash flows from operating activities): Interest $ 22,201 $ 35,648 Income taxes, net of refunds 5,744 9,318 (1) The Company restated comparative figures to conform to the current period's presentation. Supplemental disclosure of cash flow information (note 22) See accompanying notes to consolidated financial statements. CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Fiscal years ended January 2, 2022 and January 3, 2021 (Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated) 1. REPORTING ENTITY: Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, hosiery and underwear. The Company's fiscal year ends on the Sunday closest to December 31 of each year. The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These consolidated financial statements are as at and for the fiscal years ended January 2, 2022 and January 3, 2021 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL. 2. BASIS OF PREPARATION: (a) Statement of compliance: These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements for the fiscal year ended January 2, 2022 were authorized for issuance by the Board of Directors of the Company on February 22, 2022. (b) Basis of measurement: These consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated statements of financial position: • Derivative financial instruments which are measured at fair value; • Employee benefit obligations related to defined benefit plans which are measured at the present value of the defined benefit obligations, net of advance payments made to employees thereon; • Liabilities for cash-settled share-based payment arrangements which are measured at fair value, and equity- classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-based payment; • Discontinued, damaged, and excess finished inventories which are carried at the net realizable value; • Provisions for decommissioning, site restoration costs, and onerous contracts which are measured at the present value of the expenditures expected to be required to settle the obligation; and • Identifiable assets acquired and liabilities assumed in connection with a business combination which are initially measured at fair value. These consolidated financial statements are presented in U.S. dollars, which is the Company's functional currency. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 65

2. BASIS OF PREPARATION (continued): (c) Initial application of new or amended accounting standards: During the year ended January 2, 2022, the Company adopted the following new or amended accounting standards: Interest Rate Benchmark Reform On August 27 2020, the IASB published "Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)" to address issues relating to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements, and disclosure requirements when an existing interest rate benchmark is actually replaced. The amendment introduces a practical expedient for modifications required by the reform (modifications required as a direct consequence of the IBOR reform and made on an economically equivalent basis). These modifications are accounted for by updating the effective interest rate. All other modifications are accounted for using the current IFRS requirements. A similar practical expedient is available for lessee accounting under IFRS 16. Under the amendments, hedge accounting is not discontinued solely because of the IBOR reform. Hedging relationships (and related documentation) must be amended to reflect modifications to the hedged item, hedging instrument, and hedged risk. Amended hedging relationships should meet all qualifying criteria to apply hedge accounting, including effectiveness requirements. The amendments are effective for annual reporting periods beginning on or after January 1, 2021 and are to be applied retrospectively. The Company has begun discussions with its lenders to amend existing debt agreements to include LIBOR fallback provisions. To date, the adoption has not had an impact on the Company's consolidated financial statements as LIBOR is still being used as the interest rate benchmark in its existing debt agreements. In addition, the Company and its counterparties under interest rate swap agreements are expected to negotiate the substitution of reference rates in such agreements. It is too early to determine if any upcoming potential modifications will meet the requirements for the application of the practical expedient. During the year ended January 3, 2021, the Company adopted the following new accounting standards: Amendments to IFRS 3, Business combinations In October 2018, the IASB issued amendments to IFRS 3, Business combinations. The amendments clarify the definition of a business, with the objective of assisting entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and apply prospectively. Given the prospective application of the amendment, its adoption did not have an impact on the Company’s consolidated financial statements. Interest Rate Benchmark Reform - Phase 1 On September 26, 2019, the IASB published "Interest Rate Benchmark Reform - Phase 1 (Amendments to IFRS 9, IAS 39 and IFRS 7)" as a first reaction to the potential effects the IBOR reform could have on financial reporting. Interbank offered rates ("IBORs") are interest reference rates, such as LIBOR, EURIBOR and TIBOR, that represent the cost of obtaining unsecured funding, in a particular combination of currency and maturity, and in a particular interbank term lending market. The amendments from Phase 1 modified specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform. The Company had floating rate debt with a variable rate of interest linked to U.S. LIBOR as a benchmark for establishing the rate in the amount of $400 million outstanding as at January 2, 2022, a portion of which was hedged with $250 million of floating-to-fixed interest rate swaps that are designated as cash flow hedges as described in note 15(b). The Company early adopted the Phase 1 amendments effective September 30, 2019 (first day of the fourth quarter of fiscal 2019). The amounts included in other comprehensive income in relation to floating- to-fixed interest rate swaps that are designated as cash flow hedges and that are mostly affected by the IBOR reform were not significant at the date of adoption. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a) Basis of consolidation:

(i) Business combinations:

Business combinations are accounted for using the acquisition method. Accordingly, the consideration transferred for the acquisition of a business is the fair value of the assets transferred and any debt and equity interests issued by the Company on the date control of the acquired company is obtained. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Contingent consideration classified as an asset or a liability that is a financial instrument is subsequently remeasured at fair value, with any resulting gain or loss recognized and included in restructuring and acquisition-related costs in the consolidated statement of earnings and comprehensive income. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed as incurred and are included in restructuring and acquisition-related costs in the consolidated statement of earnings and comprehensive income. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in an acquired company either at fair value or at the non-controlling interest's proportionate share of the acquired company's net identifiable assets. The excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred and non-controlling interest recognized is less than the fair value of the net assets of the business acquired, a purchase gain is recognized immediately in the consolidated statement of earnings and comprehensive income and applied as a reduction of restructuring and acquisition-related costs.

(ii) Subsidiaries:

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are aligned with the policies adopted by the Company. Intragroup transactions, balances, and unrealized gains or losses on transactions between group companies are eliminated.

The Company's principal subsidiaries, their jurisdiction of incorporation, and the Company's percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of incorporation	Ownership percentage
Gildan Activewear SRL	Barbados	100 %
Gildan Yarns, LLC	Delaware	100 %
Gildan USA Inc.	Delaware	100 %
Gildan Honduras Properties, S. de R.L.	Honduras	100 %
Frontier Yarns, Inc.	North Carolina	100 %
Gildan Apparel (Canada) LP	Ontario	100 %
Gildan Activewear (UK) Limited	United Kingdom	100 %
Gildan Activewear EU SRL	Belgium	100 %
Gildan Textiles de Sula, S. de R.L.	Honduras	100 %
G.A.B. Limited	Bangladesh	100 %
Gildan Activewear Honduras Textile Company, S. de R.L.	Honduras	100 %
Gildan Activewear (Eden) Inc.	North Carolina	100 %
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100 %
Gildan Mayan Textiles, S. de R.L.	Honduras	100 %
Gildan Charleston Inc.	Delaware	100 %
Gildan Activewear Dominican Republic Textile Company Inc.	Barbados	100 %
Gildan Honduras Trading, S. de R. L.	Honduras	100 %
Gildan Choloma Textiles, S. de R. L.	Honduras	100 %

GILDAN 2021 REPORT TO SHAREHOLDERS 67

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (a) Basis of consolidation (continued): (ii) Subsidiaries (continued): The Company has no other subsidiaries representing individually more than 10% of the total consolidated assets and 10% of the consolidated net sales of the Company, or in the aggregate more than 20% of the total consolidated assets and the consolidated net sales of the Company as at and for the fiscal year ended January 2, 2022. (b) Foreign currency translation: Monetary assets and liabilities of the Company’s Canadian and foreign operations denominated in currencies other than the U.S. dollar are translated using exchange rates in effect at the reporting date. Non-monetary assets and liabilities denominated in currencies other than U.S. dollars are translated at the rates prevailing at the respective transaction dates. Income and expenses denominated in currencies other than U.S. dollars are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in net earnings and presented in the statement of earnings and comprehensive income within financial expenses. (c) Cash and cash equivalents: The Company considers all liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. (d) Trade accounts receivable: Trade accounts receivable consist of amounts due from our normal business activities. An allowance for expected credit losses is maintained to reflect an impairment risk for trade accounts receivable based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable based on customer risk categories. Expected credit losses are also provided for based on collection history and specific risks identified on a customer-by-customer basis. Trade accounts receivable are presented net of allowances for expected credit losses, sales discounts, and sales returns when the Company has a right to offset the amounts. The Company may continuously sell trade accounts receivables of certain designated customers to a third-party financial institution in exchange for a cash payment equal to the face value of the sold trade receivables less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade accounts receivables but does not retain any credit risk with respect to any trade accounts receivables that have been sold. All trade accounts receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position, as the sale of the trade accounts receivables qualify for de-recognition. The net cash proceeds received by the Company are included as cash flows from operating activities in the consolidated statements of cash flows. The difference between the carrying amount of the trade accounts receivables sold under the agreement and the cash received at the time of transfer is recorded in the statement of earnings and comprehensive income within financial expenses. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 68

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (e) Inventories: Inventories are stated at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and reflect the various stages of production that inventories have reached at period-end. Inventory costs include the purchase price and other costs directly related to the acquisition of raw materials and spare parts held for use in the manufacturing process, and the cost of purchased finished goods. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overhead to the cost of inventories is based on the normal capacity of the production facilities. Additional costs incurred as a result of operating below the normal capacity of the production facilities are excluded from the carrying value of inventories and charged directly to cost of sales. Normal capacity is the average production expected to be achieved during the fiscal year, under normal circumstances. The Company manages its day-to-day production costs and inventories using a standard inventory costing system whereby the cost of a product is determined using pre-established rates for materials, labour and production overhead expenses based on the manufacturing specifications of the product. At period end, the Company assesses whether the variances between the standard costs and the actual costs incurred relate to the conversion of materials to finished goods, or if they represent abnormal costs that should be charged directly to cost of sales. The carrying value of inventories is then adjusted to record the manufacturing variances related to inventories still on hand and manufacturing variances related to inventories that have been sold are charged to cost of sales, through an allocation method which uses an estimated variance deferral factor based on the number of days of inventory on hand based on the most recent past production. The Company's inventory costing process involves a combination of automated and non-automated systems and processes using data obtained from different geographical locations. Net realizable value is the estimated selling price of finished goods in normal sales channels, or where applicable, liquidation channels, less the estimated costs of completion and selling expenses. Raw materials, work in progress, and spare parts inventories are not written down if the finished products in which they will be incorporated are expected to be sold at or above cost. (f) Assets held for sale: Non-current assets which are classified as assets held for sale are reported in current assets in the statement of financial position, when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use, and a sale is considered highly probable. Assets held for sale are stated at the lower of their carrying amount and fair value less costs to sell. (g) Property, plant and equipment: Property, plant and equipment are initially recorded at cost and are subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment includes expenditures that are directly attributable to the acquisition or construction of an asset. The cost of self-constructed assets includes the cost of materials and direct labour, site preparation costs, initial delivery and handling costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and condition necessary for the assets to be capable of operating in the manner intended by management. The cost of property, plant and equipment also includes, when applicable, borrowing costs, as well as the initial present value estimate of the costs of decommissioning or dismantling and removing the asset and restoring the site on which it is located at the end of its useful life which is amortized over the remaining life of the underlying asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of other equipment. Subsequent costs are included in an asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits are present and the cost of the item can be measured reliably. When property, plant and equipment are replaced they are fully written down. Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized in the statement of earnings and comprehensive income. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 69

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (g) Property, plant and equipment (continued): Land is not depreciated. The cost of property, plant and equipment less its residual value, if any, is depreciated on a straight-line basis over the following estimated useful lives: Asset Useful life Buildings and improvements 5 to 40 years Manufacturing equipment 2 to 20 years Other equipment 3 to 10 years Significant components of plant and equipment which are identified as having different useful lives are depreciated separately over their respective useful lives. Depreciation methods, useful lives and residual values, if applicable, are reviewed and adjusted, if appropriate, on a prospective basis at the end of each fiscal year. Assets not yet utilized in operations include expenditures incurred to date for plant constructions or expansions which are still in process and equipment not yet placed into service as at the reporting date. Depreciation on these assets commences when the assets are available for use. Borrowing costs Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and available for use. All other borrowing costs are recognized as financial expenses in the consolidated statement of earnings and comprehensive income as incurred. (h) Intangible assets: Definite life intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses. Intangible assets include identifiable intangible assets acquired and consist of customer contracts and customer relationships, license agreements, trademarks, and non-compete agreements. Intangible assets also include computer software that is not an integral part of the related hardware. Indefinite life intangible assets represent intangible assets which the Company controls which have no contractual or legal expiration date and therefore are not amortized as there is no foreseeable time limit to their useful economic life. An assessment of indefinite life intangible assets is performed annually to determine whether events and circumstances continue to support an indefinite useful life and any change in the useful life assessment from indefinite to finite is accounted for as a change in accounting estimate on a prospective basis. Intangible assets with finite lives are amortized on a straight-line basis over the following estimated useful lives: Asset Useful life Customer contracts and customer relationships 7 to 20 years License agreements 3 to 10 years Computer software 4 to 7 years Trademarks with a finite life 5 years Non-compete agreements 2 years Most of the Company's trademarks are not amortized as they are considered to be indefinite life intangible assets. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 70

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (h) Intangible assets (continued): The costs of information technology projects that are directly attributable to the design and testing of identifiable and unique software products, including internally developed computer software, are recognized as intangible assets when the following criteria are met: • it is technically feasible to complete the software product so that it will be available for use; • management intends to complete the software product and use it; • there is an ability to use the software product; • it can be demonstrated how the software product will generate probable future economic benefits; • adequate technical, financial, and other resources to complete the development and to use the software product are available; and • the expenditures attributable to the software product during its development can be reliably measured. Other development expenditures that do not meet these criteria are recognized as an expense in the consolidated statement of earnings and comprehensive income as incurred. (i) Goodwill: Goodwill is measured at cost less accumulated impairment losses, if any. Goodwill arises on business combinations and is measured as the excess of the consideration transferred and the recognized amount of the non-controlling interest in the acquired business, if any, over the fair value of identifiable assets acquired and liabilities assumed of an acquired business. (j) Impairment of non-financial assets: Non-financial assets that have an indefinite useful life such as goodwill and trademarks are not subject to amortization and are therefore tested annually for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired. Assets that are subject to amortization are assessed at the end of each reporting period as to whether there is any indication of impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s value in use and fair value less costs of disposal. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case assets are grouped at the lowest levels for which there are separately identifiable cash inflows (i.e. cash-generating units or "CGUs"). In assessing value in use, the estimated future cash flows expected to be derived from the asset or CGU by the Company are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset and or the CGU. In assessing a CGU’s fair value less costs of disposal, the Company uses the best information available to reflect the amount that the Company could obtain, at the time of the impairment test, from the disposal of the asset or CGU in an arm’s length transaction between knowledgeable, willing parties, after deducting the estimated costs of disposal. For the purpose of testing goodwill for impairment, goodwill acquired in a business combination is allocated to a CGU or a group of CGUs that is expected to benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquired company are assigned to those CGUs. Impairment losses recognized are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. Impairment losses are recognized in the statement of earnings and comprehensive income. Reversal of impairment losses A goodwill impairment loss is not reversed. Impairment losses on non-financial assets other than goodwill recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 71

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (k) Financial instruments: The Company initially recognizes financial assets on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination. On initial recognition, the Company classifies its financial assets as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. Financial assets Financial assets are classified into the following categories and depend on the purpose for which the financial assets were acquired. Financial assets measured at amortized cost A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if: • The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and • The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest. The Company currently classifies its cash and cash equivalents, trade accounts receivable, certain other current assets (excluding derivative financial instruments designated as effective hedging instruments), and long-term non-trade receivables as financial assets measured at amortized cost. The Company de-recognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Financial assets measured at fair value These assets are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss. However, for investments in equity instruments that are not held for trading, the Company may elect at initial recognition to present gains and losses in other comprehensive income. For such investments measured at fair value through other comprehensive income, gains and losses are never reclassified to profit or loss, and no impairment is recognized in profit or loss. Dividends earned from such investments are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment. The Company currently has no significant financial assets measured at fair value other than derivative financial instruments. Fair value through other comprehensive income ("FVOCI") A debt investment is measured at FVOCI if it is not designated as at fair value through profit or loss, is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and its contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income ("OCI"). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss. On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investments fair value in OCI. This election is made on an investment by investment basis. These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss. The Company currently has no financial assets measured at FVOCI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 72

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (k) Financial instruments (continued): Financial liabilities Financial liabilities are classified into the following categories. Financial liabilities measured at amortized cost A financial liability is subsequently measured at amortized cost, using the effective interest method. The Company currently classifies accounts payable and accrued liabilities (excluding derivative financial instruments designated as effective hedging instruments), and long-term debt bearing interest at variable and fixed rates as financial liabilities measured at amortized cost. Financial liabilities measured at fair value Financial liabilities at fair value are initially recognized at fair value and are remeasured at each reporting date with any changes therein recognized in net earnings. The Company currently has no significant financial liabilities measured at fair value. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expired. Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Fair value of financial instruments Financial instruments measured at fair value use the following fair value hierarchy to prioritize the inputs used in measuring fair value: • Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities; • Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and • Level 3: inputs for the asset or liability that are not based on observable market data. Impairment of financial assets The Company recognizes loss allowances for expected credit losses on financial assets measured at amortized cost. The Company recognizes a loss allowance at an amount equal to the lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. Otherwise, the loss allowance for that financial instrument corresponds to an amount equal to twelve-month expected credit losses. The Company uses the simplified method to measure the loss allowance for trade receivables at lifetime expected losses. The Company uses historical trends of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends. Losses are recognized in the consolidated statement of income and reflected in an allowance account against trade and other receivables. (l) Derivative financial instruments and hedging relationships: The Company enters into derivative financial instruments to hedge its market risk exposures. On initial designation of the hedge, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net earnings. Derivatives are recognized initially at fair value, and attributable transaction costs are recognized in net earnings as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 73

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (l) Derivative financial instruments and hedging relationships (continued): Cash flow hedges When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect net earnings, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in accumulated other comprehensive income as part of equity. The amount recognized in other comprehensive income is removed and included in net earnings under the same line item in the consolidated statement of earnings and comprehensive income as the hedged item, in the same period that the hedged cash flows affect net earnings. When a hedged forecasted transaction subsequently results in the recognition of a non-financial asset or liability, the cash flow hedge reserve is removed from accumulated other comprehensive income and included in the initial cost or carrying amount of the asset or liability. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in net earnings. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecasted transaction is no longer expected to occur, then the balance in accumulated other comprehensive income is recognized immediately in net earnings. Fair value hedges Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in net earnings, together with any changes in the fair value of the hedged asset, liability or firm commitment that are attributable to the hedged risk. The change in fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in the statement of earnings and comprehensive income or in the statement of financial position caption relating to the hedged item. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. Embedded derivatives Embedded derivatives within a financial liability are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Other derivatives When a derivative financial instrument is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in net earnings. (m) Accounts payable and accrued liabilities: Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Accounts payable and accrued liabilities are classified as current liabilities if payment is due within one year, otherwise, they are presented as non-current liabilities. (n) Long-term debt: Long-term debt is recognized initially at fair value and is subsequently carried at amortized cost. Initial facility fees are deferred and treated as an adjustment to the instrument's effective interest rate and recognized as an expense over the instrument's estimated life if it is probable that the facility will be drawn down. However, if it is not probable that a facility will be drawn down for its entire term, then the fees are considered service fees and are deferred and recognized as an expense on a straight-line basis over the commitment period. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 74

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (o) Employee benefits: Short-term employee benefits Short-term employee benefits include wages, salaries, commissions, compensated absences and bonuses. Short- term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. Short-term employee benefit obligations are included in accounts payable and accrued liabilities. Defined contribution plans The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee- managed investment portfolios or employee associations are expensed as incurred. Benefits are also provided to employees through defined contribution plans administered by the governments in the countries in which the Company operates. The Company’s contributions to these plans are recognized in the period when services are rendered. Defined benefit plans The Company maintains a liability for statutory severance obligations for active employees primarily located in the Caribbean and Central America which is payable to the employees in a lump sum payment upon termination of employment. The liability is based on management’s best estimates of the ultimate costs to be incurred to settle the liability and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions. Liabilities related to defined benefit plans are included in other non-current liabilities in the consolidated statement of financial position. Service costs, interest costs, and costs related to the impact of program changes are recognized in cost of sales in the consolidated statement of earnings. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized directly to other comprehensive income in the period in which they arise, and are immediately transferred to retained earnings without reclassification to net earnings in a subsequent period. (p) Provisions: Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as financial expense. Provisions are included in other non-current liabilities in the consolidated statement of financial position. Decommissioning and site restoration costs The Company recognizes decommissioning and site restoration obligations for future removal and site restoration costs associated with the restoration of certain property and plant should it decide to discontinue some of its activities. Onerous contracts Provisions for onerous contracts are recognized if the unavoidable costs of meeting the obligations specified in a contractual arrangement exceed the economic benefits expected to be received from the contract. Provisions for onerous contracts are measured at the lower of the cost of fulfilling the contract and the expected cost of terminating the contract. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 75

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (q) Share capital: Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and stock options are recognized as a deduction from equity, net of any tax effects. When the Company repurchases its own shares, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When the shares are cancelled, the excess of the consideration paid over the average stated value of the shares purchased for cancellation is charged to retained earnings. (r) Dividends declared: Dividends declared to the Company’s shareholders are recognized as a liability in the consolidated statement of financial position and charged to retained earnings in the period in which the dividends are approved by the Company’s Board of Directors. (s) Revenue recognition: The Company derives revenue from the sale of finished goods, which include activewear, hosiery, and underwear. The Company recognizes revenue at a point in time when it transfers control of the finished goods to a customer, which generally occurs upon shipment of the finished goods from the Company’s facilities. In certain arrangements, control is transferred and revenue is recognized upon delivery of the finished goods to the customer’s premises. Some arrangements for the sale of finished goods provide for customer price discounts, rights of return and/or volume rebates based on aggregate sales over a specified period, which gives rise to variable consideration. At the time of sale, estimates are made for items giving rise to variable consideration based on the terms of the sales program or arrangement. The variable consideration is estimated at contract inception using the most likely amount method and revenue is only recognized to the extent that a significant reversal of revenue is not expected to occur. The estimate is based on historical experience, current trends, and other known factors. New sales incentive programs which relate to sales made in a prior period are recognized at the time the new program is introduced. Sales are recorded net of customer discounts, rebates, and estimated sales returns, and exclude sales taxes. A provision is recognized for expected returns in relation to sales made before the end of the reporting period. Consideration payable to a customer that is not considered a distinct good or service from the customer, such as one- time fees paid to customers for product placement or product introduction, is accounted for as a reduction of the transaction price, and the Company recognizes the reduction of revenue at the later of when Company recognizes revenue for the transfer of the related goods to the customer or when the Company pays or promises to pay the consideration. (t) Cost of sales and gross profit: Cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the cost of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties, as well as net insurance gains as described in note 17 (c). Gross profit is the result of net sales less cost of sales. The Company’s gross profit may not be comparable to gross profit as reported by other companies, since some entities include warehousing and handling costs, and/or exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales. (u) Selling, general and administrative expenses: Selling, general and administrative (“SG&A”) expenses include warehousing and handling costs, selling and administrative personnel costs, advertising and marketing expenses, costs of leased non-manufacturing facilities and equipment, professional fees, non-manufacturing depreciation expense, and other general and administrative expenses. SG&A expenses also include amortization of intangible assets. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 76

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (v) Restructuring and acquisition-related costs: Restructuring and acquisition-related costs are expensed when incurred, or when a legal or constructive obligation exists. Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction and integration costs incurred pursuant to business acquisitions. The nature of expenses included in restructuring and acquisition-related costs may include: severance and termination benefits, including the termination of employee benefit plans; gains or losses from the remeasurement and disposal of assets held for sale; write-downs of property, plant and equipment, right-of-use assets, and software related to exit activities; facility exit and closure costs, including the costs of physically transferring inventory and fixed assets to other facilities; costs of integrating the IT systems of an acquired business to Gildan’s existing IT systems; legal, accounting and other professional fees (excluding costs of issuing debt or equity) directly incurred in connection with a business acquisition; purchase gains on business acquisitions; losses on business acquisitions achieved in stages; contingent amounts payable to selling shareholders under their employment agreements pursuant to a business acquisition; and the remeasurement of liabilities related to contingent consideration incurred in connection with a business acquisition. (w) Cotton and cotton-based yarn procurements: The Company contracts to buy cotton and cotton-based yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments as they are entered into for purchase and receipt in accordance with the Company’s expected usage requirements, and therefore are not measured at fair value. The Company commits to fixed prices on a percentage of its cotton and cotton-based yarn requirements up to eighteen months in the future. If the cost of committed prices for cotton and cotton-based yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales. (x) Government assistance: Government assistance is recognized only when there is reasonable assurance the Company will comply with all related conditions for receipt of the assistance. Government assistance, including grants and tax credits, related to operating expenses is accounted for as a reduction to the related expenses. Government assistance, including monetary and non-monetary grants and tax credits related to the acquisition of property, plant and equipment, is accounted for as a reduction of the cost of the related property, plant and equipment, and is recognized in net earnings using the same methods, periods and rates as for the related property, plant and equipment. (y) Financial expenses (income): Financial expenses (income) include: interest expense on borrowings, including realized gains and/or losses on interest rate swaps designated for hedge accounting; bank and other financial charges; amortization of debt facility fees, discount on the sales of trade accounts receivable; interest income on funds invested; interest on lease obligations; accretion of interest on discounted provisions; net foreign currency losses and/or gains; and losses and/ or gains on financial derivatives that do not meet the criteria for effective hedge accounting. (z) Income taxes: Income tax expense is comprised of current and deferred income taxes, and is included in net earnings except to the extent that it relates to a business acquisition, or items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. The Company recognizes deferred income tax assets for unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are derecognized to the extent that it is no longer probable that the related tax benefit will be realized. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 77

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (z) Income taxes (continued): Deferred income tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss at the time of the transaction; and, where the timing of the reversal of a temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. In determining the amount of current and deferred income taxes, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management’s assessment of the technical merits of its positions due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes. (aa) Earnings per share: Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the weighted average number of common shares outstanding for the period adjusted to include the dilutive impact of stock options and restricted share units. The number of additional shares is calculated by assuming that all common shares held in trust for the purpose of settling non-Treasury restricted share units have been delivered, all dilutive outstanding options are exercised and all dilutive outstanding Treasury restricted share units have vested, and that the proceeds from such exercises, as well as the amount of unrecognized share-based compensation which is considered to be assumed proceeds, are used to repurchase common shares at the average share price for the period. For Treasury restricted share units, only the unrecognized share-based compensation is considered assumed proceeds since there is no exercise price paid by the holder. (bb) Share-based payments: Stock options, Stock appreciation rights, Treasury and non-Treasury restricted share units Stock options, Stock appreciation rights ("SARs"), Treasury restricted share units, and non-Treasury restricted share units are equity settled share-based payments, which are measured at fair value at the grant date. For stock options and SARs, the compensation cost is measured using the Black-Scholes option pricing model and is expensed over the award's vesting period. For Treasury and non-Treasury restricted share units, compensation cost is measured at the fair value of the underlying common share at the grant date and is expensed over the award's vesting period. Compensation expense is recognized in net earnings with a corresponding increase in contributed surplus. Any consideration paid by plan participants on the exercise of stock options is credited to share capital. Upon the exercise of stock options, the vesting of Treasury restricted share units, and upon delivery of the common shares for settlement of vesting non-Treasury restricted share units or SARs, the corresponding amounts previously credited to contributed surplus are transferred to share capital. The number of non-Treasury restricted share units remitted to the participants upon settlement is equal to the number of non-Treasury restricted share units awarded less units withheld to satisfy the participants' statutory withholding tax requirements. Stock options and Treasury restricted share units that are dilutive and meet non-market performance conditions as at the reporting date are considered in the calculation of diluted earnings per share, as per note 3(aa) to these consolidated financial statements. Estimates for forfeitures and performance conditions The measurement of compensation expense for stock options, SARs, Treasury restricted share units and non- Treasury restricted share units is net of estimated forfeitures. For the portion of Treasury restricted share units and non-Treasury restricted share units that are issuable based on non-market performance conditions, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 78

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (bb) Share-based payments (continued): Deferred share unit plan The Company has a deferred share unit plan for independent members of the Company’s Board of Directors, who receive a portion of their compensation in the form of deferred share units (“DSUs”). These DSUs are cash settled awards and are initially recognized in net earnings based on fair value at the grant date. The DSU obligation is included in accounts payable and accrued liabilities and is remeasured at fair value, based on the market price of the Company’s common shares, at each reporting date. Employee share purchase plans For employee share purchase plans, the Company's contribution, on the employee's behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of common shares is also recorded as an increase to share capital. (cc) Leases: At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use ("ROU") asset and a lease liability at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the lease term. The lease term includes consideration of an option to renew or to terminate if the Company is reasonably certain to exercise that option. Lease terms range from 1 to 18 years for manufacturing, sales, distribution, and administrative facilities. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Lease payments mainly include fixed, or in substance fixed, payments and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero. The Company has elected to apply the practical expedient not to recognize ROU assets and lease liabilities for short- term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 79

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (dd) Use of estimates and judgments: The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Critical judgments in applying accounting policies: The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements: Determination of cash generating units The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations, and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Textile & Sewing and Hosiery. Income taxes The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates, as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made. Key sources of estimation uncertainty: Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows: Allowance for expected credit losses The Company makes an assessment of whether accounts receivable are collectable, based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable based on customer risk categories. Credit quality is assessed by taking into account the financial condition and payment history of the Company's customers, and other factors. Furthermore, these estimates must be continuously evaluated and updated. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 80

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (dd) Use of estimates and judgments (continued): In determining its allowance for expected credit losses, the Company applies the simplified approach per IFRS 9, Financial Instruments, and calculates expected credit losses based on lifetime expected credit losses. The Company uses a provision matrix, which segregates its customers by their economic characteristics and allocates expected credit loss rates based on days past due of its trade receivables. Expected credit loss rates are based on the Company’s historical credit loss experience, adjusted for forward-looking factors of the economic environment. During fiscal 2020, in light of COVID-19 the Company’s provision matrix was adjusted as its historical experience was not reflective of the market conditions present in fiscal 2020. As a result, previously determined loss rates for the individual days past due categories included in the provision matrix were not reflective of expected losses. Therefore, the Company had applied loss rates to individually significant receivables, or sub-categories of individually significant receivables, based on its evaluation of possible outcomes with respect to the collectability of these amounts at the measurement date. During fiscal 2021, the Company adjusted its provision matrix to decrease expected credit loss rates as the economic environment improved while continuing to apply loss rates to individually significant receivables, or sub-categories of individually significant receivables. An expected loss rate ranging between 1% and 10% (2020 - 2% and 10%) has been determined using macroeconomic factors, and depending on the customer's historical payment history and the nature of its operations. Where applicable, specific loss rates have been determined for customers of higher risk of expected credit loss. A 10% increase in the expected loss rate for all customers with a balance due as at January 2, 2022 would result in an $30.9 million increase in the allowance for expected credit losses. In the event that new information becomes available to us that would change the Company's assessment of expected loss, the amounts recorded in allowance for expected credit losses will be updated in the period in which the additional information is received. There is no assurance that our current estimates of recoverability will not change significantly as the COVID-19 pandemic and its related business and societal impacts evolve, which may either require a charge to earnings or a reversal of such allowances in subsequent periods based on revised estimates or actual collection experience. Inventory valuation The cost of inventories may no longer be recoverable if inventories are discontinued, damaged, in excess quantities, or if their selling prices or estimated forecast of product demand decline. Discontinued, damaged, and excess inventories are carried at the net realizable value, as those inventories are sold below cost in liquidation channels. In determining the net realizable value of finished goods, the Company considers recent recovery rates and current market conditions in these channels. The Company regularly reviews inventory quantities on hand, current production plans, and forecasted future sales, and inventories are written down to net realizable value when it is determined that they are no longer fully recoverable. There is estimation uncertainty in relation to the identification of excess inventories and in the expected selling prices used in establishing the net realizable value. As at January 2, 2022, a 10% decrease or increase in the expected selling prices used to establish the net realizable value of discontinued, damaged, and excess inventories would result in either a decrease or an increase in inventories of approximately $2.7 million, with a corresponding adjustment to cost of sales. If actual market conditions are less favorable than previously projected or if liquidation of the inventory which is no longer deemed fully recoverable is more difficult than anticipated, additional write-downs may be required. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 81

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (dd) Use of estimates and judgments (continued): Recoverability and impairment of non-financial assets The calculation of fair value less costs of disposal or value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including estimated sales volumes, selling prices, gross margins, SG&A expenses, cash flows, capital expenditures, and the selection of an appropriate earnings multiple or discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results, earnings multiples obtained by using market comparables as references, and discount rates which are used to reflect market- based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third-party licensing arrangements, changes to the Company’s business strategy, and changes in economic and market conditions can result in actual useful lives and future cash flows that differ significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite-life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions and the associated cash flows materially decrease, the Company may be required to record material impairment charges or accelerated depreciation and amortization charges related to its non-financial assets. Please refer to note 11 for additional details on the recoverability of the Company’s cash-generating units. Income taxes The Company has unused available tax losses and deductible temporary differences in certain jurisdictions. The Company recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which these available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 82

4. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED: Amendments to IAS 1, Presentation of Financial Statements On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non- current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements. Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by: – Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements. – Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures. The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Company is currently evaluating the impact of the amendment on its consolidated financial statements. Amendments to IAS 8, Definition of Accounting Estimates In February 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements. Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction On May 7 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. The amendments are effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the impact of the amendment on its consolidated financial statements. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 83

5. BUSINESS ACQUISITIONS: Frontier Yarns On December 10, 2021, the Company acquired 100% of the equity interest of Phoenix Sanford, LLC, the parent company of Frontier Yarns, for cash consideration (net of cash acquired and net of the settlement of pre-existing relationships) of $164.0 million. Frontier Yarns operations include four facilities located in North Carolina. During 2021, approximately 40% of Frontier Yarns' production was dedicated to yarn sold to Gildan for textile manufacturing in Central America and the Caribbean. The acquisition will allow the Company to build on its global vertically integrated supply chain through further internalizing yarn production and is expected to support incremental yarn needs for Gildan’s textile capacity expansion plans in Central America and the Caribbean. The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company determined the fair value of the assets acquired and liabilities assumed based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair value of net assets acquired and liabilities assumed, which the Company expects to finalize by the one year anniversary at the latest. Goodwill is attributable primarily to the assembled workforce and business processes of Frontier Yarns which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. The preliminary determination of the fair value of net assets acquired and liabilities assumed arising from the acquisition are as follows: Assets acquired: Inventories $ 23,799 Prepaid expenses, deposits and other current assets(1) 29,845 Property, plant and equipment 64,306 Right-of-use assets 43,539 Other non-current assets 9 161,498 Liabilities assumed: Accounts payable and accrued liabilities (30,191) Current portion of lease obligations (1,940) Lease obligations (41,599) Deferred income taxes (979) (74,709) Goodwill 77,179 Net assets acquired at fair value $ 163,968 Cash consideration paid at closing, net of cash acquired 167,040 Settlement of pre-existing relationships (3,072) $ 163,968 (1) Includes $26.2 million of trade receivables of Frontier Yarns, that have been classified in Prepaid expenses, deposits and other current assets in the consolidated statement of financial position of the Company. The consolidated results of the Company for fiscal 2021 include net earnings of $0.3 million relating to the Frontier Yarns results of operations since the date of acquisition. Had the acquired business been consolidated from January 4, 2021, the consolidated income statement would have shown net sales and net earnings for the fiscal year ended January 2, 2022 of nil and $612.4 million, respectively. The pro forma amount has been estimated based on the results of Frontier Yarns’ operations prior to the business combination by the Company, adjusted to reflect the elimination of intercompany sales, and fair value adjustments which arose on the date of acquisition, as if the acquisition occurred on January 4, 2021, and should not be viewed as indicative of the Company’s future results. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 84

6. CASH AND CASH EQUIVALENTS: Cash and cash equivalents consisted entirely of bank balances as at January 2, 2022 and January 3, 2021. 7. TRADE ACCOUNTS RECEIVABLE: January 2, 2022 January 3, 2021 Trade accounts receivable $ 343,671 $ 215,474 Allowance for expected credit losses (13,704) (18,994) $ 329,967 $ 196,480 As at January 2, 2022, trade accounts receivables being serviced under a receivables purchase agreement amounted to $144.9 million (January 3, 2021 - $145.2 million). The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $1.6 million for fiscal 2021 (2020 - $2.0 million) and was recorded in bank and other financial charges. Refer to note 26 for additional information related to the receivables purchase agreement. The movement in the allowance for expected credit losses in respect of trade receivables was as follows: 2021 2020 Balance, beginning of fiscal year $ (18,994) $ (7,184) Reversal of impairment (Impairment) of trade accounts receivable 2,617 (15,453) Write-off of trade accounts receivable 2,673 3,643 Balance, end of fiscal year $ (13,704) $ (18,994) During fiscal 2021, the Company adjusted its provision matrix to decrease expected credit loss rates as the economic environment improved, resulting in a reversal of impairment of trade accounts receivable for the year ended January 2, 2022. The impairment of trade accounts receivable for fiscal 2020 was mainly related to an increase in the estimate of expected credit loss rates attributable to the heightened credit risk caused by the economic conditions related to the COVID-19 pandemic. 8. INVENTORIES: January 2, 2022 January 3, 2021 Raw materials and spare parts inventories $ 183,065 $ 124,243 Work in progress 53,482 42,590 Finished goods 537,811 561,159 $ 774,358 $ 727,992 The amount of inventories recognized as an expense and included in cost of sales was $1,910.6 million for fiscal 2021 (2020 - $1,677.3 million). For fiscal 2021, cost of sales included a net recovery of $1.3 million related to discontinued and closeout inventories carried at net realizable value. For fiscal 2020, cost of sales included an expense of $108.1 million related to the write-down of inventory to net realizable value as a result of product line reductions including the $55.2 million impact of the Company’s strategic initiatives to significantly reduce its stock keeping unit ("SKU") count, $6.2 million impact for the discontinuance of personal protective equipment (PPE), and the decline in the net realizable value of certain inventories due to market conditions in fiscal 2020. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 85

GILDAN
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. PROPERTY, PLANT AND EQUIPMENT:

2021	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total
Cost						
Balance, January 3, 2021	$ 123,549	$ 571,464	$ 1,070,612	$ 174,760	$ 16,156	$ 1,956,541
Additions	3,519	4,008	44,381	5,914	73,679	131,501
Additions through business acquisitions	—	13,397	50,817	92	—	64,306
Transfers	—	4,579	8,320	276	(13,175)	—
Disposals[(1)]	—	(10,805)	(65,002)	(9,895)	—	(85,702)
Balance, January 2, 2022	**$ 127,068**	**$ 582,643**	**$ 1,109,128**	**$ 171,147**	**$ 76,660**	**$ 2,066,646**
Accumulated depreciation						
Balance, January 3, 2021	$ —	$ 230,088	$ 695,979	$ 133,674	$ —	$ 1,059,741
Depreciation	—	22,696	58,435	11,045	—	92,176
Disposals[(1)]	—	(7,813)	(54,426)	(8,139)	—	(70,378)
Write-downs and impairments	—	—	—	34	—	34
Balance, January 2, 2022	**$ —**	**$ 244,971**	**$ 699,988**	**$ 136,614**	**$ —**	**$ 1,081,573**
Carrying amount, January 2, 2022	**$ 127,068**	**$ 337,672**	**$ 409,140**	**$ 34,533**	**$ 76,660**	**$ 985,073**

2020	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total
Cost						
Balance, December 29, 2019	$ 120,478	$ 558,847	$ 1,149,837	$ 171,361	$ 37,670	$ 2,038,193
Additions	3,812	8,549	10,826	5,657	13,794	42,638
Transfers	—	5,506	28,441	1,361	(35,308)	—
Disposals[(1)]	(741)	(1,438)	(118,492)	(3,619)	—	(124,290)
Balance, January 3, 2021	$ 123,549	$ 571,464	$ 1,070,612	$ 174,760	$ 16,156	$ 1,956,541
Accumulated depreciation						
Balance, December 29, 2019	$ —	$ 205,834	$ 714,478	$ 122,901	$ —	$ 1,043,213
Depreciation	—	24,537	70,497	13,418	—	108,452
Disposals[(1)]	—	(304)	(94,883)	(2,750)	—	(97,937)
Write-downs and impairments	—	21	5,887	105	—	6,013
Balance, January 3, 2021	$ —	$ 230,088	$ 695,979	$ 133,674	$ —	$ 1,059,741
Carrying amount, January 3, 2021	$ 123,549	$ 341,376	$ 374,633	$ 41,086	$ 16,156	$ 896,800

(1) Included in disposals for fiscal 2021 are manufacturing equipment with a cost of $31.5 million (2020 - $106.8 million) and accumulated depreciation of $25.2 million (2020 - $84.2 million) that were determined to be unrepairable due to damages resulting from the two hurricanes which impacted the Company's operations in Central America in November 2020. See note 17 (c) for additional information. Assets not yet utilized in operations include expenditures incurred to date for plant expansions which are still in process and equipment not yet placed into service as at the end of the reporting period.

As at January 2, 2022, there were contractual purchase obligations outstanding of approximately $159.4 million for the acquisition of property, plant and equipment compared to $17.5 million as of January 3, 2021.

GILDAN 2021 REPORT TO SHAREHOLDERS 86

10. RIGHT-OF-USE ASSETS AND LEASE OBLIGATIONS: (a) Right-of-use assets: The following table presents the right-of-use assets for the Company: 2021 2020 Balance, beginning of fiscal year $ 59,445 $ 73,539 Additions 8,132 16,424 Additions through business acquisitions 43,539 — Write-downs, impairments, and accelerated depreciation (4,696) (15,862) Depreciation (note 21) (13,973) (14,656) Balance, end of fiscal year $ 92,447 $ 59,445 (b) Lease obligations: The Company’s leases are primarily for manufacturing, sales, distribution, and administrative facilities. The following table presents lease obligations recorded in the statement of financial position: January 2, 2022 January 3, 2021 Current $ 15,290 $ 15,884 Non-current 93,812 66,580 $ 109,102 $ 82,464 Leases of certain facilities contain extension or termination options exercisable by the Company before the end of the non-cancellable contract period. The Company has applied judgment to determine the lease term for the contracts with renewal and termination options and has included renewal and termination options in the measurement of lease obligations when it is reasonably certain to exercise the options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or a significant change in circumstances within its control which impacts the original assessments made. As at January 2, 2022, potential undiscounted future lease payments related to renewal options not included in the measurement of lease obligations are $45.8 million (January 3, 2021 - $55.1 million). The following table presents the undiscounted future minimum lease payments under non-cancellable leases (including short term leases) as at January 2, 2022: January 2, 2022 Less than one year $ 21,221 One to five years 50,585 More than five years 61,355 $ 133,161 For the year ended January 2, 2022, expenses relating to short-term leases and leases of low-value assets were $3.3 million (2020 - $3.8 million). For the year ended January 2, 2022, the total cash outflow for recognized lease obligations (including interest) was $24.1 million (2020 - $18.6 million), of which $21.5 million (2020 - $15.4 million) was included as part of cash outflows from financing activities. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 87

GILDAN
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. INTANGIBLE ASSETS AND GOODWILL:

Intangible assets:

2021	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total
Cost						
Balance, January 3, 2021	$ 224,489	$ 226,172	$ 72,796	$ 64,295	$ 1,790	$ 589,542
Additions	—	—	—	3,635	—	3,635
Disposals	—	—	—	(773)	—	(773)
Balance, January 2, 2022	**$ 224,489**	**$ 226,172**	**$ 72,796**	**$ 67,157**	**$ 1,790**	**$ 592,404**
Accumulated amortization						
Balance, January 3, 2021	$ 142,131	$ 46,351	$ 64,347	$ 45,022	$ 1,790	$ 299,641
Amortization	9,944	292	2,582	5,258	—	18,076
Disposals	—	—	—	(484)	—	(484)
(Impairment reversal, net of write-downs)	(3,943)	(27,516)	—	—	—	(31,459)
Balance, January 2, 2022	**$ 148,132**	**$ 19,127**	**$ 66,929**	**$ 49,796**	**$ 1,790**	**$ 285,774**
Carrying amount, January 2, 2022	**$ 76,357**	**$ 207,045**	**$ 5,867**	**$ 17,361**	**$ —**	**$ 306,630**

2020	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total
Cost						
Balance, December 29, 2019	$ 224,489	$ 226,172	$ 72,750	$ 69,123	$ 1,790	$ 594,324
Additions	—	—	46	3,113	—	3,159
Disposals	—	—	—	(7,941)	—	(7,941)
Balance, January 3, 2021	$ 224,489	$ 226,172	$ 72,796	$ 64,295	$ 1,790	$ 589,542
Accumulated amortization						
Balance, December 29, 2019	$ 101,844	$ 2,508	$ 61,415	$ 42,903	$ 1,790	$ 210,460
Amortization	10,670	700	2,932	6,104	—	20,406
Disposals	—	—	—	(3,985)	—	(3,985)
Write-downs and impairments	29,617	43,143	—	—	—	72,760
Balance, January 3, 2021	$ 142,131	$ 46,351	$ 64,347	$ 45,022	$ 1,790	$ 299,641
Carrying amount, January 3, 2021	$ 82,358	$ 179,821	$ 8,449	$ 19,273	$ —	$ 289,901

During the year ended January 2, 2022, the Company recorded an impairment reversal, net of write-downs of $31.5 million. The impairment reversal, net of write-downs includes a $55.6 million impairment reversal relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions, partially offset by a $24.1 million write-off of certain intangible assets relating to the Company's Hosiery CGU. The write-off of intangible assets includes a write-down of $10.4 million in trademarks and $13.7 million in customer relationships, that were assessed as having no future economic benefit. These asset write-offs relate to the Company's plan to exit its sheer panty hose, tights, leggings, ladies shapewear, intimates, and accessories products.

The carrying amount of internally-generated assets within computer software was $14.1 million as at January 2, 2022 (January 3, 2021 - $16.1 million). Included in computer software as at January 2, 2022 is $3.6 million (January 3, 2021 - $1.9 million) of assets not yet utilized in operations.

GILDAN 2021 REPORT TO SHAREHOLDERS 88

GILDAN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. INTANGIBLE ASSETS AND GOODWILL (continued):

Goodwill:

		2021		2020
Balance, beginning of fiscal year	$	206,636	$	227,865
Goodwill acquired		77,179		—
Impairment		—		(21,229)
Balance, end of fiscal year	$	283,815	$	206,636

Recoverability of cash-generating units:

Goodwill acquired through business acquisitions and trademarks with indefinite useful lives have been allocated to the Company's CGUs as follows:

		January 2, 2022		January 3, 2021
Textile & Sewing:				
Goodwill	$	283,815	$	206,636
Definite life intangible assets (excluding computer software)		23,430		27,869
Indefinite life intangible assets		93,400		93,400
	$	400,645	$	327,905
Hosiery:				
Goodwill	$	—	$	—
Definite life intangible assets (excluding computer software)		58,794		63,230
Indefinite life intangible assets		113,645		86,129
	$	172,439	$	149,359

In assessing whether goodwill and indefinite life intangible assets are impaired, the carrying amounts of the CGUs (including goodwill and indefinite life intangible assets) are compared to their recoverable amounts. The recoverable amounts of CGUs are based on the higher of the value in use and fair value less costs of disposal.

During the first quarter of fiscal 2020, due to the adverse impacts of the COVID-19 pandemic on global economic activity and enterprise values of companies worldwide, including its impact on the Company's business and share price, the Company recorded an impairment charge for its hosiery CGU of $94 million, relating to goodwill and intangible assets acquired during previous sock and hosiery business acquisitions.

The Company performed its annual impairment review for goodwill and indefinite life intangible assets as at January 2, 2022. The estimated recoverable amount for the Textile & Sewing CGU exceeded its carrying amounts and as a result, there was no impairment identified. The estimated recoverable amount for the Hosiery CGU was in excess of its carrying value resulting in an impairment reversal of $55.6 million, relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions.

Recoverable amount for Textile & Sewing and Hosiery CGUs

The Company determined the recoverable amounts of the Textile & Sewing and Hosiery CGUs based on the fair value less costs of disposal method. The fair values of the Textile & Sewing and Hosiery CGUs were based on a multiple applied to adjusted EBITDA (as defined in note 25) for the next year, which takes into account financial forecasts approved by senior management. The key assumptions for the fair value less costs of disposal method include estimated sales volumes, selling prices, gross margins, and SG&A expenses in determining forecasted adjusted EBITDA, as well as the multiple applied to forecasted adjusted EBITDA. The adjusted EBITDA multiple was obtained by using market comparables as a reference. The values assigned to the key assumptions represent management's assessment of future trends and have been based on historical data from external and internal sources.

GILDAN 2021 REPORT TO SHAREHOLDERS 89

11. INTANGIBLE ASSETS AND GOODWILL (continued): Recoverability of cash-generating units (continued): Textile & Sewing CGU For the Textile & Sewing CGU, no reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill or indefinite life intangible assets. Hosiery CGU Based on the results of the impairment test performed on January 2, 2022, the recoverable amount of the CGU of $544.0 million (2020 - $273.5 million) is higher than the post impairment carrying value, and as such the Company recorded an impairment reversal of $55.6 million as at January 2, 2022, relating to the following intangible assets; $37.9 million in trademark impairment reversals and $17.7 million in customer relationships impairment reversals acquired in previous business acquisitions. The events and circumstances that led to this reversal include improved margins and forecasted earnings. The fair value of the Hosiery CGU was based on a multiple applied to the risk-adjusted forecasted adjusted EBITDA (see definition of adjusted EBITDA in note 25). The key assumptions used in the estimation of the recoverable amount for the Hosiery CGU are the risk-adjusted forecasted adjusted EBITDA for the next year and the adjusted EBITDA multiple of 10 (January 2, 2022 test) and 9 (January 3, 2021 test). The adjusted EBITDA multiple was obtained by using market comparables as a reference. The most significant assumptions that form part of the risk-adjusted forecasted adjusted EBITDA for the Hosiery CGU relate to estimated sales volumes, selling prices, input costs, and SG&A expenses. Management has identified that no reasonably possible change in forecasted adjusted EBITDA or adjusted EBITDA multiple would cause the carrying amount of the Hosiery CGU to exceed its recoverable amount as at January 2, 2022. The values assigned to the key assumptions represent management’s assessment of future trends and have been based on historical data from external and internal sources. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 90

GILDAN
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. LONG-TERM DEBT:

	Effective interest rate (1)	Principal amount January 2, 2022	January 3, 2021	Maturity date
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 3%(2)	n/a	$ —	$ —	June 2026
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 3%, payable monthly(3)	2.4%	300,000	300,000	June 2026
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1.7% to 3%, payable monthly(3)	n/a	—	400,000	April 2022
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(4)	2.7%	100,000	100,000	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53%, payable quarterly(4)	2.7%	50,000	50,000	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(4)	2.9%	100,000	100,000	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57%, payable quarterly(4)	2.9%	50,000	50,000	August 2026
		$ 600,000	$ 1,000,000	

(1) Represents the annualized effective interest rate for the year ended January 2, 2022, including the cash impact of interest rate swaps, where applicable.

(2) The Company's committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $51.1 million (January 3, 2021 - $7.2 million) has been committed against this facility to cover various letters of credit.

(3) The unsecured term loans are non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).

(4) The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

In March 2020, the Company amended its unsecured revolving long-term bank credit facility of $1 billion and its unsecured term loan of $300 million, in each case to extend the maturity dates from April 2024 to April 2025. On April 6, 2020, the Company entered into an unsecured two-year term loan agreement for a total principal amount of $400 million. Under the terms of the revolving long-term bank credit facility, both term loan facilities, and the notes, the Company was required to comply with certain covenants, including maintenance of financial ratios. In addition, as at January 3, 2021, the Company had an additional $60 million available under various undrawn overdraft facilities. On June 26, 2020, given the rapidly changing environment and level of uncertainty being created by the COVID-19 pandemic and the associated impact on current and future earnings, the Company amended its various loans and note agreements in order to modify its covenants to provide increased financial flexibility from March 30, 2020 to April 4, 2021. Upfront costs of $3.9 million incurred for the amendments were included in bank and other financial charges in fiscal 2020.

On April 20, 2021, the Company fully repaid its $400 million unsecured two-year term loan which was due on April 6, 2022. In June 2021, the Company amended its unsecured revolving long-term bank credit facility of $1 billion and its unsecured term loan of $300 million to extend the maturity dates from April 2025 to June 2026.

Under the terms of the revolving facility, term loan facility, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all financial covenants at January 2, 2022 and during the covenant relief period.

GILDAN 2021 REPORT TO SHAREHOLDERS 91

13. OTHER NON-CURRENT LIABILITIES: January 2, 2022 January 3, 2021 Employee benefit obligation - Statutory severance and pre-notice (a) $ 42,931 $ 19,889 Employee benefit obligation - Defined contribution plan (b) 3,742 3,736 Provisions (c) 13,189 12,240 $ 59,862 $ 35,865 (a) Statutory severance and pre-notice obligations: 2021 2020 Obligation, beginning of fiscal year $ 19,889 $ 27,767 Service cost 13,942 16,785 Interest cost 6,562 7,305 Actuarial loss (gain)(1) 21,678 (12,142) Foreign exchange gain (179) (253) Benefits paid (18,961) (19,573) Obligation, end of fiscal year $ 42,931 $ 19,889 (1) The actuarial loss in fiscal 2021 is due to changes in the actuarial assumptions used to determine the statutory severance obligations. The actuarial gain in fiscal 2020 is due to reductions in headcount and changes in the actuarial assumptions used to determine the statutory severance obligations. Significant assumptions for the calculation of the statutory severance obligations included the use of a discount rate ranging between 8.5% and 9.2% (2020 - between 9.0% and 11.5%) and rates of compensation increases between 7.75% and 10.5% (2020 - 7.5%). A 1% increase in the discount rates would result in a corresponding decrease in the statutory severance obligations of $6.6 million, and a 1% decrease in the discount rates would result in a corresponding increase in the statutory severance obligations of $8.2 million. A 1% increase in the rates of compensation increases used would result in a corresponding increase in the statutory severance obligations of $8.4 million, and a 1% decrease in the rates of compensation increases used would result in a corresponding decrease in the statutory severance obligations of $6.9 million. The cumulative amount of actuarial losses recognized in other comprehensive income as at January 2, 2022 was $34.6 million (January 3, 2021 - $12.9 million) which have been reclassified to retained earnings in the period in which they were recognized. (b) Defined contribution plan: During fiscal 2021, defined contribution expenses were $5.3 million (2020 - $4.5 million). (c) Provisions: The following table presents the provisions for decommissioning and site restoration costs of the Company: 2021 2020 Balance, beginning of fiscal year $ 12,240 $ 10,790 Changes in estimates made during the fiscal year 796 1,208 Accretion of interest 153 242 Balance, end of fiscal year $ 13,189 $ 12,240 Provisions as at January 2, 2022 include estimated future costs of decommissioning and site restoration for certain assets located at the Company’s textile and sock facilities for which the timing of settlement is uncertain, but has been estimated to be in excess of twenty years. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 92

14. EQUITY: (a) Shareholder rights plan: The Company has a shareholder rights plan which provides the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value. (b) Accumulated other comprehensive income ("AOCI"): Accumulated other comprehensive income includes the changes in the fair value of the effective portion of qualifying cash flow hedging instruments outstanding at the end of the fiscal year. (c) Share capital: Authorized: Common shares, authorized without limit as to number and without par value. First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at January 2, 2022 and January 3, 2021, none of the first and second preferred shares were issued. Issued: As at January 2, 2022, there were 192,267,273 common shares (January 3, 2021 - 198,407,222) issued and outstanding, which are net of 8,759 common shares (January 3, 2021 - 2,897) that have been purchased and are held in trust as described in note 14(e). (d) Normal course issuer bid ("NCIB"): On February 19, 2020, the Company received approval from the Toronto Stock Exchange (TSX) to renew its NCIB to purchase for cancellation a maximum of 9,939,154 common shares, representing approximately 5% of the Company’s issued and outstanding common shares. During the year ended January 3, 2021, the Company repurchased for cancellation a total of 843,038 common shares under its NCIB programs for a total cost of $23.2 million. Of the total cost of $23.2 million, $0.7 million was charged to share capital and $22.5 million was charged to retained earnings. On August 4, 2021, the Company received approval from the TSX to renew its NCIB commencing on August 9, 2021 to purchase for cancellation up to 9,926,177 common shares, representing approximately 5% of the Company’s issued and outstanding common shares. During the year ended January 2, 2022, the Company repurchased for cancellation a total of 6,475,375 common shares under its NCIB programs for a total cost of $250.4 million. Of the total cost of $250.4 million, $6.2 million was charged to share capital and $244.3 million was charged to retained earnings. Of the 6,475,375 common shares purchased for cancellation, the settlement of 125,073 common shares occurred post quarter-end, for which $5.3 million is recorded in accounts payable and accrued liabilities as at January 2, 2022. On February 22, 2022, the Company received approval from the Toronto Stock Exchange (TSX) to amend its current NCIB, which commenced on August 9, 2021, in order to increase the maximum number of common shares that may be repurchased from 9,926,177, or 5% of the Company’s issued and outstanding common shares as at July 31, 2021 (the reference date for the NCIB), to 19,477,744 common shares, representing 10% of the public float as at July 31, 2021. No other terms of the NCIB have been amended. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 93

14. EQUITY (continued): (e) Common shares purchased as settlement for non-Treasury RSUs: The Company has established a trust for the purpose of settling the vesting of non-Treasury RSUs. For non-Treasury RSUs that are to be settled in common shares in lieu of cash, the Company directs the trustee to purchase common shares of the Company on the open market to be held in trust for and on behalf of the holders of non-Treasury RSUs until they are delivered for settlement, when the non-Treasury RSUs vest. For accounting purposes, the common shares are considered as held in treasury, and recorded as a temporary reduction of outstanding common shares and share capital. Upon delivery of the common shares for settlement of the non-Treasury RSUs, the number of common shares outstanding is increased, and the amount in contributed surplus is transferred to share capital. As at January 2, 2022, a total of 8,759 common shares representing $0.04 million purchased as settlement for non- Treasury RSUs were considered as held in treasury and recorded as a temporary reduction of outstanding common shares and share capital (January 3, 2021 - 2,897 common shares representing $0.2 million). (f) Contributed surplus: The contributed surplus account is used to record the accumulated compensation expense related to equity-settled share-based compensation transactions. Upon the exercise of stock options, the vesting of Treasury RSUs, and the delivery of common shares for settlement of vesting non-Treasury RSUs or SARs, the corresponding amounts previously credited to contributed surplus are transferred to share capital, except for the portion of the share-based payment that the Company settles on a net basis when the Company has an obligation under tax laws to withhold an amount for an employee’s tax obligation, in which case the corresponding amounts previously credited to contributed surplus are transferred to accounts payable and accrued liabilities. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 94

15. FINANCIAL INSTRUMENTS: (a) Financial instruments - carrying amounts and fair values: The carrying amounts and fair values of financial assets and liabilities included in the consolidated statements of financial position are as follows: January 2, 2022 January 3, 2021 Financial assets Amortized cost: Cash and cash equivalents $ 179,246 $ 505,264 Trade accounts receivable 329,967 196,480 Financial assets included in prepaid expenses, deposits and other current assets 69,995 88,781 Long-term non-trade receivables included in other non-current assets 390 1,435 Derivative financial assets included in prepaid expenses, deposits and other current assets 62,758 4,947 Financial liabilities Amortized cost: Accounts payable and accrued liabilities (1) $ 436,073 $ 326,069 Long-term debt - bearing interest at variable rates 400,000 800,000 Long-term debt - bearing interest at fixed rates (2) 200,000 200,000 Derivative financial liabilities included in accounts payable and accrued liabilities 4,328 17,653 1) Accounts payable and accrued liabilities include $18.1 million (January 3, 2021 - $27.6 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement. Accounts payable and accrued liabilities also include balances payable of $48.8 million (January 3, 2021 - $20.0 million) resulting mainly from a one-week timing difference between the collection of sold receivables and the weekly remittance to our bank counterparty under our receivables purchase agreement that is disclosed in note 7 to these consolidated financial statements. 2) The fair value of the long-term debt bearing interest at fixed rates was $212.2 million as at January 2, 2022 (January 3, 2021 - $221.3 million). NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 95

15. FINANCIAL INSTRUMENTS (continued): (a) Financial instruments - carrying amounts and fair values (continued): Short-term financial assets and liabilities The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items. Non-current assets and long-term debt bearing interest at variable rates The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long- term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates. Long-term debt bearing interest at fixed rates The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties. Derivatives Derivative financial instruments are designated as effective hedging instruments and consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates. The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company. As at January 2, 2022, the notional amount of TRS outstanding was 319,639 shares (January 3, 2021 - 284,663 shares) and the carrying amount and fair value included in prepaid expenses, deposits and other current assets was $0.03 million (January 3, 2021 - $0.4 million included in prepaid expenses, deposits and other current assets). Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 96

GILDAN
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. FINANCIAL INSTRUMENTS (continued):

(b) **Derivative financial instruments - hedge accounting:**

During fiscal 2021 and 2020, the Company entered into foreign exchange and commodity forward, option, and swap contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar and to manage its exposure to movements in commodity prices, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes.

The forward foreign exchange contracts were designated as cash flow hedges and qualified for hedge accounting. The forward foreign exchange contracts outstanding as at January 2, 2022 and January 3, 2021 consisted primarily of contracts to reduce the exposure to fluctuations in Canadian dollars, Euros, Australian dollars, Pounds sterling, and Mexican pesos against the U.S. dollar.

The commodity forward, option, and swap contracts were designated as cash flow hedges and qualified for hedge accounting. The commodity contracts outstanding as at January 2, 2022 and January 3, 2021 consisted primarily of forward, collar, and swap contracts to reduce the exposure to movements in commodity prices.

The floating-to-fixed interest rate swaps were designated as cash flow hedges and qualified for hedge accounting. The floating-to-fixed interest rate swaps contracts outstanding as at January 2, 2022 and January 3, 2021 served to fix the variable interest rates on the designated interest payments of a portion of the Company's long-term debt.

The following table summarizes the Company's commitments to buy and sell foreign currencies (cash flow hedges) as at January 2, 2022:

				Carrying and fair value		Maturity
	Notional foreign currency amount equivalent	Average exchange rate	Notional U.S. $ equivalent	Prepaid expenses, deposits and other current assets	Accounts payable and accrued liabilities	0 to 12 months
Forward foreign exchange contracts:						
Sell GBP/Buy USD	26,752	1.3769	$ 36,834	$ 808	$ (54)	$ 754
Sell EUR/Buy USD	29,390	1.1916	35,020	1,592	—	1,592
Sell CAD/Buy USD	39,274	0.8015	31,478	665	—	665
Buy CAD/Sell USD	31,016	0.7840	24,316	92	(88)	4
Sell AUD/Buy USD	8,885	0.7427	6,599	161	(13)	148
Sell MXN/Buy USD	151,791	0.0480	7,279	39	(11)	28
			$ 141,526	**$ 3,357**	**$ (166)**	**$ 3,191**

The following table summarizes the Company's commitments to buy and sell foreign currencies (cash flow hedges) as at January 3, 2021:

				Carrying and fair value		Maturity
	Notional foreign currency amount equivalent	Average exchange rate	Notional U.S. $ equivalent	Prepaid expenses, deposits and other current assets	Accounts payable and accrued liabilities	0 to 12 months
Forward foreign exchange contracts:						
Sell GBP/Buy USD	33,069	1.3090	$ 43,287	$ —	$ (1,784)	$ (1,784)
Sell EUR/Buy USD	33,571	1.1816	39,668	—	(1,736)	(1,736)
Sell CAD/Buy USD	45,591	0.7594	34,623	—	(1,111)	(1,111)
Buy CAD/Sell USD	21,669	0.7077	15,336	1,626	—	1,626
Sell AUD/Buy USD	7,387	0.7218	5,332	—	(346)	(346)
Sell MXN/Buy USD	168,727	0.0455	7,683	28	(693)	(665)
			$ 145,929	$ 1,654	$ (5,670)	$ (4,016)

GILDAN 2021 REPORT TO SHAREHOLDERS 97

GILDAN
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. FINANCIAL INSTRUMENTS (continued):

(b) **Derivative financial instruments - hedge accounting (continued):**

The following table summarizes the Company's commodity contracts outstanding (cash flow hedges) as at January 2, 2022:

	Type of commodity	Notional amount [(1)]	Carrying and fair value: Prepaid expenses, deposits and other current assets	Carrying and fair value: Accounts payable and accrued liabilities	Maturity: 0 to 12 months
Forward contracts	Cotton	251.0 million pounds	$ 56,419	$ —	$ 56,419
Swap & option contracts	Energy	5.7 million gallons	1,660	(102)	1,558
			$ 58,079	**$ (102)**	**$ 57,977**

(1) Notional amounts are not in thousands.

The following table summarizes the Company's commodity contracts outstanding (cash flow hedges) as at January 3, 2021:

	Type of commodity	Notional amount [(1)]	Carrying and fair value: Prepaid expenses, deposits and other current assets	Carrying and fair value: Accounts payable and accrued liabilities	Maturity: 0 to 12 months
Forward contracts	Cotton	16.2 million pounds	$ 1,582	$ —	$ 1,582
Swap contracts	Synthetic fibres	3.9 million pounds	—	(781)	(781)
Swap & option contracts	Energy	6.4 million gallons	1,300	(258)	1,042
			$ 2,882	$ (1,039)	$ 1,843

(1) Notional amounts are not in thousands.

GILDAN 2021 REPORT TO SHAREHOLDERS 98

15. FINANCIAL INSTRUMENTS (continued): (b) Derivative financial instruments - hedge accounting (continued): The following table summarizes the Company’s floating-to-fixed interest rate swap contracts outstanding (cash flow hedges) as at January 2, 2022: Carrying and fair value Notional Prepaid expenses, Accounts amount of Maturity Fixed Floating deposits and other payable and borrowings date Pay / Receive rate rate current assets accrued liabilities Term Loan(1) $ 75,000 April 30, 2023 Pay fixed rate / receive floating rate 2.85 % US LIBOR $ — $ (2,272) 50,000 April 30, 2024 Pay fixed rate / receive floating rate 1.51 % US LIBOR 32 (744) 25,000 April 30, 2025 Pay fixed rate / receive floating rate 1.06 % US LIBOR 167 (154) 50,000 April 30, 2025 Pay fixed rate / receive floating rate 0.78 % US LIBOR 624 — 25,000 June 30, 2026 Pay fixed rate / receive floating rate 1.59 % US LIBOR — (22) 25,000 June 30, 2026 Pay fixed rate / receive floating rate 1.23 % US LIBOR 171 — Unsecured Notes 50,000 August 25, 2023 Pay fixed rate / receive floating rate 1.18 % US LIBOR — (380) 50,000 August 25, 2026 Pay fixed rate / receive floating rate 1.34 % US LIBOR 328 (454) $ 1,322 $ (4,026) (1) The notional amounts for the interest rate swap contracts maturing in 2025 and 2026 are extensions to the $100 million interest rate swap contracts originally entered into related to the $300 million term loan. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 99

GILDAN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. FINANCIAL INSTRUMENTS (continued):

(b) **Derivative financial instruments - hedge accounting (continued):**

The following table summarizes the Company's floating-to-fixed interest rate swap contracts outstanding (cash flow hedges) as at January 3, 2021:

	Notional amount of borrowings	Maturity date	Pay / Receive	Fixed rate	Floating rate	Carrying and fair value: Prepaid expenses, deposits and other current assets	Carrying and fair value: Accounts payable and accrued liabilities
Term Loan[(1)]							
	$ 150,000	June 17, 2021	Pay fixed rate / receive floating rate	0.96 %	US LIBOR	$ —	$ (630)
	25,000	April 6, 2022	Pay fixed rate / receive floating rate	0.27 %	US LIBOR	—	(48)
	75,000	April 30, 2023	Pay fixed rate / receive floating rate	2.85 %	US LIBOR	—	(3,800)
	50,000	April 30, 2024	Pay fixed rate / receive floating rate	1.51 %	US LIBOR	—	(1,886)
	25,000	April 30, 2025	Pay fixed rate / receive floating rate	1.06 %	US LIBOR	—	(755)
	25,000	May 30, 2025	Pay fixed rate / receive floating rate	0.47 %	US LIBOR	—	(30)
Unsecured Notes							
	50,000	August 25, 2023	Pay fixed rate / receive floating rate	1.18 %	US LIBOR	—	(1,330)
	50,000	August 25, 2026	Pay fixed rate / receive floating rate	1.34 %	US LIBOR	—	(2,465)
						$ —	**$ (10,944)**

(1) The notional amounts for the interest rate swap contracts maturing in 2023, 2024, and 2025 were extensions to the $150 million interest rate swap contracts originally entered into related to the $300 million term loan.

The following table summarizes the Company's hedged items as at January 2, 2022:

	Carrying amount of the hedged item: Assets	Carrying amount of the hedged item: Liabilities	Change in value used for calculating hedge ineffectiveness	Cash flow hedge reserve (AOCI)
Cash flow hedges:				
Foreign currency risk:				
Forecast sales	$ —	$ —	$ 2,554	$ (2,554)
Forecast expenses	—	—	4	(4)
Commodity risk:				
Forecast purchases	—	—	64,813	(64,813)
Interest rate risk:				
Forecast interest payments	—	—	(2,562)	2,562
	$ —	**$ —**	**$ 64,809**	**$ (64,809)**

No ineffectiveness was recognized in net earnings as the change in value of the hedging instrument used for calculating ineffectiveness was the same or smaller as the change in value of the hedged items used for calculating the ineffectiveness.

GILDAN 2021 REPORT TO SHAREHOLDERS 100

15. FINANCIAL INSTRUMENTS (continued): (b) Derivative financial instruments - hedge accounting (continued): The following table summarizes the Company’s hedged items as at January 3, 2021: Change in Carrying amount of value used for Cash flow the hedged item calculating hedge hedge reserve Assets Liabilities ineffectiveness (AOCI) Cash flow hedges: Foreign currency risk: Forecast sales $ — $ — $ (4,104) $ 4,104 Forecast expenses — — 1,626 (1,626) Commodity risk: Forecast purchases — — 4,205 (4,205) Interest rate risk: Forecast interest payments — — (10,765) 10,765 $ — $ — $ (9,038) $ 9,038 No ineffectiveness was recognized in net earnings as the change in value of the hedging instrument used for calculating ineffectiveness was the same or smaller as the change in value of the hedged items used for calculating the ineffectiveness. (c) Financial expenses, net: 2021 2020 Interest expense on financial liabilities recorded at amortized cost (1) $ 14,923 $ 30,205 Bank and other financial charges (2) 8,823 14,627 Interest accretion on discounted lease obligations 2,650 3,227 Interest accretion on discounted provisions 153 242 Foreign exchange loss 782 229 $ 27,331 $ 48,530 (1) Net of capitalized borrowing costs of $1.6 million (2020 - $1.6 million). (2) Fiscal 2020 includes upfront costs of $3.9 million for the June 2020 amendments of the loans and notes agreements (note 12). NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 101

15. FINANCIAL INSTRUMENTS (continued): (d) Hedging components of other comprehensive income (“OCI”): 2021 2020 Net gain (loss) on derivatives designated as cash flow hedges: Foreign currency risk $ 3,599 $ 502 Commodity price risk 83,130 (12,699) Interest rate risk 8,203 (12,381) Income taxes (36) (5) Amounts reclassified from OCI to inventory, related to commodity price risk (22,515) 9,837 Amounts reclassified from OCI to net earnings, related to foreign currency risk, interest rate risk, and commodity risk, and included in: Net sales 3,326 (242) Cost of sales — 8,483 Selling, general and administrative expenses (1,992) 331 Financial expenses, net 146 (2,358) Income taxes (14) 29 Cash flow hedging gain (loss) $ 73,847 $ (8,503) The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the years ended January 2, 2022 and January 3, 2021. The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the years ended January 2, 2022 and January 3, 2021. Approximately $64.1 million of net gains presented in accumulated other comprehensive income as at January 2, 2022 are expected to be reclassified to inventory or net earnings within the next twelve months. During fiscal 2020, the Company determined that it no longer met the criteria for hedge accounting for certain commodity forward, option, and swap contracts and certain forward foreign exchange contracts (collectively the "hedging instruments") as the commodity purchases and foreign currency sales which the hedging instruments were respectively hedging, were no longer expected to occur due to economic conditions resulting from the COVID-19 pandemic. Changes in the fair value of such commodity forward, option, and swap contracts and forward foreign exchange contracts resulted in a net loss of $9.0 million, which were transferred out of accumulated other comprehensive income and recognized immediately in net earnings during the second quarter of fiscal 2020. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 102

16. SHARE-BASED COMPENSATION: The Company’s Long-Term Incentive Plan (the "LTIP") includes stock options, stock appreciation rights ('SARs'), and restricted share units. The LTIP allows the Board of Directors to grant stock options, SARs, dilutive restricted share units ("Treasury RSUs"), and non-dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries. The number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs for the LTIP is fixed at 12,000,632. As at January 2, 2022, 132,596 common shares remained authorized for future issuance under this plan. The exercise price payable for each common share covered by a stock option or SARs is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Most stock options vest equally beginning on the second, third, fourth, and fifth anniversary of the grant date. Stock options granted in fiscal 2020 all vest on the third anniversary of the grant date, subject to performance vesting conditions in some cases. SARs granted in fiscal 2020 vest on the third anniversary of the grant date, and all are subject to performance vesting conditions. Holders of Treasury RSUs and non-Treasury RSUs are entitled to dividends declared by the Company which are recognized in the form of additional equity awards equivalent in value to the dividends paid on common shares. The vesting conditions of the additional equity awards are subject to the same performance objectives and other terms and conditions as the underlying equity awards. The additional awards related to outstanding Treasury RSUs and non- Treasury RSUs expected to be settled in common shares are credited to contributed surplus when the dividends are declared. (a) Stock options: Outstanding stock options were as follows: Stock options issued in Canadian dollars and to be exercised on the TSX: Number Weighted exercise price (CA$) Stock options outstanding, December 29, 2019 1,550 $ 35.65 Changes in outstanding stock options: Exercised (87) 24.22 Stock options outstanding, January 3, 2021 1,463 36.33 Changes in outstanding stock options: Exercised (227) 33.48 Stock options outstanding, January 2, 2022 1,236 $ 36.85 Stock options issued in U.S. dollars and to be exercised on the NYSE: Number Weighted exercise price (US$) Stock options outstanding, December 29, 2019 669 $ 29.01 Changes in outstanding stock options: Granted 1,387 26.43 Stock options outstanding, January 3, 2021 2,056 27.27 Changes in outstanding stock options: Forfeited (68) 29.01 Stock options outstanding, January 2, 2022 1,988 $ 27.21 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 103

GILDAN
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SHARE-BASED COMPENSATION (continued):

(a) Stock options (continued):

As at January 2, 2022, 1,235,845 outstanding options issued in Canadian dollars to be exercised on the TSX were exercisable at the weighted average exercise price of CA$36.85 (January 3, 2021 - 1,304,338 options at CA$36.73), and 433,962 outstanding options issued in U.S. dollars and to be exercised on the NYSE, were exercisable at the weighted average exercise price of US$29.01 (January 3, 2021 - 334,448 options at US$29.01). For stock options exercised during fiscal 2021, the weighted average share price at the date of exercise on the TSX was CA$48.12 (2020 - CA$30.48), and the weighted average share price at the date of exercise on the NYSE was US$40.58. Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during 2020 was $5.09. The following table summarizes the average values for the assumptions used in the Black-Scholes option pricing model for the stock option grants for fiscal 2020:

	2020
Exercise price	US$26.43
Risk-free interest rate	0.39%
Expected volatility	36.47%
Expected life	5 years
Expected dividend yield	2.57%

No new grants during fiscal 2021.

The following table summarizes information about stock options issued and outstanding and exercisable at January 2, 2022:

	Options issued and outstanding		Options exercisable
Exercise prices	Number	Remaining contractual life (yrs)	Number
CA$30.46	43	0	43
CA$33.01	463	2	463
CA$38.01	447	1	447
CA$42.27	283	4	283
	1,236		1,236
US$20.77	537	6	—
US$29.01	601	3	434
US$30.00	850	6	—
	3,224		**1,670**

The compensation expense related to stock options included in operating income for fiscal 2021 was $2.8 million (2020 - $1.8 million), and the counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

GILDAN 2021 REPORT TO SHAREHOLDERS 104

GILDAN
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SHARE-BASED COMPENSATION (continued):

(b) **Stock appreciation rights ("SARs"):**

During the year ended January 3, 2021, 824,406 SARs were granted at the weighted average exercise price of US$30 and remained outstanding with a remaining contractual life of 2 years as at January 2, 2022. Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during 2020 was $5.60. None of the outstanding SARs were exercisable as at January 2, 2022. The compensation expense related to SARs included in operating income for fiscal 2021 was $1.5 million (2020 - $0.1 million), and the counterpart has been recorded as contributed surplus. The following table summarizes the assumptions used in the option pricing model for the SARs granted in fiscal 2020:

	2020
Exercise price	US$30
Risk-free interest rate	0.22%
Expected volatility	43.86%
Expected life	3 years
Expected dividend yield	2.32%

No new grants during fiscal 2021.

(c) **Restricted share units:**

A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. All Treasury RSUs awarded to date vest within a five-year vesting period. The vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are based on the Company's average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts.

Outstanding Treasury RSUs were as follows:

	Number	Weighted average fair value per unit
Treasury RSUs outstanding, December 29, 2019	114	$ 31.42
Changes in outstanding Treasury RSUs:		
Granted for dividends declared	1	12.58
Settled through the issuance of common shares	(72)	31.65
Treasury RSUs outstanding, January 3, 2021	43	30.47
Changes in outstanding Treasury RSUs:		
Granted	**5**	**36.45**
Granted for dividends declared	**1**	**37.93**
Settled through the issuance of common shares	**(5)**	**29.68**
Forfeited	**(21)**	**29.95**
Treasury RSUs outstanding, January 2, 2022	**23**	**$ 32.55**

As at January 2, 2022 and January 3, 2021, none of the outstanding Treasury RSUs were vested.

The compensation expense related to Treasury RSUs included in operating income for fiscal 2021 was a recovery of $0.2 million (2020 - $0.6 million expense), and the counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

GILDAN 2021 REPORT TO SHAREHOLDERS 105

16. SHARE-BASED COMPENSATION (continued): (c) Restricted share units (continued): Outstanding non-Treasury RSUs were as follows: Number Weighted average fair value per unit Non-Treasury RSUs outstanding, December 29, 2019 1,422 $ 31.42 Changes in outstanding non-Treasury RSUs: Granted 967 25.47 Granted for dividends declared 25 12.58 Settled - common shares (128) 29.06 Settled - payment of withholding taxes (67) 29.16 Forfeited (342) 25.70 Non-Treasury RSUs outstanding, January 3, 2021 1,877 29.38 Changes in outstanding non-Treasury RSUs: Granted 733 30.38 Granted for dividends declared 25 37.69 Settled - common shares (127) 25.14 Settled - payment of withholding taxes (70) 25.48 Forfeited (492) 32.46 Non-Treasury RSUs outstanding, January 2, 2022 1,946 $ 29.50 Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares purchased on the open market, at the Company's option. Non-Treasury RSUs are settled in common shares purchased on the open market, and to the extent that the Company has an obligation under tax laws to withhold an amount for an employee’s tax obligation associated with the share-based payment the Company settles non-Treasury RSUs on a net basis. Most of the outstanding non-Treasury RSUs awarded to executive officers have vesting conditions that are dependent upon the attainment of strategic performance objectives which are set based on the Company’s long-term strategic plan. A portion of non-Treasury RSU awards which vested in fiscal 2020 were dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly listed companies. In addition, up to two times the actual number of non-Treasury RSUs awarded can vest if exceptional financial performance is achieved. As at January 2, 2022 and January 3, 2021, none of the outstanding non-Treasury RSUs were vested. The compensation cost related to non-Treasury RSUs included in operating income for fiscal 2021 was an expense of $33.3 million (2020 - $0.5 million recovery), and the counterpart has been recorded as contributed surplus. When the underlying common shares are delivered to employees for settlement upon vesting, the amounts previously credited to contributed surplus are transferred to share capital. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 106

16. SHARE-BASED COMPENSATION (continued): (d) Deferred share unit plan: The Company has a deferred share unit plan for independent members of the Company’s Board of Directors who must receive at least 50% of their annual board retainers in the form of deferred share units ("DSUs"). The value of these DSUs is based on the Company’s share price at the time of payment of the retainers or fees. Holders of deferred share units are entitled to dividends declared by the Company which are recognized in the form of additional awards equivalent in value to the dividends paid on common shares. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at January 2, 2022, there were 313,271 (January 3, 2021 - 301,077) DSUs outstanding at a value of $13.3 million (January 3, 2021 - $8.4 million). This amount is included in accounts payable and accrued liabilities based on a fair value per deferred share unit of $42.39 (January 3, 2021 - $28.01). The DSU obligation is adjusted each quarter based on the market value of the Company’s common shares. The Company includes the cost of the DSU plan in selling, general and administrative expenses, which for fiscal 2021 was $2.5 million (2020 - $1.8 million). Changes in outstanding DSUs were as follows: 2021 2020 DSUs outstanding, beginning of fiscal year 301 235 Granted 58 90 Granted for dividends declared 4 2 Redeemed (50) (26) DSUs outstanding, end of fiscal year 313 301 (e) Employee share purchase plans: The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase common shares of the Company at a price of 90% of the then current share price as defined in the plans from Treasury. Employees purchasing shares under the plans subsequent to January 1, 2008 must hold the shares for a minimum of two years. The Company has reserved 5,000,000 common shares for issuance under the plans. As at January 2, 2022, 4,479,452 common shares remained authorized for future issuance under the plans. Included as compensation costs in selling, general and administrative expenses is $0.1 million (2020 - $0.1 million) relating to the employee share purchase plans. 17. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES: (a) Selling, general and administrative expenses: 2021 2020 Selling expenses $ 68,591 $ 76,327 Administrative expenses 147,260 101,492 Distribution expenses 98,320 94,487 $ 314,171 $ 272,306 (b) Employee benefit expenses: 2021 2020 Salaries, wages and other short-term employee benefits $ 501,036 $ 423,335 Share-based payments 37,660 1,954 Post-employment benefits 28,085 44,645 $ 566,781 $ 469,934 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 107

17. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES (continued): (c) Cost of sales: Included in cost of sales for the year ended January 2, 2022 are the following items: • A reduction of cost of sales related to pandemic government assistance for users of U.S. cotton of $18.3 million. • Net insurance gain of $46.0 million, related to the two hurricanes which occurred in Central America in November 2020. The net insurance gain reflected costs of $54.7 million, (mainly attributable to equipment repairs, salary and benefits continuation for idle employees, and other costs and charges), which were more than offset by related accrued insurance recoveries of $100.7 million. The insurance gains primarily relate to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment. Since November 2020, the Company has recognized $212.8 million of accrued insurance recoveries, of which $200.0 million has been received as an advance ($50.0 million in December 2020, $50.0 million in March 2021, $50.0 million in June 2021 and $50.0 million in September 2021), of which receipts of $46.4 million are included in cash flow from operating activities and $103.6 million included in cash flows from investing activities as at January 2, 2022. As at January 2, 2022, $12.8 million of insurance recoveries receivable are recorded in prepaid expenses, deposits and other current assets in the consolidated statement of financial position. The Company recognizes insurance recoveries for items that it has an unconditional contractual right to receive. The Company expects to recognize additional insurance recoveries as the insurance claim process progresses. • Charges of $4.2 million related to the Company's strategic initiatives to significantly reduce its product line SKU count as described in note 8. • A write-down of production equipment and other assets relating to discontinued SKUs of $4.6 million. Included in cost of sales for the year ended January 3, 2021 are the following items: • $108.4 million of manufacturing costs charged directly to cost of sales during the first nine months of the fiscal year as a result of low production levels due to the temporary suspension of production at most of our manufacturing facilities starting in mid-March 2020 resulting from the COVID-19 pandemic. These manufacturing costs consist mainly of salary and benefits continuation for suspended employees as a result of suspended production, severance for terminated employees, and unabsorbed salary, benefits, and overhead costs, including depreciation. • $108.1 million of write-downs of inventory to net realizable value as a result of product line reductions and the decline in the net realizable value of certain inventories due to current market conditions as described in note 8. • $11.3 million for excess commodity contracts with merchants that no longer met the own-use exemption based on a reduction of physical cotton consumption in line with reduced production requirements. • $8.4 million transfer from accumulated other comprehensive income to cost of sales for certain commodity forward, option, and swap contracts that no longer met the criteria for hedge accounting as the commodity purchases which the hedging instruments were respectively hedging were no longer expected to occur due to reduced production requirements. • Net insurance gain of $9.6 million related to the two hurricanes which impacted the Company’s operations in Central America in November 2020. The net insurance gain reflected costs of $101.4 million, (mainly attributable to equipment repairs, salary and benefits continuation for idle employees, and other costs and charges), which were more than offset by related accrued insurance recoveries of $111.0 million (of which $50.0 million was included in cash flows from operating activities, and $61.0 million is recorded in prepaid expenses, deposits and other current assets in the statement of financial position. The insurance gains primarily relate to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 108

17. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES (continued): (d) Government assistance: During the year ended January 2, 2022 an amount of $34.1 million (2020 - $9.2 million) was recognized in cost of sales in the consolidated statement of earnings and comprehensive income relating to government assistance for production costs, and nil (2020 - $3.9 million) was recognized in SG&A in the consolidated statement of earnings and comprehensive income relating to employment subsidies. The $34.1 million includes a COVID relief stimulus payment of $18.3 million for users of U.S. cotton. 18. RESTRUCTURING AND ACQUISITION-RELATED COSTS: Restructuring and acquisition-related costs are presented in the following table, and are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. 2021 2020 Employee termination and benefit costs $ 251 $ 10,900 Exit, relocation and other costs 3,312 13,321 Net loss on disposal and write-downs of property, plant and equipment, right-of-use assets and software related to exit activities 3,136 23,933 Acquisition-related transaction costs 1,526 — $ 8,225 $ 48,154 Restructuring and acquisition-related costs in fiscal 2021 related to the following: $4.1 million for post-closure costs relating to the Company's former textile manufacturing and sewing operations in Mexico; $2.0 million for yarn-spinning plant in the U.S., that was closed in 2020, including a lease exit charge; $1.5 million in transaction costs incurred in connection with the acquisition of Frontier Yarns; and $0.6 million in other costs, to complete restructuring activities that were initiated in prior years. Restructuring and acquisition-related costs in fiscal 2020 related to the following: $22.5 million for the closure of a yarn- spinning plant in the U.S., including accelerated depreciation of right-of-use assets and equipment; $10.8 million for the closure of textile manufacturing and sewing operations in Mexico; $5.9 million for the exit of ship-to-the-piece activities, including computer software write-downs and warehouse consolidation costs; $2.4 million for SG&A workforce reductions; and $6.6 million in other costs, including costs incurred to complete restructuring activities that were initiated in fiscal 2019. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 109

19. INCOME TAXES: The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows: 2021 2020 Earnings (loss) before income taxes $ 624,558 $ (229,373) Applicable statutory tax rate 26.5% 26.5 % Income taxes at applicable statutory rate 165,508 (60,784) Increase (decrease) in income taxes resulting from: Effect of different tax rates and additional income taxes in other jurisdictions (157,321) 36,397 Income tax and other adjustments related to prior taxation years 73 (1,417) Recognition of previously de-recognized tax benefits related to tax losses and temporary differences (8,593) (5,150) Non-recognition of tax benefits related to tax losses and temporary differences 11,035 22,451 Effect of non-deductible expenses and other 6,673 4,412 Total income tax expense (recovery) $ 17,375 $ (4,091) Average effective tax rate 2.8% 1.8 % The Company’s applicable statutory tax rate is the Canadian combined rate applicable in the jurisdictions in which the Company operates. The details of income tax expense are as follows: 2021 2020 Current income taxes, includes a recovery of $1,061 (2020 - $1,511) relating to prior taxation years $ 18,340 $ 3,633 Deferred income taxes: Origination and reversal of temporary differences (4,541) (25,119) Recognition of previously de-recognized tax benefits related to tax losses and temporary differences (8,593) (5,150) Non-recognition of tax benefits related to tax losses and temporary differences 11,035 22,451 Adjustments relating to prior taxation years 1,134 94 (965) (7,724) Total income tax expense (recovery) $ 17,375 $ (4,091) In fiscal 2021, the Company re-recognized $8.6 million (2020 - $5.2 million) of previously de-recognized (in fiscal 2017 pursuant to the organizational realignment plan) deferred income tax assets in the U.S. relating to deferred income tax assets that are now more likely than not to be recovered. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 110

19. INCOME TAXES (continued): Significant components of the Company’s deferred income tax assets and liabilities relate to the following temporary differences and unused tax losses: January 2, 2022 January 3, 2021 Deferred income tax assets: Non-capital losses $ 102,138 $ 99,659 Non-deductible reserves and accruals 26,304 28,211 Property, plant and equipment 16,434 15,319 Other items 7,730 7,455 152,606 150,644 Unrecognized deferred income tax assets (102,749) (100,424) Deferred income tax assets $ 49,857 $ 50,220 Deferred income tax liabilities: Property, plant and equipment $ (34,668) $ (28,643) Intangible assets 2,537 (3,888) Deferred income tax liabilities $ (32,131) $ (32,531) Deferred income taxes $ 17,726 $ 17,689 The details of changes to deferred income tax assets and liabilities were as follows: 2021 2020 Balance, beginning of fiscal year, net $ 17,689 $ 9,917 Recognized in the statements of earnings: Non-capital losses 3,462 155 Non-deductible reserves and accruals (1,944) 16,044 Property, plant and equipment (4,909) 4,400 Intangible assets 6,425 5,344 Other 274 (825) Unrecognized deferred income tax assets (2,343) (17,394) 965 7,724 Business acquisitions (979) — Other 51 48 Balance, end of fiscal year, net $ 17,726 $ 17,689 As at January 2, 2022, the Company has tax credits, capital and non-capital loss carryforwards, and other deductible temporary differences available to reduce future taxable income for tax purposes representing a tax benefit of approximately $102.7 million, for which no deferred tax asset has been recognized (January 3, 2021 - $100.4 million), because the criteria for recognition of the tax asset was not met. The tax credits and capital and non-capital loss carryforwards expire between 2027 and 2041. The recognized deferred tax asset related to loss carryforwards is supported by projections of future profitability of the Company. The Company has not recognized a deferred income tax liability for the undistributed profits of subsidiaries operating in foreign jurisdictions, as the Company currently has no intention to repatriate these profits. If expectations or intentions change in the future, the Company may be subject to an additional tax liability upon distribution of these earnings in the form of dividends or otherwise. As at January 2, 2022, a deferred income tax liability of approximately $61 million would result from the recognition of the taxable temporary differences of approximately $560 million. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 111

20. EARNINGS (LOSS) PER SHARE: Reconciliation between basic and diluted earnings (loss) per share is as follows: 2021 2020 Net earnings (loss) - basic and diluted $ 607,183 $ (225,282) Basic earnings (loss) per share: Basic weighted average number of common shares outstanding 197,014 198,361 Basic earnings (loss) per share $ 3.08 $ (1.14) Diluted earnings (loss) per share: Basic weighted average number of common shares outstanding 197,014 198,361 Plus dilutive impact of stock options, Treasury RSUs, and common shares held in trust 581 — Diluted weighted average number of common shares outstanding 197,595 198,361 Diluted earnings (loss) per share $ 3.07 $ (1.14) Excluded from the above calculation for the year ended January 2, 2022 are nil stock options (2020 - 3,519,127) and nil Treasury RSUs (2020 - 43,485) which were deemed to be anti-dilutive. 21. DEPRECIATION AND AMORTIZATION: 2021 2020 Depreciation of property, plant and equipment (note 9) $ 92,176 $ 108,452 Depreciation of right-of-use assets (note 10) 13,973 14,656 Adjustment for the variation of depreciation included in inventories at the beginning and end of the year 11,177 3,676 Amortization of intangible assets, excluding software (note 11) 12,818 14,302 Amortization of software (note 11) 5,258 6,104 Depreciation and amortization included in net earnings $ 135,402 $ 147,190 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 112

22. SUPPLEMENTAL CASH FLOW DISCLOSURE: (a) Adjustments to reconcile net earnings to cash flows from operating activities - other items: 2021 2020 Deferred income taxes (note 19) $ (965) $ (7,724) Unrealized net (gain) loss on foreign exchange and financial derivatives (5,958) 8,439 Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to inventory and net earnings 8,012 (1,708) Other non-current assets 2,246 1,530 Other non-current liabilities 2,653 4,154 $ 5,988 $ 4,691 (b) Variations in non-cash transactions: 2021 2020 Additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities $ 4,641 $ (13,751) Proceeds on disposal of property, plant and equipment included in other current assets — (375) Additions to right-of-use assets included in lease obligations 3,504 16,189 Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options 4,515 7,552 Deferred compensation credited to contributed surplus (2,075) — Non-cash ascribed value credited to contributed surplus for dividends attributed to restricted share units 943 336 (c) Changes in non-cash working capital balances: 2021 2020 Trade accounts receivable $ (135,103) $ 125,150 Income taxes 12,577 (5,747) Inventories (33,744) 320,384 Prepaid expenses, deposits and other current assets (18,964) 18,199 Accounts payable and accrued liabilities 78,495 (62,476) $ (96,739) $ 395,510 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 113

23. RELATED PARTY TRANSACTIONS: Key management personnel compensation: Key management personnel includes those individuals that have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and is comprised of the members of the executive management team and the Board of Directors. The amount for compensation expense recognized in net earnings for key management personnel, including amounts for an executive who retired during fiscal 2021, was as follows: 2021 2020 Short-term employee benefits $ 12,296 $ 7,754 Post-employment benefits 907 170 Share-based payments 30,460 1,721 $ 43,663 $ 9,645 The amounts included in accounts payable and accrued liabilities for share-based compensation awards to key management personnel were as follows: January 2, 2022 January 3, 2021 DSUs $ 13,280 $ 8,433 Other: During fiscal 2021, the Company incurred expenses for aircraft and other services of $1.5 million (2020 - $0.7 million), with companies controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties. As at January 2, 2022, the amount in accounts payable and accrued liabilities related to the airplane usage and other services was $0.3 million (January 3, 2021 - $0.1 million). On June 23, 2021, the aircraft agreement was amended with an effective date of January 1, 2021 to incorporate a minimum usage fee per year, which is calculated as the average usage in the two preceding fiscal years, excluding the years 2020 and 2021, multiplied by the hourly fee. As at January 2, 2022, the Company has a commitment of $1.3 million under this amended agreement, which relates to minimum usage fees for fiscal 2022. 24. COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES: (a) Claims and litigation: The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company. (b) Guarantees: The Company, and some of its subsidiaries, have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at January 2, 2022, the maximum potential liability under these guarantees was $121.3 million (January 3, 2021 - $54.6 million), of which $10.5 million was for surety bonds and $110.8 million was for financial guarantees and standby letters of credit (January 3, 2021 - $10.5 million and $44.1 million, respectively). As at January 2, 2022, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 114

25. CAPITAL DISCLOSURES: The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that reflects a target ratio of financial leverage as noted below. The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company’s use of capital is to finance working capital requirements, capital expenditures, business acquisition, payment of dividends, as well as share repurchases. The Company currently funds these requirements out of its internally-generated cash flows and with funds drawn from its long-term debt facilities. The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio. The Company’s net debt leverage ratio is defined as the ratio of net debt to adjusted EBITDA for the trailing twelve months, on a pro-forma basis to reflect business acquisitions made during the trailing twelve month period, as if they had occurred at the beginning of the trailing twelve month period. Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets and reversal of impairments on intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. The Company has set a fiscal year-end net debt leverage target ratio of one to two times adjusted EBITDA. As at January 2, 2022, the Company’s net debt leverage ratio was 0.7 times (January 3, 2021 - 3.5 times). In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors will consider several factors when deciding to declare quarterly cash dividends or approve share repurchase programs, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. In April 2020, given the severity of the economic environment resulting from the COVID-19 pandemic, the Company suspended share repurchases and its quarterly cash dividend. On May 25, 2021 the Board of Directors approved the reinstatement of the Company's quarterly dividend of $0.154 per share, in line with Gildan's previous cash dividend rate prior to suspending these payments after the first quarter in fiscal 2020. The Company paid dividends of $90.5 million during the year ended January 2, 2022, representing dividends declared per common share of $0.462. On August 4, 2021 the Board of Directors approved the reinstatement of the Company’s share repurchase program. The Company repurchased for cancellation a total of 6,475,375 common shares under its NCIB programs for a total cost of $250.4 million during the year ended January 2, 2022. The Company is not subject to any capital requirements imposed by a regulator. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 115

26. FINANCIAL RISK MANAGEMENT: Due to the nature of the activities that the Company carries out and as a result of holding financial instruments, the Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of its common shares under the Company's share-based compensation plans. The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and the market price of its own common shares. The use of derivative financial instruments is governed by the Company’s Financial Risk Management Policy approved by the Board of Directors and is administered by the Financial Risk Management Committee. The Financial Risk Management Policy of the Company stipulates that derivative financial instruments should only be used to hedge or mitigate an existing financial exposure that constitutes a commercial risk to the Company, and if the derivatives are determined to be the most efficient and cost effective means of mitigating the Company’s exposure to liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices. Hedging limits, as well as counterparty credit rating and exposure limitations are defined in the Company’s Financial Risk Management Policy, depending on the type of risk that is being mitigated. Derivative financial instruments are not used for speculative purposes. At the inception of each designated hedging derivative contract, the Company formally designates and document the hedging relationship and its risk management objective and strategy for undertaking the hedge. Documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the Company will assess whether the hedging relationship meets the hedge effectiveness requirements, including its analysis of the sources of hedge ineffectiveness and how they determine the hedge ratio. Credit risk Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s trade accounts receivable. The Company may also have credit risk relating to cash and cash equivalents and derivative financial instruments, which it manages by dealing only with highly rated North American and European financial institutions. The Company's credit risk may also be exacerbated during periods of weak general economic and financial conditions. The Company's trade accounts receivable and credit exposure fluctuate throughout the year based on the seasonality of its sales and other factors. The Company’s average trade accounts receivable and credit exposure during an interim reporting period may be significantly higher than the balance at the end of that reporting period. In addition, due to the historical seasonality of the Company’s net sales, the Company’s trade accounts receivable balance as at the end of a calendar year will typically be lower than at the end of an interim reporting period. Under the terms of a receivables purchase agreement, the Company may continuously sell trade accounts receivables of certain designated customers to a third-party financial institution in exchange for a cash payment equal to the face value of the sold trade accounts receivables, less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade accounts receivables but does not retain any credit risk with respect to any trade accounts receivables that have been sold. All trade accounts receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position, as the sale of the trade accounts receivables qualify for de-recognition. The receivables purchase agreement, which allows for the sale of a maximum of $225 million of accounts receivables at any one time, expires on June 20, 2022, subject to annual extensions. The Company’s credit risk for trade accounts receivables is concentrated as the majority of its sales are to a relatively small group of wholesale distributors and mass-market and other retailers. As at January 2, 2022, the Company’s ten largest trade debtors accounted for 78% of trade accounts receivable (2020 - 76%); the largest of which accounted for 24% (2020 - 23%). The Company’s main trade debtors are located in the U.S. The remaining trade accounts receivable balances are dispersed among a larger number of debtors across many geographic areas including the U.S., Canada, Europe, Asia-Pacific, and Latin America. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 116

26. FINANCIAL RISK MANAGEMENT (continued): Credit risk (continued) Most of the Company’s customers have been transacting with the Company or its subsidiaries for several years. Certain wholesale distributors are highly leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with trade accounts receivable and inventory pledged as collateral. The financial leverage of these customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company’s mass-market and other retailer customers vary significantly. The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company’s primary sales offices in Christ Church, Barbados. Where available, the Company’s credit departments periodically review external ratings and customer financial statements and, in some cases, obtain bank and other references. New customers are subject to a specific validation and pre-approval process. From time to time, where circumstances warrant, the Company will temporarily transact with customers on a prepayment basis. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk in its entirety and there can be no assurance that these controls will continue to be effective or that the Company’s historical credit loss experience will continue. The Company’s exposure to credit risk for trade accounts receivable by geographic area was as follows as at: January 2, 2022 January 3, 2021 Trade accounts receivable by geographic area: United States $ 296,100 $ 167,080 Canada 16,954 11,192 Europe and other 16,913 18,208 Total trade accounts receivable $ 329,967 $ 196,480 The aging of trade accounts receivable balances was as follows as at: January 2, 2022 January 3, 2021 Not past due $ 318,528 $ 173,354 Past due 0-30 days 9,352 16,572 Past due 31-60 days 3,667 4,360 Past due 61-120 days 2,903 5,912 Past due over 121 days 9,221 15,276 Trade accounts receivable 343,671 215,474 Less allowance for expected credit losses (13,704) (18,994) Total trade accounts receivable $ 329,967 $ 196,480 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. FINANCIAL RISK MANAGEMENT (continued):

Liquidity risk

Liquidity risk is defined as the potential risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages its liquidity risk through the management of its capital structure and financial leverage, as outlined in note 25 to these consolidated financial statements. In addition, the Company manages this risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of its sales and cash receipts and the expected timing of capital expenditures.

In managing its liquidity risk, the Company relies on cash resources, debt, and cash flows generated from operations to satisfy its financing requirements. The Company may also require access to capital markets to support its operations as well as to achieve its strategic plans. Any impediments to the Company's ability to continue to meet the covenants and conditions contained in its long-term debt agreements as well as the Company's ability to access capital markets, the failure of a financial institution participating in its revolving long-term bank credit facilities, or an adverse perception in capital markets of the Company's financial condition or prospects could have a material impact on its future financing capability. In addition, the Company's access to capital markets and to financing at reasonable terms and interest rates could be influenced by the economic and credit market environment, including a potential prolonged economic downturn and recessions resulting from the unprecedented nature of the COVID-19 pandemic.

The following tables present a maturity analysis based on contractual maturity date of the Company's financial liabilities. All commitments have been reflected in the consolidated statements of financial position except for purchase obligations, as well as minimum royalty payments, which are included in the table of contractual obligations below. The amounts are the contractual undiscounted cash flows.

(in $ millions)	**Carrying amount**	Contractual cash flows	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years
Accounts payable and accrued liabilities	**440.4**	440.4	440.4	—	—	—
Long-term debt	**600.0**	600.0	—	150.0	450.0	—
Purchase and other obligations	—	392.9	320.8	54.5	14.9	2.7
Lease obligations	**109.1**	133.2	21.2	28.2	22.4	61.4
Total contractual obligations	**1,149.5**	1,566.5	782.4	232.7	487.3	64.1

As disclosed in note 24, the Company has granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at January 2, 2022, the maximum potential liability under these guarantees was $121.3 million, of which $10.5 million was for surety bonds and $110.8 million was for financial guarantees and standby letters of credit.

GILDAN 2021 REPORT TO SHAREHOLDERS 118

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. FINANCIAL RISK MANAGEMENT (continued):

Foreign currency risk

The majority of the Company's cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company's functional and reporting currency. Foreign currency risk is mainly limited to the portion of the Company's business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside the U.S., certain equipment purchases, and head office expenses in Canada. The Company's exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the Pound sterling, the Euro, the Australian dollar, the Mexican peso, and the Chinese yuan. For the Company's foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company's cash flows, in the reported amounts for sales and SG&A expenses in its consolidated statement of earnings and comprehensive income, and for property, plant and equipment in its consolidated statement of financial position, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each reporting dates, the impact of which is reported as a foreign exchange gain or loss and included in financial expenses (net) in the statement of earnings and comprehensive income.

The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras, Dominican Pesos, Mexican Pesos, Nicaraguan Cordobas, as well as in Bangladeshi Taka. Significant changes in these currencies relative to the U.S. dollar exchange rate in the future, could have a significant impact on the Company's operating results.

The Company's objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flows and, from time to time will authorize the use of derivative financial instruments, such as forward foreign exchange contracts with maturities of up to three years, to economically hedge a portion of foreign currency cash flows. The Company had forward foreign exchange contracts outstanding as at January 2, 2022, consisting primarily of contracts to sell and buy Canadian dollars, sell Euros, sell Pounds sterling, sell Australian dollars, and sell Mexican pesos in exchange for U.S. dollars. The outstanding contracts and other foreign exchange contracts that were settled during fiscal 2021 were designated as cash flow hedges and qualified for hedge accounting. The underlying risk of the foreign exchange contracts is identical to the hedged risk and, accordingly, the Company has established a ratio of 1:1 for all foreign exchange hedges.

The following tables provide an indication of the Company's significant foreign currency exposures included in the consolidated statement of financial position as at January 2, 2022 arising from financial instruments:

									January 2, 2022
(in U.S. $ millions)	**CAD**	**GBP**	**EUR**	**AUD**	**MXN**	**CNY**	**BDT**	**COP**	**JPY**
Cash and cash equivalents	6.1	1.7	3.3	1.8	5.3	4.5	4.2	1.9	0.9
Trade accounts receivable	16.9	—	7.0	3.9	2.6	0.7	—	—	—
Prepaid expenses, deposits and other current assets	0.4	0.3	2.1	—	0.1	0.4	2.4	0.7	—
Accounts payable and accrued liabilities	(21.0)	(0.6)	(3.7)	(0.6)	(1.0)	(2.9)	(6.8)	—	—

Based on the Company's foreign currency exposures arising from financial instruments noted above, and the impact of outstanding derivative financial instruments designated as effective hedging instruments, varying the foreign exchange rates to reflect a 5 percent strengthening of the U.S. dollar would have (decreased) increased earnings and other comprehensive income as follows, assuming that all other variables remained constant:

									For the year ended January 2, 2022
(in U.S. $ millions)	**CAD**	**GBP**	**EUR**	**AUD**	**MXN**	**CNY**	**BDT**	**COP**	**JPY**
Impact on earnings before income taxes	(0.1)	(0.1)	(0.4)	(0.3)	(0.3)	(0.1)	—	(0.1)	—
Impact on other comprehensive income before income taxes	0.3	1.7	1.6	0.3	0.3	—	—	—	—

GILDAN 2021 REPORT TO SHAREHOLDERS 119

26. FINANCIAL RISK MANAGEMENT (continued): Foreign currency risk (continued): An assumed 5 percent weakening of the U.S. dollar during the year ended January 2, 2022 would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant. Commodity risk The Company is subject to the commodity risk of cotton prices and cotton price movements, as the majority of its products are made of 100% cotton or blends of cotton and synthetic fibers. The Company is also subject to the risk of fluctuations in the prices of crude oil and petrochemicals as they influence the cost of polyester fibers which are used in many of its products. The Company purchases cotton from third-party merchants, cotton-based yarn from third-party yarn manufacturers, and polyester fibers from third-party polyester manufacturers. The Company assumes the risk of price fluctuations for these purchases. The Company enters into contracts, up to eighteen months in advance of future delivery dates, to establish fixed prices for its cotton and cotton-based yarn purchases and polyester fibers purchases, in order to reduce the effects of fluctuations in the cost of cotton, crude oil, and petrochemicals used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments that would need to be accounted for at fair value in the Company’s consolidated financial statements. Without taking into account the impact of fixed price contracts, a change of $0.01 per pound in the price of cotton would affect the Company’s annual raw material costs by approximately $6 million, based on current production levels. In addition, fluctuations in crude oil or petroleum prices also affect the Company's energy consumption costs and can influence transportation costs and the cost of related items used in its business, including other raw materials the Company uses to manufacture its products such as chemicals, dyestuffs, and trims. The Company generally purchases these raw materials at market prices. The Company also has the ability to enter into derivative financial instruments, including futures and option contracts, to manage its exposure to movements in commodity prices. Such contracts are accounted for at fair value in these consolidated financial statements in accordance with the accounting standards applicable to financial instruments. During fiscal 2021, the Company entered into commodity derivative contracts as described in note 15. The underlying risk of the commodity derivative contracts is identical to the hedged risk and accordingly, the Company has established a ratio of 1:1 for all commodity derivative hedges. Due to a strong correlation between commodity future contract prices and its purchased costs, the Company did not experience any significant ineffectiveness on its hedges, other than as disclosed in note 15(d). Interest rate risk The Company is subject to interest rate risk arising from its $300 million term loan, $100 million of its unsecured notes payable, and amounts drawn on its revolving long-term bank credit facilities, all of which bear interest at a variable U.S. LIBOR-based interest rate, plus a spread. The Company generally fixes the rates for LIBOR-based borrowings for periods of one to three months. The interest rates on amounts drawn on debt agreements and on any future borrowings will vary and are unpredictable. Increases in interest rates on new debt issuances may result in a material increase in financial charges. The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time. The Company has floating-to-fixed interest rate swaps outstanding to hedge up to $250 million of its floating interest rate exposure on a designated portion of certain long-term debt agreements. The interest rate swap contracts are designated as cash flow hedges and qualify for hedge accounting. Refer to note 15 (b) for additional information. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 120

26. FINANCIAL RISK MANAGEMENT (continued): Interest rate risk (continued): The Company has begun discussions with its lenders to amend existing debt agreements to include LIBOR fallback provisions. LIBOR is still being used as the interest rate benchmark in its existing debt agreements. In addition, the Company and its counterparties under interest rate swap agreements are expected to negotiate the substitution of reference rates in such agreements. Refer to note 15 (d) for additional information. As at January 2, 2022, the Company has $400 million of term loans and private placements with a U.S. LIBOR-based interest rate. The Company's floating rate debt has a variable rate of interest linked to LIBOR as a benchmark for establishing the rate. However, the changes to LIBOR which were effective after January 1, 2021 did not impact the cost of the Company's variable rate indebtedness, as LIBOR is still being used as the interest rate benchmark in its existing debt agreements. In July 2017, the United Kingdom’s Financial Conduct Authority (FCA), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. In March 2021, the FCA announced that it will cease the issuance of the EUR, CHF, JPY and GBP LIBOR for all tenors, as well as the one week and two month USD LIBOR at the end of December 31, 2021. All other USD LIBOR tenors will cease at the end of June 30, 2023. The Company is currently managing the process to transition the existing impacted agreements to an alternative rate (such as a new widely recognized benchmark rates for newly originated loans) for the calculation of interest rates under its floating rate debt. The Company may incur expenses in effecting the transition, and may be subject to disputes or litigation with lenders over the appropriateness or comparability to LIBOR of the substitute reference rates. Based on the value of interest-bearing financial instruments during the year ended January 2, 2022, an assumed 0.5 percentage point increase in interest rates during such period would have decreased earnings before income taxes by $1.2 million. An assumed 0.5 percentage point decrease in interest rates would have had an equal but opposite effect on earnings before income taxes, assuming that all other variables remain constant. 27. DISAGGREGATION OF REVENUE: Net sales by major product group were as follows: 2021 2020 Activewear $ 2,364,740 $ 1,498,408 Hosiery and underwear 557,830 482,868 $ 2,922,570 $ 1,981,276 Net sales were derived from customers located in the following geographic areas: 2021 2020 United States $ 2,526,552 $ 1,696,872 Canada 114,800 76,163 International 281,218 208,241 $ 2,922,570 $ 1,981,276 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 121

28. ENTITY-WIDE DISCLOSURES: Following an internal reorganization which took effect on January 1, 2018 and resulted in the consolidation of the Company’s divisional organizational structure, the Company manages its business on the basis of one reportable operating segment. Property, plant and equipment, right-of-use-assets, intangible assets, and goodwill, are allocated to geographic areas as follows: January 2, 2022 January 3, 2021 United States $ 602,120 $ 431,403 Canada 69,939 95,585 Honduras 346,256 323,617 Caribbean 486,876 448,278 Asia-Pacific 129,926 114,785 Other 32,848 39,114 $ 1,667,965 $ 1,452,782 Customers accounting for at least 10% of total net sales for the fiscal years ended January 2, 2022 and January 3, 2021 were as follows: 2021 2020 Customer A 15.9% 12.3 % Customer B 13.9% 13.1 % Customer C 7.9% 10.4 % NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2021 REPORT TO SHAREHOLDERS 122

SHAREHOLDER INFORMATION*



BOARD OF DIRECTORS

Donald C. Berg
Chair of the Board of Directors
Director since 2015

Maryse Bertrand
Chair of the Corporate Governance and Social Responsibility Committee
Director since 2018

Dhaval Buch
Director since 2022

Marc Caira
Director since 2018

Glenn J. Chamandy
President and Chief Executive Officer
Director since 1984

Shirley E. Cunningham
Chair of the Compensation and Human Resources Committee
Director since 2017

Russell Goodman
Director since December 2010

Charles M. Herington
Director since 2018

Luc Jobin
Chair of the Audit and Finance Committee
Director since 2020

Craig A. Leavitt
Director since 2018

Anne Martin-Vachon
Director since 2015

GILDAN CORPORATE OFFICE

600 de Maisonneuve Boulevard West,
33rd Floor, Montreal, QC H3A 3J2 Canada
514-735-2023
Toll free: 1-866-755-2023
www.gildancorp.com

STOCK INFORMATION

Toronto Stock Exchange
New York Stock Exchange
Symbol: GIL

STOCK TRANSFER AGENT & REGISTRAR

Computershare Investor Services Inc.
100 University Avenue, 8th Floor
Toronto, ON M5J 2Y1
Canada
1-800-564-6253
Toll free fax: 1-888-453-0330
service@computershare.com

EXECUTIVE MANAGEMENT TEAM

Glenn J. Chamandy
President and Chief Executive Officer

Rhodri J. Harries
Executive Vice-President, Chief Financial and Administrative Officer

Benito A. Masi
President, Manufacturing

Chuck J. Ward
President, Sales, Marketing, and Distribution

Arun D. Bajaj
Executive Vice President,
Chief Human Resources Officer and Legal Affairs

INVESTOR RELATIONS

Sophie Argiriou
Vice-President, Investor Communications
investors@gildan.com

LEGAL AFFAIRS

Michelle Taylor
Vice-President, General Counsel and Corporate Secretary
corporate.governance@gildan.com

CORPORATE COMMUNICATIONS

Geneviève Gosselin
Director, Global Communications and Corporate Marketing
communications@gildan.com

ESG

Peter Iliopoulos
Senior Vice President, Taxation, Sustainability, and Governmental Affairs
cc@gildan.com

AUDITORS

KPMG LLP

ANNUAL MEETING OF SHAREHOLDERS

May 5, 2022
At 10:00 AM E.T.

*As of March 1, 2022